Form 10-K/A, Exhibit 13
period 1995-12-31
IRVINE APARTMENT COMMUNITIES INC
filed 1997-02-11
CIK 912084

IRVINE APARTMENT COMMUNITIES, INC.
1995 Amended Annual Report to Shareholders

Exhibit 13





Table of Contents                        Page
-----------------                        ----
Selected Financial Information             2
Management's Discussion and Analysis       3
Financial Statements                      10
Notes to Financial Statements             14
Independent Auditors' Report              24
Operating Information                     25
Directors and Officers                    26
Shareholder Information                   27

IRVINE APARTMENT COMMUNITIES, INC.


SELECTED FINANCIAL INFORMATION





(in thousands, except percentages, per                            Years Ended December 31,
share and property information)                 1995          1994          1993           1992           1991
----------------------------------------------------------------------------------------------------------------
SELECTED OPERATING INFORMATION
Total revenues                               $ 136,168     $ 130,236     $ 124,820      $ 121,194      $ 112,249
Operating revenues (excludes interest
 income)                                     $ 135,757     $ 128,923     $ 124,760      $ 121,194      $ 112,249
Income (loss) before extraordinary item
and minority/predecessor interest
   in income (loss)                          $  25,056     $  12,279     $    (387)     $  (1,600)     $  (3,320)
Net income                                   $   8,465     $   7,273     $     115
Income after minority interest in income
  and before extraordinary item per share    $    0.84      $    0.62      $    0.04
Net income per share                         $    0.61      $    0.62      $    0.01
Cash distributions per share                 $    1.39      $    1.11
Total apartment units (at end of period)        12,776        11,358        11,334         10,952         10,616
----------------------------------------------------------------------------------------------------------------
SELECTED STABILIZED PROPERTY INFORMATION(1)
Total properties (at end of period)                 43            43            42             42             40
Average units                                   11,334        11,334        10,799         10,446          9,990
Average economic occupancy(2)                     94.1%         95.1%         96.1%          95.9%          95.0%
Average monthly rent per unit(3)             $     996     $     981     $     963      $     950      $     937
----------------------------------------------------------------------------------------------------------------
SELECTED BALANCE SHEET INFORMATION AT
DECEMBER 31
Total assets                                 $ 853,230     $ 757,240     $ 740,120      $ 654,694      $ 655,343
Total long-term debt                         $ 563,286     $ 540,689     $ 513,943      $ 555,491      $ 517,868
Shareholders' equity and minority
interest/predecessor's equity                $ 264,566     $ 191,049     $ 212,344      $  90,274      $ 125,555

----------------------------------------------------------------------------------------------------------------


Note: The selected financial information includes historical data of the Company and, prior to December 8, 1993, the date of the Company's initial public offering, the Company's Predecessor. See Note 1 to the Consolidated and Combined Financial Statements.


(1) A property is stabilized at the earlier of one year after completion of construction or when it achieves 95% occupancy.

(2) Economic occupancy is calculated by dividing the rental revenues collected by gross potential rent (gross rental revenue plus assumed revenue on vacant units at market rents) for the period.

(3) Average monthly rent per unit is calculated by dividing average rental revenue per unit by average economic occupancy.

IRVINE APARTMENT COMMUNITIES, INC.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


The following discussion should be read in conjunction with the Selected Financial Information, the Consolidated and Combined Financial Statements of Irvine Apartment Communities, Inc. and its Predecessor and the Notes thereto.

OVERVIEW

Irvine Apartment Communities, Inc. (the "Company") was incorporated on September 10, 1993 and operates as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended. At December 31, 1995, the Company had a 45.4% general partnership interest in and was the sole managing general partner of Irvine Apartment Communities, L.P. (the "Operating Partnership") which began operations as of December 8, 1993, the date of the Company's initial public offering of Common Stock (the "Offering"). In connection with the Offering, The Irvine Company (the "Limited Partner") transferred 42 apartment communities and a 99% interest in a limited partnership which owns one apartment community to the Operating Partnership. At December 31, 1995, The Irvine Company had a 54.6% limited partnership interest in the Operating Partnership.

   The Company is a self-administered equity REIT engaged in the operation and development of apartment communities in Orange County, California. As of December 31, 1995 the Operating Partnership owned and operated 43 properties and had completed 1,442 apartment units within six new apartment communities under construction (collectively, the "Properties"). Until July 31, 2020, the Company has the exclusive right, but not the obligation, to acquire land from The Irvine Company for development of additional apartment communities on the Irvine Ranch (see Note 7 to the Consolidated and Combined Financial Statements).


RESULTS OF OPERATIONS


The Company's income before extraordinary item and minority interest was $25.1 million in 1995, up from $12.3 million in 1994 and $(0.04) million in 1993. The Company's financial results improved in 1995 due to the contribution of newly delivered rental units from its development program, as well as cost reductions in property expenses within its stabilized portfolio. In 1994, financial results improved largely as a result of the contribution of rental income from the newly completed San Paulo property and a decrease in interest expense of $23.4 million was offset by an increase of $12.9 million in amortization of deferred financing costs.


OPERATING REVENUES increased by 5.3% to $135.8 million in 1995, up from $128.9 million in 1994. Operating revenues in 1994 had increased by 3.3% from $124.8 million in 1993. Operating revenues rose in 1995 largely as a result of the contribution of newly delivered rental units from five lease-up properties. In total, these new units added $5.7 million to operating revenues in 1995. They made virtually no contribution in 1994. Within the Company's stabilized portfolio, operating revenues increased less than 1% in 1995, as modest increases in rental rates were largely offset by a decline in average economic occupancy to 94.1% from 95.1% in 1994. Average monthly rental rates increased 1.5% to $996 in 1995, from $981 in 1994.

   Operating revenues improved in 1994 from the prior year primarily due to a 1.9% increase in rental rates within the Company's portfolio of 42 properties fully stabilized in both years, partially offset by a decline in this portfolio's average economic occupancy to 95.1% from 96.1%. Operating revenues also benefited from an additional $2.9 million in rental income generated by the San Paulo property.

IRVINE APARTMENT COMMUNITIES, INC.



PROPERTY EXPENSES decreased by 4.1% to $31.8 million in 1995 from $33.1 million in 1994. These expenses had decreased in 1994 by 2.8% from $34.1 million in 1993. Over the past two years, the Company has achieved sustained reductions in its per unit property expenses through aggressive bidding of external service and purchase contracts and a series of initiatives to enhance the efficiency of internally managed customer service and property maintenance operations. In 1995, average monthly per unit property expenses within the Company's stabilized portfolio decreased to $223 from $243 in 1994 and $255 in 1993. Lease-up properties added $1.4 million to property expenses in 1995, a negligible amount in 1994 and $0.5 million in 1993.



PROPERTY MANAGEMENT FEES increased by 2.4% to $3.9 million in 1995 from $3.8 million in 1994. This increase was due to the addition of rental units in lease-up properties slightly offset by reducing percentage fees resulting from third party property management contracts negotiated during 1994. Property management fees decreased 2.1% in 1994 from $3.9 million in 1993 due to reduced percentage fees resulting from third party property management contracts negotiated during 1993.


REAL ESTATE TAXES totaled $12.0 million in 1995, $11.8 million in 1994 and $10.7 million in 1993. Taxes increased in 1995 due to the addition of rental units in lease-up properties. In 1994, the Company's real estate taxes increased from the 1993 level primarily due to higher assessed property values as a result of the Offering, which created an additional $0.7 million in taxes, and the addition of the San Paulo community, which added $0.2 million in taxes.


                       PORTFOLIO REVENUE AND EXPENSE DATA

                                          Years Ended December 31,
                       (in thousands)        1995         1994
              --------------------------------------------------
              STABILIZED PORTFOLIO
                 Operating revenue         $130,082     $128,921
                 Property expenses         $ 30,324     $ 33,104
                 Real estate taxes         $ 11,256     $ 11,785
                 Property management fees  $  3,733     $  3,800
                 Depreciation and
                   amortization            $ 21,237     $ 21,051
              LEASE-UP PORTFOLIO
                 Operating revenue         $  5,675     $      2
                 Property expenses         $  1,437     $      2
                 Real estate taxes         $    746     $      1
                 Property management fees  $    160     $      0
                 Depreciation and
                   amortization            $  1,906     $      4
              --------------------------------------------------



NET INTEREST EXPENSE decreased to $25.9 million in 1995 from $26.8 million in 1994 and $50.2 million in 1993. The decline in 1995 net interest expense was largely due to a higher level of capitalized interest from increased construction activity. Capitalized interest totaled $6.8 million in 1995 compared to $1.3 million in 1994. Total interest incurred grew by $5.1 million in 1995, of which approximately $2.4 million was due to the Company's May 1995 refinancing of tax-exempt mortgage debt and $2.0 million was due to increased borrowings under bank lines of credit to fund construction activities. In 1994, net interest expense decreased by $23.4 million from the prior year primarily due to the repayment of certain debt obligations and the adjustment of interest rates to market levels at the Offering in late 1993.


INTEREST INCOME totaled $0.4 million in 1995, $1.3 million in 1994 and $0.1 million in 1993. The changes in interest income reflect changes in the Company's average cash balances.

AMORTIZATION OF DEFERRED FINANCING COSTS decreased by 46.6% to $8.5 million in 1995 from $15.9 million in 1994. These costs had increased substantially in 1994 from $3.0 million in 1993. In May 1995, the Company refinanced all of its tax-exempt mortgage debt and eliminated the related deferred financings costs through an extraordinary charge of $23.4 million. As a result, amortization expense was reduced by $6.2 million in the second half of 1995. In 1994, the Company's amortization expense increased by $12.9 million from the prior year as a result of the $54.9 million in deferred financing costs incurred and capitalized at the Offering in late 1993.

IRVINE APARTMENT COMMUNITIES, INC.


DEPRECIATION AND AMORTIZATION EXPENSE increased by 9.9% to $23.1 million in 1995, up from $21.1 million in 1994. These expenses had increased in 1994 by 5.3% from $20.0 million in 1993. The increases in both years reflect the completion and delivery of newly developed rental units from the Company's lease-up properties.


GENERAL AND ADMINISTRATIVE EXPENSE increased by 8.6% to $5.9 million in 1995, up from $5.4 million in 1994. This increase was largely the result of increased staffing levels. General and administrative expense had increased in 1994 by 66.0% from $3.3 million in 1993. This increase was primarily due to the additional costs associated with public ownership and an increase in staffing levels reflecting a greater level of new development.


ORANGE COUNTY BANKRUPTCY: On December 6, 1994 the County of Orange and the Orange County Investment Pool filed separate petitions for federal bankruptcy protection. The long-term effects of the bankruptcy on the Company, if any, cannot be predicted at this time. Potential effects include, but are not limited to, a restructuring of County government, reducing non-essential and discretionary services, privatizing certain functions, sale of certain assets, failure to repay in full funds invested in the Pool, an increase in the cost of government financing and lower consumer confidence. However, the County experienced positive job growth during 1995 and certain regional forecasts predict further job gains in 1996. If the economy were to be adversely affected in the long run, such a development could, in turn, have an adverse impact on demand for apartments in the Company's existing communities and its communities under construction.


LIQUIDITY AND CAPITAL RESOURCES

The Company believes that cash provided by operations will be adequate to meet both operating requirements and payment of distributions by the Company in accordance with REIT requirements in both the short and long term.

LIQUIDITY: The Company expects to meet its long-term liquidity requirements, such as construction, scheduled debt maturities and possible property acquisitions, through the issuance or refinancing of long-term debt, borrowings from financial institutions, or the issuance of additional equity securities of the Company and/or Operating Partnership units. In November 1995, the Company obtained a $175 million unsecured credit facility for the Operating Partnership, replacing a $50 million unsecured revolving line of credit and a $150 million secured construction line of credit. The new facility will be used primarily to finance an ongoing rental property development program. As of December 31, 1995, $153 million was available under the credit facility.

SHELF REGISTRATION STATEMENT: On May 8, 1995 the Company filed a shelf registration statement with the Securities and Exchange Commission for up to $250 million of securities. The registration statement provides for the issuance of common stock, preferred stock, debt securities, and warrants to purchase common stock, preferred stock and debt securities. The Company plans to use the proceeds raised from any securities issued under the shelf registration for general corporate purposes, including the development of new apartment communities and the repayment of existing debt. Subsequent to the follow-on common stock offering discussed below, availability under the shelf registration was approximately $160 million.

FOLLOW-ON COMMON STOCK OFFERING AND INVESTMENT BY THE IRVINE COMPANY: On August 9, 1995 the Company sold, pursuant to the shelf registration statement described above, 5.175 million shares of common stock at $17.25 per share (the "Follow-On Common Stock Offering"). Concurrent with the Follow-On Common Stock Offering, The Irvine Company, pursuant to its rights under the Operating Partnership Agreement, purchased 1.5 million additional limited partnership units at $17.25 per unit which are exchangeable for common stock on a one for one basis, subject to adjustment and certain limitations ("The Irvine Company Investment"). The net proceeds from the two transactions (the "Follow-On Offering")

IRVINE APARTMENT COMMUNITIES, INC.


totaled $109.3 million. Proceeds of $80.1 million were used to repay amounts outstanding under the Company's construction and revolving lines of credit. The balance of $29.2 million was used to fund new construction.

   Largely as a result of these transactions, the respective interests of the Company and The Irvine Company in the Operating Partnership shifted to 45.4% and 54.6% at December 31, 1995 from 39% and 61% at December 31, 1994. The change in percentage interests was also affected by the issuance of new Operating Partnership units to The Irvine Company as partial payment for two land acquisitions in 1995.

          DEBT STRUCTURE

                                               Balance at       Weighted
                                                December         Average
          (dollars in millions)                 31, 1995      Interest Rate
          -----------------------------------------------------------------
          Fixed rate debt
             Conventional mortgage financings   $  137.0           6.22%
             Mortgage notes payable to
               The Irvine Company                   52.0           5.75%
             Tax-exempt mortgage
               bond financings                     332.6           5.71%
             Tax-exempt assessment
               district debt                         6.1           6.86%
          -----------------------------------------------------------------
                 Total fixed rate debt             527.7           5.86%
          -----------------------------------------------------------------
          Variable rate debt
             Line of credit                         22.0           7.78%
             Tax-exempt assessment
               district debt                        13.6           3.31%
          -----------------------------------------------------------------
                 Total variable rate debt           35.6           6.07%
          -----------------------------------------------------------------
                 Total debt                     $  563.3           5.87%
          -----------------------------------------------------------------

DEBT: The Company's conventional and tax-exempt mortgage debt bears interest at fixed interest rates, or variable rates that have been effectively fixed through interest rate swap agreements. Interest rates on conventional mortgage debt were reduced to then-current market rates at the time of the Offering in December 1993 through interest rate buy-down agreements that are scheduled to expire at various dates prior to loan maturity. A buy-down agreement relating to $13.1 million of conventional mortgage debt expired on January 1, 1996, when the fixed rate increased from 5.29% to 7.75%. (See Note 3 to the Consolidated and Combined Financial Statements regarding the refinancing of tax-exempt mortgage bond financings in May 1995.) The weighted average effective interest rate on the Company's debt, including the non-cash charges of amortization of deferred financing costs, was 6.39% at December 31, 1995.

                  DEFERRED FINANCING COSTS

                                            Balance at       Weighted
                                             December        Average
          (dollars in millions)              31, 1995     Remaining Term
          --------------------------------------------------------------
          Interest rate buy-downs on
             conventional mortgage financings $  12.2        9.5 yrs.
          Loan origination costs and other       10.6        26.7 yrs.
          --------------------------------------------------------------
          Total                               $  22.8        17.5 yrs.
          --------------------------------------------------------------

IRVINE APARTMENT COMMUNITIES, INC.



OPERATING ACTIVITIES: Cash flow provided by operating activities was $55.4 million, $49.8 million and $10.2 million for 1995, 1994 and 1993, respectively. Cash provided by operating activities increased in 1995 compared to prior years primarily due to higher revenues and lower operating costs.

INVESTING ACTIVITIES: Cash flow used in investing activities was $128.2 million, $50.9 million and $23.6 million in 1995, 1994 and 1993, respectively. These increases resulted from additional development activity in each subsequent year. (See Capital Expenditures.)


FINANCING ACTIVITIES: Cash flow provided by (used in) financing activities was $73.7 million, $(23.3) million and $36.4 million in 1995, 1994 and 1993, respectively. Among the factors affecting these cash flows in 1995, the Company received $83.5 million in net proceeds from the Follow-On Common Stock Offering, $25.9 million from The Irvine Company concurrent with that offering and $8.3 million of additional proceeds from the refinancing of tax-exempt debt, while incurring loan origination costs of $9.2 million. In addition, net borrowings from lines of credit increased to $15.7 million in 1995 from $6.3 million in 1994, while distributions paid in 1995 increased to $44.8 million from $33.6 million in 1994. In 1994, cash flows used in financing activities included distributions noted above, partially offset by new borrowings in excess of principal reductions of about $11.1 million. In 1993, cash flow provided by financing activities included net proceeds of $191.1 million in connection with the Offering, partially offset by $118.1 million in debt extinguishment. Excluding this debt extinguishment, the Company also received new borrowings in excess of principal reductions of about $76.6 million and distributed, prior to the Offering, $52.2 million to The Irvine Company.


CAPITAL EXPENDITURES

CAPITAL REPLACEMENTS ON EXISTING PROPERTIES: Expenditures for capital replacements on existing properties totaled $4.5 million, $5.6 million and $5.3 million in 1995, 1994 and 1993, respectively. Average capital replacements per unit for the existing properties were $399, $490 and $482 in 1995, 1994 and 1993, respectively. These expenditures declined in 1995 from prior year levels, reflecting greater efficiency in property enhancement activities, including centralized purchasing of major replacement materials. The Company has a policy of capitalizing expenditures related to new assets, acquisitions, the material enhancement of the value of an existing asset, or the substantial extension of an existing asset's useful life. Expenditures for capital replacements in 1996 are expected to be similar to 1995 levels.

                  CAPITAL REPLACEMENTS ON EXISTING PROPERTIES

                                                 Total
          Year Ended December 31, 1995       (in thousands)    Per unit
          -------------------------------------------------------------
          Carpet replacements                    $1,591          $140
          Exterior painting, siding                 781            69
             and stucco
          Upgrades, renovations and major
             building items                       1,123            99
          Appliances, water heaters and
             air conditioning                       255            23
          Roofing, concrete and pavement            407            36
          Equipment and other                       363            32
          -------------------------------------------------------------
             Total                               $4,520          $399
          -------------------------------------------------------------

CAPITAL EXPENDITURES ON NEW DEVELOPMENT: The Company's major cash requirements in 1996 are expected to be for the construction of new apartment communities. The Company initiated construction on five apartment communities in 1994 requiring total expenditures of approximately $204.5 million, of which $192.8 million had been incurred at December 31,

IRVINE APARTMENT COMMUNITIES, INC.


1995. The remaining $11.7 million will be incurred in 1996. In addition, the Company began construction of one apartment community in 1995 and plans four additional starts in 1996. Initial funding for these four developments totaling $132 million is expected to come from the $175 million unsecured revolving credit facility.

   The timing of commencement and completion of construction and initial stabilized occupancy, number of units, and estimated costs of apartment communities that are in development or are expected to be developed are only estimates. Actual results will depend on numerous factors, many of which are beyond the control of the Company. These include the extent and timing of economic growth in the Company's rental markets; future trends in the pricing of construction materials and labor; entitlement decisions by local government authorities; and changes in interest rate levels. No assurance can be given that the timing, number of units, or estimates set forth in the foregoing tables will not vary substantially from actual results. The Company has made no commitments to build the projected 1996 construction starts and no assurance can be made that such properties will be acquired, built or stabilized in the periods estimated.

LEASE-UP INFORMATION

Status at December 31, 1995


                                                                               Percentage               Percentage
                                          Units    Percentage       Units    of Delivered    Units    of Delivered
Apartment Community    Total Units    Delivered     Delivered    Occupied   Units Occupied   Leased   Units Leased
------------------------------------------------------------------------------------------------------------------
Villa Coronado             513           423           82%           346          82%          359          85%
Santa Rosa                 368           324           88%           250          77%          279          86%
Santa Clara                378           229           61%           210          92%          243         106%
Rancho Monterey            436           263           60%           161          61%          172          65%
Newport Ridge              512           203           40%           146          72%          176          87%
------------------------------------------------------------------------------------------------------------------
   Total                 2,207         1,442           65%         1,113          77%        1,229          85%
------------------------------------------------------------------------------------------------------------------


CONSTRUCTION INFORMATION: 1994/1995 STARTS


                                                                                                     Estimated            Total
                                                                                    Commencement       Initial        Estimated
                                                                    Commencement      of Leasing    Stabilized            Costs
Apartment Community                    Village, City    Units    of Construction        Activity     Occupancy    (in millions)
-------------------------------------------------------------------------------------------------------------------------------
Villa Coronado                    Westpark I, Irvine      513               6/94           12/94        2Q '96            $43.9
Santa Rosa                       Westpark II, Irvine      368               6/94            2/95        2Q '96             30.9
Santa Clara                      Westpark II, Irvine      378               9/94            3/95        3Q '96             34.9
Rancho Monterey                 Tustin Ranch, Tustin      436               9/94            5/95        4Q '96             40.8
Newport Ridge          Newport Ridge, Unincorporated      512              12/94            7/95        4Q '96             54.0
Baypointe               Newport North, Newport Beach      300              11/95          1Q '97        4Q '97             33.4
-------------------------------------------------------------------------------------------------------------------------------
Total                                                   2,507                                                            $237.9
-------------------------------------------------------------------------------------------------------------------------------

CONSTRUCTION INFORMATION: PROJECTED 1996 STARTS

                                                                                                Total
                                                                           Estimated        Estimated
                                                        Estimated       Commencement            Costs
Apartment Community                    Village, City        Units    of Construction    (in millions)
-----------------------------------------------------------------------------------------------------
Santa Maria                      Westpark II, Irvine          227             1Q '96             $ 25
The Colony             Newport Center, Newport Beach          245             2Q '96               42
Santa Rosa II                    Westpark II, Irvine          210             4Q '96               26
Rancho Santa Fe                Tustin Ranch,  Tustin          350             4Q '96               39
-----------------------------------------------------------------------------------------------------
Total                                                       1,032                                $132
-----------------------------------------------------------------------------------------------------

IRVINE APARTMENT COMMUNITIES, INC.


HISTORICAL AND PRO FORMA FUNDS FROM OPERATIONS

Industry analysts generally consider funds from operations ("FFO") an appropriate measure of performance of an equity REIT. The Company computes FFO in accordance with standards established by the National Association of Real Estate Investment Trusts ("NAREIT"). FFO is defined as net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from debt restructuring and sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. In March 1995 NAREIT modified the definition of FFO for implementation in 1996. The new definition, among other things, eliminates amortization of deferred financing costs and depreciation of non-real estate assets as items added back to net income when computing FFO. The Company will implement the new method of calculating FFO ("New FFO") commencing January 1, 1996. FFO should be examined in conjunction with net income as presented in the Consolidated and Combined Financial Statements and Notes thereto. FFO should not be considered an alternative to net income as an indication of the Company's performance or to cash flows from operating activities as a measure of liquidity, both of which are computed in accordance with generally accepted accounting principles.


CALCULATION OF FFO
(in thousands, unaudited)

                                            "Old" FFO Definition    "New" FFO Definition
                                            --------------------------------------------
Years Ended December 31,                         1995       1994         1995       1994
----------------------------------------------------------------------------------------
Net income                                   $  8,465    $ 7,273      $ 8,465    $ 7,273
Add:
   Depreciation and amortization               23,095     21,007       23,095     21,007
   Depreciation of non-real estate assets          48         48
   Amortization of deferred financing costs     8,510     15,942

   Extraordinary item - debt extinguishment    23,427                  23,427

   Minority interest in income (loss)         (6,836)      5,006       (6,836)     5,006
----------------------------------------------------------------------------------------
Funds from operations                        $ 56,709    $49,276      $48,151    $33,286
----------------------------------------------------------------------------------------


OPERATING PARTNERSHIP UNITS OUTSTANDING

                                                             Years Ended December 31,
(in thousands)                                                1995      1994      1993
--------------------------------------------------------------------------------------
Balance at beginning of year                                30,247    30,247    30,247
Additions relating to:
Offering and Follow-On Offering (see Note 5)                 6,675
Acquisition of land (see Note 6)                               450
--------------------------------------------------------------------------------------
Balance at end of year                                      37,372    30,247    30,247
--------------------------------------------------------------------------------------
Weighted average equivalent number of shares outstanding
   assuming conversion of Operating Partnership units       33,191    30,247    30,247
--------------------------------------------------------------------------------------

IMPACT OF INFLATION

The Company's business is affected by general economic conditions, including the impact of inflation and interest rates. Substantially all of the Company's leases allow, at time of renewal, for adjustments in the rent payable thereunder, and thus may enable the Company to seek increases in rents. Substantially all leases are for a period of one year or less. The short-term nature of these leases generally serves to minimize the risk to the Company of the adverse effects of inflation. For construction, the Company has entered into various contracts for the development and construction of new apartment communities. These are fixed-fee contracts and thus partially insulate the Company from inflationary risk.

IRVINE APARTMENT COMMUNITIES, INC.


CONSOLIDATED BALANCE SHEETS


                                                                   December 31,
(in thousands, except per share amounts)                        1995          1994
----------------------------------------------------------------------------------
ASSETS
Real estate assets, at cost
   Land                                                    $ 163,169     $ 144,772
   Buildings and improvements                                768,737       656,003
----------------------------------------------------------------------------------
                                                             931,906       800,775
   Accumulated depreciation                                 (192,106)     (169,039)
----------------------------------------------------------------------------------
                                                             739,800       631,736
   Under development, including land                          73,727        68,981
----------------------------------------------------------------------------------
                                                             813,527       700,717
Cash and cash equivalents                                      4,392         3,468
Restricted cash                                                1,181         1,031
Deferred financing costs, net of accumulated
   amortization of $5,663 in 1995
   and $17,524 in 1994                                        22,814        44,329
Other assets                                                  11,316         7,695
----------------------------------------------------------------------------------
                                                           $ 853,230     $ 757,240
----------------------------------------------------------------------------------
LIABILITIES
Mortgages and notes payable
   Lines of credit                                         $  22,000     $   6,256
   Tax-exempt mortgage bond financings                       332,602       326,938
   Conventional mortgage financings                          136,960       139,088
   Mortgage notes payable to The Irvine Company               52,011        52,751
   Tax-exempt assessment district debt                        19,713        15,656
----------------------------------------------------------------------------------
                                                             563,286       540,689
Accounts payable and accrued liabilities                      20,254        20,957
Security deposits                                              5,124         4,545
----------------------------------------------------------------------------------
                                                             588,664       566,191
MINORITY INTEREST                                            109,133       109,296
SHAREHOLDERS' EQUITY
Preferred stock, par value $1.00 per share; 10,000
   shares authorized; no shares issued or outstanding
Common stock, par value $0.01 per share; 150,000 shares
   authorized; 16,975 shares and 11,800 shares issued  and
   outstanding, respectively                                    170           118

Excess stock, par value $0.01 per share; 160,000
   authorized; no shares issued or outstanding
Additional paid-in capital                                   170,747        87,345
Retained earnings (deficit)                                  (15,484)       (5,710)
----------------------------------------------------------------------------------
                                                             155,433        81,753
----------------------------------------------------------------------------------
                                                           $ 853,230     $ 757,240
----------------------------------------------------------------------------------



See accompanying notes.

IRVINE APARTMENT COMMUNITIES, INC.


CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS


                                                           Years Ended December 31,
(in thousands, except per share amounts)               1995          1994          1993
---------------------------------------------------------------------------------------
REVENUES
Rental income                                     $ 133,678     $ 127,338     $ 123,101
Other income                                          2,079         1,585         1,659
Interest income                                         411         1,313            60
---------------------------------------------------------------------------------------
                                                    136,168       130,236       124,820
---------------------------------------------------------------------------------------
EXPENSES
Property expenses                                    31,761        33,105        34,057
Real estate taxes                                    12,002        11,786        10,729
Property management fees                              3,893         3,800         3,881
Interest expense, net                                25,894        26,827        50,248
Amortization of deferred financing costs              8,510        15,942         3,012
Depreciation and amortization                        23,143        21,055        20,002
General and administrative                            5,909         5,442         3,278
---------------------------------------------------------------------------------------
                                                    111,112       117,957       125,207
---------------------------------------------------------------------------------------
Income (loss) before extraordinary item and
   minority/predecessor interest in income (loss)    25,056        12,279          (387)

Extraordinary item - charge related to debt
   extinguishment                                   (23,427)                    (12,487)
---------------------------------------------------------------------------------------
Income (loss) before minority interest                1,629        12,279       (12,874)
Minority/predecessor interest in income (loss)       (6,836)        5,006       (12,989)
---------------------------------------------------------------------------------------
NET INCOME                                        $   8,465     $   7,273     $     115
---------------------------------------------------------------------------------------
SHARE DATA:
Weighted average number of shares outstanding        13,856        11,800        11,800
Income after minority interest and before
  extraordinary item per share                    $    0.84     $    0.62     $    0.04
Extraordinary item per share                      $   (1.69)                  $   (1.06)
Net income per share                              $    0.61     $    0.62     $    0.01
Cash distributions declared and paid per share    $    1.39     $    1.11
---------------------------------------------------------------------------------------

(1) Includes the operations of the Predecessor through December 7, 1993 and of the Company from December 8 through December 31, 1993. See accompanying notes.

IRVINE APARTMENT COMMUNITIES, INC.


CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                     Years Ended December 31,
(in thousands, except per share amounts)         1995          1994          1993
---------------------------------------------------------------------------------
COMMON STOCK, PAR VALUE $0.01 PER SHARE
Balance at beginning of year                $     118     $     118
Common stock offerings                             52                   $     118
---------------------------------------------------------------------------------
Balance at end of year                      $     170     $     118     $     118
---------------------------------------------------------------------------------

ADDITIONAL PAID-IN CAPITAL
Balance at beginning of year                $  87,345     $  87,345
Common stock offerings                         83,402                   $ 190,957
Pro rata allocation to minority interest                                 (103,612)
---------------------------------------------------------------------------------
Balance at end of year                      $ 170,747     $  87,345     $  87,345
---------------------------------------------------------------------------------

RETAINED EARNINGS (DEFICIT)
Balance at beginning of year                $  (5,710)    $     115
Net income                                      8,465         7,273     $     115
Distributions to shareholders                 (18,239)      (13,098)
---------------------------------------------------------------------------------
Balance at end of year                      $ (15,484)    $  (5,710)    $     115
---------------------------------------------------------------------------------

---------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                  $ 155,433     $  81,753     $  87,578
---------------------------------------------------------------------------------

SHARES OF COMMON STOCK OUTSTANDING
Balance at beginning of year                   11,800        11,800
Common stock offerings                          5,175                      11,800
---------------------------------------------------------------------------------
Balance at end of year                         16,975        11,800        11,800
---------------------------------------------------------------------------------

See accompanying notes.

IRVINE APARTMENT COMMUNITIES, INC.


CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOW

                                                              Years Ended December 31,
(in thousands)                                            1995          1994         1993(1)
------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                           $   8,465     $   7,273     $     115
Adjustments to reconcile net income:
Write-off of deferred financing costs                   23,427
Amortization of deferred financing costs                 8,510        15,942         3,012
Depreciation and amortization                           23,143        21,055        20,002
Minority/predecessor interest in income (loss)          (6,836)        5,006       (12,989)
Increase (decrease) in cash attributable to:
Restricted cash                                           (150)           16           736
Other assets                                            (4,882)         (975)       (5,531)
Accounts payable and accrued liabilities                 3,147           895         4,739
Security deposits                                          579           574           165
------------------------------------------------------------------------------------------
Net Cash Provided by Operating Activities               55,403        49,786        10,249
------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Capital improvements to operating real estate assets    (4,520)       (5,555)       (5,343)
Investment in real estate assets, net of
   construction payables                              (123,698)      (45,363)      (18,306)
------------------------------------------------------------------------------------------
Net Cash Used in Investing Activities                 (128,218)      (50,918)      (23,649)
------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings under lines of credit                       143,344         6,256
Payments on lines of credit                           (127,600)
Proceeds from tax-exempt mortgage bond financings      334,190
Payments on tax-exempt mortgage bond financings       (325,845)
Proceeds from mortgage notes payable                                   9,833       178,356
Principal payments on mortgage notes payable and
   tax-exempt debt                                      (4,809)       (4,300)     (219,900)
Principal payments on notes payable to The
   Irvine Company                                         (740)         (699)           (4)
Principal payments on assessment district liens           (127)
Additions to deferred financing costs                   (9,237)         (832)      (56,968)
Net cash flow related to predecessor's equity account                              (52,176)
Issuance costs of initial public offering
   allocated to minority interest                                                   (3,955)
Net proceeds from common stock offerings                83,454                     191,075
Contributions from The Irvine Company                   25,875
Distributions to The Irvine Company                    (26,527)      (20,476)
Distributions to shareholders                          (18,239)      (13,098)
------------------------------------------------------------------------------------------
Net Cash Provided by (Used in) Financing                73,739       (23,316)       36,428
Activities
------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH                   924       (24,448)       23,028
EQUIVALENTS
Cash and Cash Equivalents at Beginning of Year           3,468        27,916         4,888
------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR             $   4,392     $   3,468     $  27,916
------------------------------------------------------------------------------------------
Supplemental Disclosure of Cash Flow Information
   Interest paid, net of amounts capitalized         $  25,165     $  25,860     $  49,275
   Tax-exempt assessment district debt assumed       $   4,184     $  15,656
------------------------------------------------------------------------------------------

(1) Includes the cash flows of the Predecessor through December 7, 1993 and of the Company from December 8 through 31, 1993. See accompanying notes.

IRVINE APARTMENT COMMUNITIES, INC.


NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(dollars in thousands, except per share amounts)




NOTE 1 -- ORGANIZATION AND BASIS OF PRESENTATION

Irvine Apartment Communities, Inc. (the "Company") was incorporated in Delaware on September 10, 1993 and operates as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended. At December 31, 1995, the Company had a 45.4% general partnership interest in and was the sole managing general partner of Irvine Apartment Communities, L.P. (the "Operating Partnership") which began operations as of December 8, 1993, the date of the Company's initial public offering of Common Stock (the "Offering"). In connection with the Offering, The Irvine Company (the "Limited Partner") transferred 42 apartment communities and a 99% interest in a limited partnership which owns one apartment community to the Operating Partnership. At December 31, 1995, The Irvine Company had a 54.6% limited partnership interest in the Operating Partnership. The division of The Irvine Company that owned these properties and provided the related management functions prior to the Offering represents the "Predecessor." The Operating Partnership's management and operating decisions are under the unilateral control of the Company.

   The Company is a self-administered equity REIT engaged in the operation and development of apartment communities in Orange County, California. As of December 31, 1995 the Operating Partnership owned and operated 43 properties and had completed 1,442 apartment units from six new apartment communities under construction (collectively, the "Properties"). Until July 31, 2020, the Company has the exclusive right, but not the obligation, to acquire land from The Irvine Company for development of additional apartment communities on the Irvine Ranch (see Note 7 to the Consolidated and Combined Financial Statements).

   The financial statements include the accounts of the Company and its financially controlled subsidiary, the Operating Partnership. The financial statements for the year ended December 31, 1993, reflect the assets, liabilities, revenues, expenses and cash flows associated with the operations of the Properties that were transferred from the Predecessor to the Operating Partnership on a combined historical cost basis. All intercompany accounts and transactions have been eliminated in consolidation.

   The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of December 31, 1995 and 1994 and the revenues and expenses for the three years ended December 31, 1995. Actual results could differ from those estimates.


NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REAL ESTATE ASSETS AND DEPRECIATION: Real estate assets, which are held as long-term investments, are stated at cost less accumulated depreciation. Impairment losses on long-lived assets used in operations are recorded when events and circumstances indicate that the assets are impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts. Land and infrastructure costs are allocated to properties based on relative fair value. Costs related to the development and construction of properties are capitalized as incurred. Interest and property taxes are capitalized to apartment communities which are under active development. When a building within a community under construction is completed and held available for occupancy, the related costs are expensed.

   Repair and maintenance expenditures are expensed as incurred. Major replacements and betterments are capitalized and depreciated over their useful lives. Depreciation is computed on a straight-line basis over the useful lives of the properties (principally forty years for buildings; twenty years for siding, roofs and balconies; fifteen years for plumbing and air conditioning equipment; ten years for pools, tennis courts, parking lots and driveways; and five to ten years for furniture and fixtures).

CASH AND CASH EQUIVALENTS: The Company considers all highly liquid investments with a maturity when purchased of three months or less to be cash equivalents.

IRVINE APARTMENT COMMUNITIES, INC.


RESTRICTED CASH: Restricted cash is comprised of reserve accounts for capital replacements, property taxes, and insurance. These restricted funds are subject to supervision and approval by a lender or a government agency. The terms of the contract with the government agency contain certain restrictions concerning operating policies, rental charges, operating expenditures, distributions to owners and other matters.

DEFERRED FINANCING COSTS: Costs incurred in obtaining long-term financing or costs to buy down or hedge interest costs are deferred and amortized over the term of the related debt agreements using the effective interest method.

REVENUE RECOGNITION: The Company leases apartment units to a diverse resident base for terms of one year or less. Credit investigations are performed for all prospective residents and security deposits are also obtained. Resident receivables are evaluated for collectability. Rental revenue is recognized on an accrual basis as it is earned over the life of the lease. Interest income is recorded as earned.

INTEREST EXPENSE: Interest rates are substantially fixed for specified periods through interest rate swaps and buydown agreements for certain debt instruments. These financial instruments are entered into as a hedge against the interest exposure from variable rate debt. The differences paid or received on swaps and related agreements are included in interest expense as yield adjustments.

INCOME TAXES: The Company has elected to be taxed as a REIT and, as such, will generally not be subject to federal and state income taxation at the corporate level. To maintain its REIT status, the Company is required to distribute annually at least 95% of its REIT taxable income to its shareholders and to satisfy certain other requirements. Accordingly, no provision has been made for federal income taxes in the accompanying statements of operations.

INCOME TAXES BEFORE THE OFFERING: Prior to the Offering, the Properties included in the accompanying financial statements were owned by entities, certain of which were subject to federal and state income taxes. The properties were transferred to the Operating Partnership as of the Offering date. Since the earnings of the Operating Partnership are taxable to the partners and the Company operates as a REIT, the accompanying financial statements have been presented for the periods prior to the Offering date without effect for income taxes. Management believes that this results in a more meaningful presentation of the historical operating results and financial position since income taxes are not part of the Operating Partnership's or the Company's ongoing operations.

COST ALLOCATION: The general and administrative expenses in the statement of operations prior to the Offering include the specifically identified direct costs incurred for the benefit of the Predecessor in operating the Properties and an allocation of other services provided to the Predecessor by The Irvine Company. These services generally relate to financing, legal, human resources and risk management. Management believes that the method used to allocate common services are reasonable and representative of the costs incurred for the Predecessor.

PER SHARE DATA: The computation of net income per share is based on the weighted average number of shares outstanding and excludes (i) the effect of the conversion of Operating Partnership units into shares, and (ii) the effect of stock options and performance awards since their dilutive effect is minimal. Since the statement of operations for periods prior to the Offering includes the combined historical operations of the Predecessor, a non-public entity, no per share data is presented for these periods prior to the Offering.

RECLASSIFICATIONS: Certain amounts in the 1994 and 1993 financial statements have been reclassified to conform with financial statement presentations in 1995.

IRVINE APARTMENT COMMUNITIES, INC.


NOTE 3 -- MORTGAGES AND NOTES PAYABLE

LINE OF CREDIT: In November 1995, the Company obtained a $175 million unsecured revolving credit facility for the Operating Partnership, replacing a $50 million unsecured revolving line of credit and a $150 million secured construction line of credit. The line of credit facility has a term of two years and at the Company's option may be converted to a two-year term loan at maturity. This revolving credit facility is available to finance the Company's ongoing rental property development program and for general working capital needs. Borrowings under the line of credit bear interest at the Company's option at variable rates based on the Eurodollar rate plus a spread of 1.625% or the Prime rate. The Company is also obligated to pay a fee on the average daily amount of the unused portion of the commitment, and quarterly agent fees on the commitment amount. The Operating Partnership and the Company must comply with certain affirmative and negative covenants, including limitations on distributions to its partners, limitations on payment of distributions, and the maintenance of certain net worth, cash flow and financial ratios. At December 31, 1995 the Operating Partnership and the Company were in compliance with all of these covenants. As of December 31, 1995, $22,000 was outstanding and $153,000 was available under the line of credit.

TAX-EXEMPT MORTGAGE BOND FINANCINGS: On May 25, 1995 the Company refinanced all $324,816 of its outstanding tax-exempt mortgage debt. As a result of a new 30-year refunding agreement, which is backed by credit and liquidity support from the Federal National Mortgage Association ("Fannie Mae"), the Company obtained tax-exempt mortgage bond financings of $334,190 maturing in June 2025. Standard & Poor's Rating Group assigned a rating of AAA/A-1+ to the bonds based on the collateral agreement with Fannie Mae. In connection with the refinancing transaction, the Company recorded an extraordinary charge of $23,427 to write off deferred financing costs related to the debt that was refinanced.

   The tax-exempt financings represent loans payable that are collateralized by twenty-three properties with a net book value of $288,792 as of December 31, 1995. Monthly principal and interest payments are made to a trustee, which in turn pays the bondholders when interest is due. The bonds are remarketed periodically and bear interest at short term floating rates. The floating rates have been fixed through interest rate swap agreements. (See Interest Rate Swap Agreements.) Principal payments are amortized over a 30-year period and are held in a principal payment fund. The tax-exempt mortgage bond financings, before giving effect to the swap agreements, had an average floating interest rate inclusive of fees of 5.27% in December 1995.

   The Company is also required to deposit impounds for property taxes, property and liability insurance and reserves for capital replacements on a monthly basis with the servicing agent. These deposit impounds, totaling $2,703 at December 31, 1995, are included in other assets.

CONVENTIONAL MORTGAGE FINANCINGS: Conventional mortgages are collateralized by apartment communities with a net book value of $151,255 as of December 31, 1995. The mortgages are generally due in monthly installments and mature at various dates through 2018. Prior to the Offering, interest rates were fixed at rates which ranged from 7.75% to 9.63%, with a weighted average rate of 8.69%. In connection with the Offering, the interest rates were adjusted to market rates for specified periods of time and currently range from 5.29% to 6.91%. As of December 31, 1995 the weighted average interest rate was 6.22%. Including the amortization of deferred financing costs the all-in interest rate was 8.12%. The interest reduction periods expire prior to or at the loan maturity dates and the expiration dates range from 1996 to 2008.

MORTGAGE NOTES PAYABLE TO THE IRVINE COMPANY: Two of the Company's apartment communities are financed by mortgage notes payable to The Irvine Company. These mortgage notes totaled $52,011 and $52,751 at December 31, 1995 and 1994, respectively. The mortgage notes are collateralized by all-inclusive trust deeds on each of the apartment communities financed. They bore fixed interest rates of 5.75% at December 31, 1995, are fully amortizing and mature in 2015 and 2024. Interest incurred on the mortgage notes payable to The Irvine Company totaled $3,010, $3,055 and $5,988 for the years ended December 31, 1995, 1994 and 1993, respectively. The mortgage notes payable to The Irvine Company

IRVINE APARTMENT COMMUNITIES, INC.



"wrap around" secured first trust deed notes payable to third party financial institutions. The secured first trust deed notes totaled $52,030 and $52,654 as of December 31, 1995 and 1994, respectively.

TAX-EXEMPT ASSESSMENT DISTRICT DEBT: In conjunction with the purchase of land in 1995, the Company assumed $4,184 in 1995 and $15,656 in 1994 in tax-exempt assessment district debt which represents debt issued by municipal government authorities to finance the construction of infrastructure and improvements. The debt obligations are repaid by the Company through assessments.


INTEREST RATE SWAP AGREEMENTS: The Company uses interest rate swap agreements to effectively convert its floating rate tax-exempt mortgage bond financings to a fixed-rate basis, thus reducing the impact of fluctuations in interest rates on future income. The swap agreement periods range from 7 to 12 years, with an average term of 8.8 years. These interest rate swaps effectively fixed the average interest rate on the tax-exempt mortgage bond financings at 5.71% at December 31, 1995. The Company makes or receives payments on several different notional swap amounts totaling the full amount of the debt and receives interest on the same notional amounts from the swap counterparties (primarily financial institutions which are rated AAA by Standard & Poor's) based on a municipal bond index that is remarketed each week. The differences to be paid or received are accrued and included in interest expense as a yield adjustment. The related amount payable or receivable from counterparties is included in other assets or accrued liabilities.

CAPITALIZED INTEREST: The Company capitalizes interest on projects actively under development using qualifying asset balances and applicable weighted average interest rates. The average qualifying asset balance for projects under development was approximately $82,876 for the year ended December 31, 1995. Interest capitalized was $6,779, $1,261 and $233 in 1995, 1994 and 1993,
respectively. Interest incurred totaled $32,673, $27,617 and $50,481 for the years ended December 31, 1995, 1994 and 1993, respectively.

OTHER MATTERS: Mortgages and notes payable totaling $186,921 are subject to prepayment penalties.

IRVINE APARTMENT COMMUNITIES, INC.



MORTGAGES AND NOTES PAYABLE
(at December 31, 1995, dollar amounts in thousands)



                                                                          Expiration of
                                             Outstanding    Effective     Interest Rate    Interest Rate
                                               Principal     Interest         Reduction            After    Maturity
Type of Debt                                     Balance         Rate            Period          Step-Up        Date
--------------------------------------------------------------------------------------------------------------------
Tax-exempt mortgage bond financings             $332,602         5.71%              n/a              n/a        6/25
--------------------------------------------------------------------------------------------------------------------
Conventional mortgage financings:
   Bayport                                         4,930         6.91%             7/08             9.25%       7/18
   Bayview                                         3,558         6.91%             7/08             9.25%       7/18
   Baywood                                        21,264         6.91%             7/08             9.25%       7/18
   Deerfield Phase I                               7,572         6.57%             7/02             8.90%       7/08
   Mariner Square                                  5,724         6.32%             9/00             8.50%       8/08
   The Parklands                                   6,898         6.15%              n/a              n/a        4/04
   Parkwood                                       12,838         6.31%             8/00             8.50%       7/08
   Promontory Point                               36,875         5.82%             9/97             8.30%       8/00
   Rancho Mariposa                                13,062         5.29%             1/96             7.75%       6/03
   San Paulo                                       1,350         4.00%              n/a              n/a        1/13
   San Paulo                                         700         3.00%              n/a              n/a        1/08
   Turtle Rock Vista                              13,614         6.31%             8/00             8.50%       7/08
   Woodbridge Pines                                8,575         6.91%             9/08             9.25%       8/18
--------------------------------------------------------------------------------------------------------------------
                                                 136,960         6.22%                              8.42%       6/07
--------------------------------------------------------------------------------------------------------------------
Mortgage notes payable to The Irvine Company:
   Park West                                      34,335         5.75%              n/a              n/a        7/24
   Rancho San Joaquin                             17,676         5.75%              n/a              n/a        1/15
--------------------------------------------------------------------------------------------------------------------
                                                  52,011         5.75%                                          3/20
--------------------------------------------------------------------------------------------------------------------
Tax-exempt assessment district debt:
   Fixed rate                                      6,101         6.86%              n/a              n/a        1/16
   Variable rate                                  13,612         3.31%              n/a              n/a        2/17
--------------------------------------------------------------------------------------------------------------------
                                                  19,713         4.41%                                         10/16
--------------------------------------------------------------------------------------------------------------------
Line of credit                                    22,000         7.78%              n/a              n/a       12/97
--------------------------------------------------------------------------------------------------------------------
Total / Weighted average                        $563,286         5.87%                                          7/18
--------------------------------------------------------------------------------------------------------------------



SCHEDULED PRINCIPAL AMORTIZATION: MORTGAGES AND NOTES PAYABLE
(at December 31, 1995, dollar amounts in thousands)


                                                                      Mortgage          Tax-
                                         Tax-                            Notes        Exempt                Percentage
Year                          Exempt Mortgage    Conventional          Payable    Assessment                        of
of                 Line of               Bond        Mortgage    to The Irvine      District                     Total
Maturity            Credit         Financings      Financings          Company          Debt      Totals          Debt
----------------------------------------------------------------------------------------------------------------------
1996                                 $  3,354        $  2,308          $   784       $   256    $  6,702           1.2%
1997               $22,000              3,604           2,504              830           300      29,238           5.2%
1998                                    3,876           2,717              879           321       7,793           1.4%
1999                                    4,165           2,958              931           346       8,400           1.5%
2000                                    4,478          36,754              986           477      42,695           7.6%
Thereafter                            313,125          89,719           47,601        18,013     468,458          83.1%
----------------------------------------------------------------------------------------------------------------------
Total              $22,000           $332,602        $136,960          $52,011       $19,713    $563,286           100%
----------------------------------------------------------------------------------------------------------------------
Number of Loans          1                 25              11                2             5          44
----------------------------------------------------------------------------------------------------------------------

IRVINE APARTMENT COMMUNITIES, INC.


NOTE 4 -- FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts reported in the balance sheet for financial instruments approximate their fair value except as discussed below. The fair values of mortgage notes payable to The Irvine Company are estimated using discounted cash flow analyses and the Company's current estimated borrowing rates for similar types of borrowing arrangements. The interest rates used in the fair value calculation range from 7.25% to 7.33% based on the terms of the loan. As of December 31, 1995 the fair value of the mortgage notes payable to The Irvine Company was $47,843.

NOTE 5 -- EQUITY

SHELF REGISTRATION STATEMENT: On May 8, 1995 the Company filed a shelf registration statement with the Securities and Exchange Commission providing for the issuance of common stock, preferred stock, debt securities, and warrants to purchase common stock, preferred stock and debt securities not to exceed $250,000 of such securities. The Company plans to use the proceeds raised from any securities issued under the shelf registration for general corporate purposes, including the development of new apartment communities and the repayment of existing debt. Subsequent to the follow-on common stock offering discussed below, availability under the shelf registration was $160,731.

FOLLOW-ON COMMON STOCK OFFERING AND INVESTMENT BY THE IRVINE COMPANY: On August 9, 1995 the Company sold, pursuant to the shelf registration statement, 5.175 million shares of common stock at $17.25 per share (the "Follow-On Common Stock Offering"). Concurrent with the Follow-On Common Stock Offering, The Irvine Company, pursuant to its rights under the Operating Partnership Agreement, purchased 1.5 million limited partnership units at $17.25 per unit. Such units are exchangeable for common stock on a one for one basis, subject to adjustment and certain limitations ("The Irvine Company Investment"). The net proceeds from the two transactions (the "Follow-On Offering") totaled $109,329. Proceeds of $80,100 were used to repay amounts outstanding under the Company's construction and revolving lines of credit. The balance of $29,229 was used to fund new construction.


   Largely as a result of these transactions, the respective interests of the Company and The Irvine Company in the Operating Partnership shifted to 45.4% and 54.6% at December 31, 1995, from 39% and 61% at December 31, 1994, respectively. The change in percentage interests was also affected by the issuance of new Operating Partnership units to The Irvine Company as partial payment for two land acquisitions in 1995.



RECONCILIATION OF MINORITY INTEREST (in thousands)




--------------------------------------------------------------------------------
                                    For the Year Ended      Date of Formation
                                       December 31,       Through December 31,
--------------------------------------------------------------------------------
                                     1995         1994            1993
--------------------------------------------------------------------------------
Balance at beginning of period     $109,296     $124,766        $136,616
Minority interest in income (loss)   (6,836)       5,006         (11,850)
Distributions                       (26,527)     (20,476)           --
Cash contributions                   25,875         --              --
Contributions of property             7,325         --              --
--------------------------------------------------------------------------------
  Balance at end of period         $109,133     $109,296        $124,766
--------------------------------------------------------------------------------




COMPUTATION OF MINORITY INTEREST IN INCOME (LOSS) (in thousands)
--------------------------------------------------------------------------------
                              For the Year Ended December 31,
--------------------------------------------------------------------------------
                                                                Pro Forma
                               1995        1994         1993       1993
--------------------------------------------------------------------------------
Earnings (losses) before
  minority interest           $ 1,629     $12,279    $(12,874)    $10,318
Specific allocations to
  The Irvine Company:
    Debt extinguishment and
      swap costs               17,741       6,370      12,029       7,108
    Earnings prior to
      formation                  --           --        1,139        --
                             --------    --------    --------     -------
Earnings before specific
  allocations                  19,370      18,649         294      17,426
Net income allocated to
  the Company based on its
    ownership interest         (8,465)     (7,273)       (115)     (6,796)
                             --------    --------    --------     -------
Earnings allocated to The
  Irvine Company based on
    its ownership interest     10,905      11,376         179      10,630
Specific allocations to
  The Irvine Company          (17,741)     (6,370)    (13,168)     (7,108)
--------------------------------------------------------------------------------
Minority/predecessor
  interest in income
  (loss)                     $ (6,836)   $  5,006    $(12,989)    $  3,522
--------------------------------------------------------------------------------




RECONCILIATION OF OPERATING PARTNERSHIP UNITS OUTSTANDING
  (dollar amounts in thousands)
--------------------------------------------------------------------------------
                         For the Year Ended           Date of Formation through
                         December 31, 1995                December 31, 1994
--------------------------------------------------------------------------------
                                The Irvine                  The Irvine
                       Company    Company   Total   Company   Company   Total
--------------------------------------------------------------------------------
Balance at beginning
  of period             11,800    18,447    30,247    11,800    18,447    30,247
Follow-on stock offer-
  ing & related cash
  contribution from
  The Irvine Company     5,175     1,500     6,675      --        --       --
Contributions of
  property by The
  Irvine Company          --         450       450      --        --       --
                        ------    ------    ------    ------    ------    ------
Balance at end of
  period                16,975    20,397    37,372    11,800    18,447    30,247
--------------------------------------------------------------------------------
Ownership interest at
  end of period           45.4%     54.6%    100.0%     39.0%     61.0%   100.0%
--------------------------------------------------------------------------------



The Company incurred debt extinguishment costs totaling $15,276 and swap amortization costs totaling $2,465 in 1995 that were allocated 100% to The Irvine Company in accordance with the Operating Partnership Agreement. In 1994, the Company incurred swap amortization costs totaling $6,370 that were allocated 100% to The Irvine Company. In 1993, the Company incurred debt extinguishment costs totaling $11,569 and swap amortization costs totaling $460 that were allocated 100% to The Irvine Company. As of December 31, 1995, all special allocations specified in the Operating Partnership Agreement have been completed.


NOTE 6 -- CERTAIN TRANSACTIONS WITH RELATED PARTIES

In the third quarter of 1994, the Company acquired four sites for development of 1,695 units for $19,703 from The Irvine Company. As partial financing for these four sites, the Company elected to assume $15,656 in tax-exempt assessment district debt and paid $4,047 in cash.

   In March 1995 the Company acquired a 512-unit development site known as Newport Ridge for $9,542 from The Irvine Company. As partial financing for the acquisition of the site, the Company elected to assume $4,184 of tax-exempt assessment district debt. The balance of $5,358 was paid through the issuance of 336,432 additional limited partnership units in the Operating Partnership to The Irvine Company. In November 1995, the Company acquired a 300-unit development site known as Baypointe from The Irvine Company for $4,190, of which $1,967 was paid through the issuance of 113,372 additional limited partnership units in the Operating Partnership issued to The Irvine Company. The limited partnership units are exchangeable for common stock on a one for one basis, subject to adjustment and certain limitations.

   Included in general and administrative expenses are charges from the Limited Partner pursuant to an administrative service agreement covering services for risk management, income taxes and other services of $106 for 1995 and $160 for 1994. In addition, the Company incurred rent totaling $259 for 1995 and $203 for 1994 related to a lease with the Limited Partner that expires in 1998. In November 1995 the Company signed a retail space lease with the Limited Partner for $5 per month expiring in December 1996 for the Company's Apartment Leasing and Information Center.

IRVINE APARTMENT COMMUNITIES, INC.


   One of the Company's directors is chairman of a bank which participates in the Company's line of credit. Based on this bank's percentage participation in the credit facility, the Company estimates that the amount of interest and fees paid to this bank totaled $388 and $96 for 1995 and 1994, respectively.

NOTE 7 -- LAND RIGHTS AGREEMENT WITH THE IRVINE COMPANY

The Company and The Irvine Company are parties to an exclusive land rights and non-competition agreement (the -Land Rights Agreement"). This agreement, which extends through July 31, 2020, provides the Company the exclusive right, but not the obligation, to acquire additional land sites which have been entitled for residential use and designated by The Irvine Company as ready for apartment development in accordance with the Master Plan. The determination to exercise an option with respect to a site is made solely by a majority of a committee of independent directors of the Company (the -Independent Directors Committee"), whose members are unaffiliated with The Irvine Company. In addition, The Irvine Company and its Chairman, Donald Bren, have agreed to conduct their apartment community development and ownership activities on the Irvine Ranch solely through the Company.

   Under terms of the Land Rights Agreement, through July 31, 2000, the purchase price for any apartment community sites acquired may be paid with either cash, common stock or Operating Partnership units at the option of the Company. After July 31, 2000, the choice of consideration will revert to The Irvine Company. In addition, the purchase price for future apartment sites encompassing the next 1,800 apartment units IAC develops starting in mid-1995 will be set at an amount such that each project's budgeted pro forma unleveraged return on costs for the first 12 months following stabilized occupancy will be between 10.0% and 10.5%. However, in no event shall the purchase price for each such site exceed 95% of the value of such site as determined by independent appraisals. A 300-unit site under this agreement was purchased in November 1995.

NOTE 8 -- STOCK PLANS

Employee Stock Option Plan: The Company has adopted the 1993 Long Term Stock Incentive Plan, which provides for awards of non-qualified or incentive stock options, stock appreciation rights, performance awards, restricted stock, restricted stock units and stock unit awards. This plan limits the number of shares of common stock to be granted with respect to these awards to 1,000,000 shares. As of December 31, 1995, the number of shares of common stock available for grant with respect to these awards was 176,000 shares. The non-qualified stock options in the table below vest in equal installments over a three-year period and expire ten years from the grant dates.

                   NON-QUALIFIED STOCK OPTION TRANSACTIONS


                                                      Number        Exercise price
                                                    of Options           per share
                   ---------------------------------------------------------------
                   Granted in 1993                    149,000               $17.50
                   ---------------------------------------------------------------
                   Outstanding at December 31, 1993   149,000               $17.50
                   Granted                             55,000               $17.50
                   Canceled                           (15,000)              $17.50
                   ---------------------------------------------------------------
                   Outstanding at December 31, 1994   189,000               $17.50
                   Granted                            384,000     $15.88 to $16.13
                   Canceled                           (74,000)    $16.13 to $17.50
                   ---------------------------------------------------------------
                   Outstanding at December 31, 1995   499,000     $15.88 to $17.50
                   ---------------------------------------------------------------
                   Vested and exercisable at
                       December 31, 1995               71,000               $17.50
                   ---------------------------------------------------------------

IRVINE APARTMENT COMMUNITIES, INC.


In addition, restricted stock performance awards issued to certain officers of the Company vest over a five-year period provided that the Company meets certain financial targets.

                    PERFORMANCE AWARD TRANSACTIONS

                                                        Number of Awards
                    ----------------------------------------------------
                    Granted in 1993                              200,000
                    Granted in 1995                              235,000
                    Canceled in 1995                            (110,000)
                    ----------------------------------------------------
                    Outstanding at December 31, 1995             325,000
                    ----------------------------------------------------
                    Vested at December 31, 1995                   20,000
                    ----------------------------------------------------

DIRECTORS' STOCK OPTION PLAN: The 1993 Stock Option Plan for Directors was established with 100,000 shares that may be granted to independent directors. Grants of fully vested options to purchases 5,000 shares of common stock at the market price on the grant date were made to each independent director immediately following the Offering. Additionally, grants of fully vested options to purchase 1,000 shares of common stock at the market price on the grant date are made to each independent director immediately following each annual shareholders' meeting beginning in 1995. These options are fully vested when granted and are exercisable for ten years from the grant dates.

                    DIRECTORS' OPTION TRANSACTIONS

                                                      Number      Exercise Price
                                                  of Options           Per Share
                    ------------------------------------------------------------
                    Granted in 1993                   25,000              $17.44
                    Granted in 1995                    5,000              $15.63
                    Outstanding at
                        December 31, 1995             30,000    $15.63 to $17.44
                    ------------------------------------------------------------
                    Available for future grant        70,000
                    ------------------------------------------------------------

NOTE 9 -- SAVINGS PLAN

Effective January 1, 1994, the Company implemented a defined contribution 401(k) benefit plan covering substantially all employees who have satisfied minimum age and service requirements. The Company matches employee contributions up to 50%, within certain limits, which is accrued by the Company as incurred. The Company also makes contributions to this plan for each participant, generally equal to 3% of the participant's base salary. The aggregate cost of these contributions by the Company was $95 in 1995 and $82 in 1994.


NOTE 10 -- AGREEMENTS, COMMITMENTS AND CONTINGENCIES

MANAGEMENT AGREEMENTS: The Company has management agreements with unaffiliated property management companies to maintain and manage the operations of the Properties. At the beginning of 1993, management fees were 3.25% of revenues. Effective September 1, 1993, management fees were renegotiated to a range of 2.5% to 3.25% of revenues depending on the size of the property (resulting in a weighted average rate of approximately 2.9% of revenues). These

IRVINE APARTMENT COMMUNITIES, INC.



agreements are renewable annually and are generally cancelable on 30 days' notice. Included in operating expenses are costs incurred by the management companies on behalf of the Company or the Predecessor.

LITIGATION: The Company is party to various legal actions which are incidental to its business. Management believes that these actions will not have a material adverse effect on the Company's consolidated financial position.


ASSESSMENT DISTRICTS: In some of the local jurisdictions within Orange County where the Predecessor developed property, assessment districts were formed by local governments to finance major infrastructure improvements. At December 31, 1995, the Company retained $19,713 of assessment district debt on its balance sheet and an additional $20,146 of these obligations which the Predecessor had recorded as contingent liabilities.

EXCHANGE RIGHTS: The Irvine Company has the right to exchange up to one-third of the total Operating Partnership units it owns for shares of common stock in each twelve-month period commencing on December 1 of each year at an exchange ratio of one-to-one, subject to adjustment in certain events. These exchanges are subject to certain restrictions including percentage ownership limits.

COMPANY'S OBLIGATION TO PURCHASE TENDERED OPERATING PARTNERSHIP UNITS: The Irvine Company has the right to sell to the Company for cash generally up to one-third of its Operating Partnership units in each twelve-month period commencing on December 1 of each year. These sales are subject to certain restrictions. The Company is to purchase the tendered interests at a purchase price equal to the average of the daily market prices for the common stock of the Company for the ten consecutive trading days immediately preceding the date of receipt by the Company of a notice of cash tender. The Company is to pay for these interests solely with the net proceeds of an offering of the Company's common stock. The Company would bear the costs of sale (other than underwriting discounts and commissions). The Irvine Company would bear all market risk if the market price at closing was less than the purchase price as determined on the date of tender. Any proceeds of the offering in excess of the purchase price would be for the sole benefit of the Company.

RENT RESTRICTIONS: As of December 31, 1995, 25.9% of the apartment units within the Company's portfolio were required to be set aside for residents within certain income levels and had limitations on the rent that could be charged to such tenants. The rental revenue from five of these projects includes governmental rent subsidy payments of $4,023, $3,932 and $3,757 for the years ended December 31, 1995, 1994 and 1993, respectively.

NOTE 11 -- INITIAL PERIOD OF OPERATIONS FROM DECEMBER 8 THROUGH DECEMBER 31, 1993 The Company's operating results for the period from December 8 (the Offering date) through December 31, 1993 are summarized as follows:

                       -------------------------------------------
                       Revenues                             $8,237
                       Expenses                             (7,485)
                       Extraordinary item                  (12,487)
                       Minority interest in loss            11,850
                       -------------------------------------------
                       Net income                             $115
                       -------------------------------------------

NOTE 12 -- PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED) For comparison purposes, pro forma 1993 amounts are presented as if the Offering had occurred at the beginning of 1993. The unaudited pro forma condensed consolidated statement of operations is presented as if (i) the Company had a 39.0% general partnership interest and unilateral control over the management and operations of the Operating Partnership; (ii) the

IRVINE APARTMENT COMMUNITIES, INC.


Operating Partnership acquired the 43 properties from The Irvine Company at January 1, 1993; (iii) the net proceeds of the Company's Offering were applied as of January 1, 1993, assuming that the mortgage debt was repaid, the interest rate buydowns to market rates occurred and the interest rate swap agreements were marked to market as of such date; (iv) the common stock was sold in the Offering at $17.50 per share; and (v) the Company qualified as a REIT, distributed all of its taxable income, and therefore incurred no tax expense during the year presented. The unaudited pro forma consolidated statement of operations below gives effect to various adjustments as follows: (i) increased property taxes resulting from reassessment due to change in ownership of the Properties; (ii) reduced interest expense due to repayment of debt, interest rate buydowns, and marking to market interest rate swap agreements; (iii) increased amortization of deferred financing costs associated with the above; and (iv) increased costs associated with public ownership of the Company. In management's opinion, all adjustments necessary to reflect the effects of the formation of the Company, the consummation of the Offering and the application of the net proceeds therefrom have been made.

   The unaudited pro forma condensed consolidated statement of operations presented below is not necessarily indicative of what actual results of operations of the Company would have been assuming the Company had been formed and the Offering and related application of net offering proceeds had been consummated as of the beginning of the year presented, nor does it purport to represent the Company's results of operations for future periods.

PRO FORMA STATEMENT OF OPERATIONS


                                                Historical                        Pro Forma
                                              Statement of       Pro Forma     Statement of
For the year ended December 31, 1993            Operations     Adjustments       Operations
-------------------------------------------------------------------------------------------
Revenues                                          $124,820                         $124,820
-------------------------------------------------------------------------------------------
Expenses
Property expenses                                   34,057                           34,057
Real estate taxes                                   10,729        $    750           11,479
Property management fees                             3,881                            3,881
Interest expense, net                               50,248         (26,859)          23,389
Amortization of deferred financing costs             3,012          13,906           16,918
Depreciation and amortization                       20,002                           20,002
General and administrative                           3,278           1,498            4,776
-------------------------------------------------------------------------------------------
                                                   125,207         (10,705)         114,502
-------------------------------------------------------------------------------------------
Income (Loss) Before Extraordinary Item               (387)         10,705           10,318
Extraordinary item - charge related to
    Debt extinguishment                            (12,487)         12,487
Minority/predecessor interest in income                              3,522            3,522
-------------------------------------------------------------------------------------------
Net Income (Loss)                                 $(12,874)       $ 19,670         $  6,796
-------------------------------------------------------------------------------------------
Pro Forma Net Income Per Share                                                     $   0.58
-------------------------------------------------------------------------------------------

IRVINE APARTMENT COMMUNITIES, INC.


NOTE 13 -- QUARTERLY FINANCIAL DATA (UNAUDITED)


1995 Quarters Ended                March 31       June 30     September 30      December 31
-------------------------------------------------------------------------------------------
Revenues                            $32,584       $33,170          $34,328          $36,086
Expenses                             28,777        27,912           27,068           27,355
Net income (loss)                     2,102         (783)            3,176            3,970
Net income (loss) per share           $0.18       $(0.07)            $0.21            $0.23
-------------------------------------------------------------------------------------------

1994 Quarters Ended                March 31       June 30     September 30      December 31
-------------------------------------------------------------------------------------------
Revenues                            $32,339       $32,487          $32,657          $32,753
Expenses                             29,450        29,562           29,716           29,229
Net income                            1,829         1,840            1,845            1,759
Net income per share                  $0.15         $0.16            $0.16            $0.15
-------------------------------------------------------------------------------------------


INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
Irvine Apartment Communities, Inc.

We have audited the accompanying consolidated balance sheets of Irvine Apartment Communities, Inc. (the "Company") as of December 31, 1995 and 1994, and the related consolidated and combined statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995 of the Company and Irvine Apartment Communities Predecessor (the "Predecessor"). These financial statements are the responsibility of the Company's and Predecessor's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated and combined financial statements referred to above present fairly, in all material respects, the financial position of the Company and Predecessor as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.



Newport Beach, California
January 31, 1996

IRVINE APARTMENT COMMUNITIES, INC.


OPERATING INFORMATION-STABILIZED PROPERTIES


                                                                   1995 Average
                                                                      Monthly
                                                                   Rental Rates
                                                                 ----------------       1995
                                                   Average                    Per    Average
                           Year       Number     Unit Size          Per    Square   Economic
Property              Completed     of Units (Square Feet)         Unit      Foot  Occupancy
--------------------------------------------------------------------------------------------
IRVINE, CA
Amherst Court              1991          162           724       $  940     $1.30       92.4%
Berkeley Court             1986          152           828          995      1.20       91.2%
Cedar Creek                1985          176           811          877      1.08       93.2%
Columbia Court             1984           58           852          958      1.12       90.1%
Cornell Court              1984          109           894          991      1.11       95.6%
Cross Creek                1985          136           935          945      1.01       93.3%
Dartmouth Court            1986          294           896          986      1.10       94.1%
Deerfield               1975/83       192/96           849          862      1.01       94.5%
Harvard Court              1986          112           826          928      1.12       95.9%
Northwood Park             1985          168           944          890      0.94       94.7%
Northwood Place            1986          604           954          890      0.93       93.3%
Orchard Park               1982           60           971        1,008      1.04       99.6%
Park West            1970/71/72  256/276/348         1,004          908      0.90       92.4%
Parkwood                   1974          296           886          890      1.00       95.4%
Rancho San Joaquin         1976          368           896          966      1.08       95.6%
San Carlo                  1989          354         1,074        1,135      1.06       95.0%
San Leon                   1987          248           951          979      1.03       94.8%
San Marco                  1988          426           923          936      1.01       94.5%
San Marino                 1986          200           926          969      1.05       94.9%
San Mateo                  1990          283           720          909      1.26       93.5%
San Paulo                  1993          382         1,001          926      0.92       93.4%
San Remo                1986/88      136/112           963          951      0.99       94.7%
Stanford Court             1985          320           799          910      1.14       94.4%
The Parklands              1983          121           794        1,135      1.43       99.6%
Turtle Rock Canyon         1991          217         1,024        1,195      1.17       96.6%
Turtle Rock Vista       1976/77      112/140         1,155        1,120      0.97       95.6%
Windwood Glen              1985          196           878          906      1.03       93.6%
Windwood Knoll             1983          248           906          884      0.98       97.1%
Woodbridge Oaks            1983          120           976        1,072      1.10       99.8%
Woodbridge Pines           1976          220           872          912      1.05       94.3%
Woodbridge Villas          1982          258           867          897      1.03       96.5%
Woodbridge Willows         1984          200           894          915      1.02       94.7%
--------------------------------------------------------------------------------------------
    SUBTOTAL                           8,156           923       $  950     $1.03       94.5%
--------------------------------------------------------------------------------------------
NEWPORT BEACH, CA
Bayport                    1971          104           867         $970     $1.12       95.0%
Bayview                    1971           64         1,154        1,182      1.02       92.3%
Baywood                 1973/84       320/68         1,074        1,082      1.01       93.5%
Mariner Square             1969          114         1,104        1,082      0.98       96.8%
Newport North              1986          570           947        1,052      1.11       94.1%
Promontory Point           1974          520         1,056        1,565      1.48       91.4%
--------------------------------------------------------------------------------------------
    SUBTOTAL                           1,760         1,020       $1,212     $1.19       93.1%
--------------------------------------------------------------------------------------------
TUSTIN, CA
Rancho Alisal           1988/91       344/12           967         $939     $0.97       93.6%
Rancho Maderas             1989          266           939          989      1.05       94.1%
Rancho Mariposa            1992          238           856          981      1.15       91.6%
Rancho Tierra              1989          252         1,031        1,029      1.00       93.2%
Sierra Vista               1992          306           852        1,022      1.20       94.4%
--------------------------------------------------------------------------------------------
    SUBTOTAL                           1,418           930         $989     $1.06       93.5%
--------------------------------------------------------------------------------------------
TOTAL                                 11,334           939         $996     $1.06       94.1%
--------------------------------------------------------------------------------------------

IRVINE APARTMENT COMMUNITIES, INC.


DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

DONALD BREN (1)
Chairman
Irvine Apartment Communities, Inc.
The Irvine Company

STEVEN P. ALBERT
President and Chief Executive
Officer
Irvine Apartment Communities, Inc.

ANTHONY M. FRANK (2, 3)
Chairman
Acrogen, Inc.

JOHN F. GRUNDHOFER (2, 3)
Chairman, President and
Chief Executive Officer
First Bank System, Inc.

BOWEN H. MCCOY (1, 3, 4)
President
Buzz McCoy Associates, Inc.

MICHAEL D. MCKEE (1)
Executive Vice President
and Chief Legal Officer
The Irvine Company

NORMAN J. METCALFE (1)
Vice Chairman and
Chief Financial Officer
The Irvine Company

JACK W. PELTASON (2, 3)
Retired President
University of California

JOHN F. SEYMOUR, JR. (3, 4)
Chief Executive Officer
Southern California Housing
Development Corporation

(1) Executive Committee Member
(2) Audit Committee Member
(3) Independent Directors Committee Member
(4) Compensation Committee Member

[PICTURE OF DONALD BREN]           [PICTURE OF NORMAN J. METCALFE]

[PICTURE OF ANTHONY M. FRANK]      [PICTURE OF JACK W. PELTASON]

[PICTURE OF JOHN F. GRUNDHOFER]    [PICTURE OF JOHN F. SEYMOUR, JR.]

[PICTURE OF BOWEN H. MCCOY]        [PICTURE OF STEVEN P. ALBERT]

[PICTURE OF MICHAEL D. MCKEE]      [PICTURE OF RICHARD E. MORAN JR.]

OFFICERS

STEVEN P. ALBERT
President and Chief Executive Officer

RICHARD E. MORAN JR.
Executive Vice President
Chief Financial Officer and  Secretary

JAMES E. MEAD
Senior Vice President and Treasurer

TYLER H. ROSE
Senior Vice President,
Corporate Finance

HANK BAKER
Vice President, Marketing

SHAWN HOWIE
Vice President and Controller

RICHARD E. LAMPRECHT
Vice President, Development

DAVID A. MCALLISTER
Vice President, Construction

SCOTT A. REINERT
Vice President, Asset Management

IRVINE APARTMENT COMMUNITIES, INC.


SHAREHOLDER INFORMATION

CORPORATE HEADQUARTERS
Irvine Apartment Communities, Inc.
550 Newport Center Drive, Suite 300
Newport Beach, California 92660
Telephone: (714) 720-5500
Facsimile: (714) 720-5550

TRANSFER AGENT
The First National Bank of Boston
c/o Boston EquiServe, L.P.
P.O. Box 644
Boston, Massachusetts 02102-0644
(800) 733-5001

STOCK EXCHANGE LISTING
The Company's common stock is listed on the New York Stock Exchange and the Pacific Stock Exchange under ticker symbol: IAC.


ANNUAL SHAREHOLDERS' MEETING
The Company's annual shareholders' meeting was held at the Hyatt Regency Irvine Hotel in Irvine, California, at 10:00 a.m. on Tuesday, April 30, 1996.



FORM 10-K
The Company's Form 10-K/A filed with the Securities and Exchange Commission may be obtained without charge by writing to the Investor Relations Department.



                COMMON STOCK PRICES ON THE NEW YORK STOCK EXCHANGE

                                                          Prices
                 Period                                     High      Low
                 --------------------------------------------------------
                 1995:
                 Fourth Quarter                          $19.875  $16.875
                 Third Quarter                           $18.750  $17.125
                 Second Quarter                          $17.750  $15.375
                 First Quarter                           $16.625  $15.500

                 1994:
                 Fourth Quarter                          $18.125  $14.250
                 Third Quarter                           $20.875  $17.750
                 Second Quarter                          $20.375  $19.125
                 First Quarter                           $21.750  $17.375
                 --------------------------------------------------------

IRVINE APARTMENT COMMUNITIES, INC.


                DISTRIBUTIONS

                                                     Distribution Type for
                                                 Federal Income Tax Purposes
                                          Cash   ---------------------------
                 Payable          Distribution       Taxable    Return of
                 Date                Per Share        Income      Capital
                 -----------------------------------------------------------
                 11/30/95               $0.355           25%          75%
                 08/31/95               $0.355           25%          75%
                 05/31/95               $0.340           25%          75%
                 02/28/95               $0.340           25%          75%
                 11/30/94               $0.340           28%          72%
                 08/31/94               $0.340           28%          72%
                 05/31/94               $0.340           28%          72%
                 02/28/94               $0.090           28%          72%
                 -----------------------------------------------------------

The portion of the Company's distributions which represent a return of capital is estimated to be significantly lower after 1995.

DIVIDEND REINVESTMENT AND ADDITIONAL CASH INVESTMENT PLAN

Shareholders may automatically reinvest their dividends or make periodic additional cash investments in additional shares of the Company's common stock under this plan. For additional information and enrollment materials, please contact The First National Bank of Boston (Boston EquiServe, L.P.) at (800) 733-5001.