Form 10-K, Exhibit 13
period 1996-12-31
IRVINE APARTMENT COMMUNITIES INC
filed 1997-03-27
CIK 912084

                                                                      EXHIBIT 13

                                FINANCIAL REVIEW

Selected Financial Information                                                17
Management's Discussion and Analysis                                          18
Financial Statements                                                          25
Notes to Financial Statements                                                 29
Report of Independent Auditors                                                38
Operating Information                                                         39
Directors and Officers                                                        40
Shareholder Information                                                      IBC

                       IRVINE APARTMENT COMMUNITIES, INC.


                         SELECTED FINANCIAL INFORMATION(1)

----------------------------------------------------------------------------------------------------------------------------------
                                                                                              Years Ended December 31,
(in thousands, except percentages,
per share and property information)                                  1996          1995          1994          1993           1992
----------------------------------------------------------------------------------------------------------------------------------
SELECTED OPERATING INFORMATION

Total revenues                                                  $ 158,698     $ 136,168     $ 130,236     $ 124,820      $ 121,194

Income (loss) before extraordinary item and
   minority/predecessor interest in income (loss)               $  41,192     $  25,056     $  12,279     $    (387)     $  (1,600)

Net income                                                      $  18,746     $   8,465     $   7,273     $     115

Income after minority interest in income and
   before extraordinary item per share                          $    1.06     $    0.84     $    0.62      $    0.04

Net income per share                                            $    1.06     $    0.61     $    0.62      $    0.01

Cash distributions per share                                    $    1.44     $    1.39     $    1.11

Apartment units (at end of period)                                 13,656        12,776        11,358        11,334         10,952
----------------------------------------------------------------------------------------------------------------------------------
SELECTED STABILIZED

PROPERTY INFORMATION(2)

Total properties (at end of period)                                    48            43            43            42             42

Average units                                                      12,139        11,334        11,334        10,799         10,446

Average physical occupancy                                           94.9%         94.6%         95.6%         96.3%          96.2%

Average monthly rent per unit(3)                                $   1,025     $     996     $     981     $     963      $     950
----------------------------------------------------------------------------------------------------------------------------------
SELECTED BALANCE SHEET INFORMATION

AT DECEMBER 31,

Total assets                                                    $ 900,998     $ 853,230     $ 757,240     $ 740,120      $ 654,694

Total long-term debt                                            $ 553,064     $ 563,286     $ 540,689     $ 513,943      $ 555,491

Shareholders' equity and minority interest/
   predecessor's equity                                         $ 320,344     $ 264,566     $ 191,049     $ 212,344      $  90,274
==================================================================================================================================


1 The selected financial information includes historical data of the Company and, prior to December 8, 1993, the date of the Company's initial public offering, the Company's Predecessor. See Note 1 to Consolidated Financial Statements.

2 A property is considered stabilized at the earlier of one year after completion of construction or when it achieves 95% occupancy.

3 Average monthly rent per unit is calculated by dividing average rental revenue per unit by average economic occupancy.

                       IRVINE APARTMENT COMMUNITIES, INC.


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


The following discussion should be read in conjunction with the Selected Financial Information, the Consolidated Financial Statements of Irvine Apartment Communities, Inc. and the Notes thereto.


OVERVIEW


Irvine Apartment Communities, Inc. (the "Company"), a Maryland corporation, operates as a real estate investment trust ("REIT") under the Internal Revenue code of 1986, as amended. At December 31, 1996, the Company had a 45.4% general partnership interest in and was the sole managing general partner of Irvine Apartment Communities, L.P. (the "Operating Partnership") which began operations as of December 8, 1993, the date of the Company's initial public offering of common stock (the "Offering"). At December 31, 1996, The Irvine Company (the "Limited Partner") had a 54.6% limited partnership interest in the Operating Partnership.

   The Company is a self-administered equity REIT engaged in the operation and development of apartment communities in Orange County, California and beginning in 1997, other locations in California. As of December 31, 1996 the Operating Partnership owned and operated 52 properties containing 13,656 operating apartment units and had 864 units under construction (collectively, the "Properties"). Until July 31, 2020, the Company has the exclusive right, but not the obligation, to acquire land from The Irvine Company for development of additional apartment communities on the Irvine Ranch (see Note 7 to the Consolidated Financial Statements).


RESULTS OF OPERATIONS


The Company's income before extraordinary item and minority interest was $41.2 million in 1996, up from $25.1 million in 1995 and $12.3 million in 1994. The Company's financial results improved in 1996 due to the contribution of newly delivered rental units from its development program, cost reductions and an increase in revenues within its stabilized portfolio achieved primarily through higher occupancy and higher rental rates. In 1995, financial results improved largely as a result of the contribution of newly delivered rental units and operating cost reductions within the Company's stabilized portfolio.


REVENUE AND EXPENSE DATA



                                                        Years Ended December 31,
(dollars in thousands)                                  1996                1995
--------------------------------------------------------------------------------
COMMUNITIES STABILIZED
MORE THAN TWO YEARS

   Number of communities                                      43              43

   Number of units at end of period                       11,334          11,334

   Operating revenues                                   $133,287        $130,082

   Property expenses                                    $ 29,466        $ 30,325

   Real estate taxes                                    $ 10,799        $ 11,256

   Property management fees                             $  3,851        $  3,733

   Depreciation and amortization                        $ 20,757        $ 21,237

COMMUNITIES STABILIZED
LESS THAN TWO YEARS*

   Number of communities                                       5               5

   Number of units at end of period                        2,207           1,442

   Operating revenues                                   $ 24,656        $  5,675

   Property expenses                                    $  4,351        $  1,436

   Real estate taxes                                    $  2,693        $    746

   Property management fees                             $    647        $    160

   Depreciation and amortization                        $  6,304        $  1,858

LEASE-UP COMMUNITIES

   Number of communities                                       2

   Number of units at end of period                          115

   Operating revenues                                   $    144

   Property expenses                                    $     42

   Real estate taxes                                    $      4

   Property management fees                             $      4

   Depreciation and amortization                        $     26
================================================================================

*Represents five communities that began leasing in 1995 and reached stabilized occupancy (95%) at various dates in 1996.


OPERATING REVENUES (rental and other income) increased by 16.4% to $158.1 million in 1996, up from $135.8 million in 1995. Operating revenues in 1995 had increased by 5.3% from $128.9 million in 1994. Operating revenues rose in 1996 as a result of higher occupancy and rental rates, and the contribution of newly delivered rental units from five properties which achieved stabilization during 1996. In total, these new units added $24.7 million to operating revenues in 1996, compared to $5.7 million in 1995. Within communities

                       IRVINE APARTMENT COMMUNITIES, INC.

stabilized more than two years, operating revenues increased 2.5% in 1996, primarily due to increases in rental rates and an increase in average physical occupancy to 95.0% from 94.6% in 1995. Average monthly rental rates in these communities increased 1.9% to $1,015 in 1996, from $996 in 1995.

   Operating revenues improved in 1995 from the prior year largely as a result of the contribution of newly delivered rental units. In total, these new units added $5.7 million to operating revenues in 1995. They made virtually no contribution in 1994. Within communities stabilized more than two years, operating revenues increased less than 1% in 1995, as modest increases in rental rates were largely offset by a decline in average physical occupancy to 94.6% from 95.6% in 1994. Average monthly rental rates increased 1.5% to $996 in 1995, from $981 in 1994.

PROPERTY EXPENSES increased by 6.6% to $33.9 million in 1996 from $31.8 million in 1995. These expenses had decreased in 1995 by 4.1% from $33.1 million in 1994. The increase in 1996 reflects the added expenses of newly delivered rental units from five properties which achieved stabilization during 1996. Property expenses within communities stabilized more than two years decreased 2.8% to $29.5 million in 1996 from $30.3 million in 1995. Over the past several years, the Company has achieved sustained reductions in its per-unit property expenses through aggressive bidding of external service and purchase contracts and a series of initiatives to enhance the efficiency of customer service and property maintenance operations. In 1996, average monthly property expenses within communities stabilized more than two years decreased to $217 per unit from $223 in 1995 and $243 in 1994. Properties stabilized less than two years added $4.4 million to property expenses in 1996 and $1.4 million in 1995.

REAL ESTATE TAXES totaled $13.5 million in 1996, $12.0 million in 1995, and $11.8 million in 1994. Taxes increased in 1996 due to the addition of rental units, partially offset by a reduction in assessed values. In 1995, the Company's real estate taxes increased from the 1994 level due to the addition of rental units.

PROPERTY MANAGEMENT FEES increased to $4.5 million in 1996 from $3.9 million in 1995 and $3.8 million in 1994. Management fees increased in 1996 and 1995 due to the addition of rental units and an increase in revenue from communities stabilized more than two years.

NET INTEREST EXPENSE increased to $29.5 million in 1996 from $25.9 million in 1995 and $26.8 million in 1994. The increase in 1996 net interest expense was due to new properties being placed into service. The Company capitalizes interest on projects actively under development using qualifying asset balances and applicable weighted average interest rates. Capitalized interest totaled $3.2 million in 1996 compared to $6.8 million in 1995 and $1.3 million in 1994. In 1995, net interest expense decreased $0.9 million from the prior year primarily due to a higher level of capitalized interest resulting from increased construction activity, offset by higher interest incurred as a result of the Company's May 1995 refinancing of tax-exempt mortgage debt and increased borrowings under bank lines of credit. Total interest incurred was $32.7 million in 1996 and 1995, and $27.6 million in 1994.

INTEREST INCOME totaled $0.6 million in 1996, $0.4 million in 1995 and $1.3 million in 1994. The changes in interest income reflect changes in the Company's average cash balances.

AMORTIZATION OF DEFERRED FINANCING COSTS decreased by 69.1% to $2.6 million in 1996 from $8.5 million in 1995 and $15.9 million in 1994. The $5.9 million decrease in 1996 and $7.4 million decrease in 1995 were largely due to the elimination of deferred financing costs through an extraordinary charge of $23.4 million related to the refinancing of tax-exempt mortgage debt in May 1995.

                       IRVINE APARTMENT COMMUNITIES, INC.



DEPRECIATION AND AMORTIZATION EXPENSE increased by 17.7% to $27.2 million in 1996, up from $23.1 million in 1995. These expenses had increased in 1995 by 9.9% from $21.1 million in 1994. The increases in both years reflect the completion and delivery of newly developed rental units.

GENERAL AND ADMINISTRATIVE EXPENSE increased to $6.3 million in 1996, up from $5.9 million in 1995. General and administrative expense had increased in 1995 from $5.4 million in 1994. These increases were largely the result of increased staffing levels.


LIQUIDITY AND CAPITAL RESOURCES


The Company believes that cash provided by operations will be adequate to meet both operating requirements and payment of distributions by the Company in accordance with REIT requirements in both the short and long term.

LIQUIDITY: The Company expects to meet its long-term liquidity requirements, such as construction, scheduled debt maturities and potential future property acquisitions, through the issuance or refinancing of long-term debt, borrowings from financial institutions, or the issuance of additional equity securities of the Company and/or Operating Partnership units. During 1996 the Operating Partnership had a $175 million unsecured credit facility, used primarily to finance an ongoing rental property development program. As of December 31, 1996, $159 million was available under the credit facility. On July 1, 1996, the credit facility was amended to reduce the interest rate to Eurodollar plus 1.5%. On February 20, 1997, the credit facility was increased to $250 million.

ADDITIONAL EQUITY: On July 3, 1996 the Company sold, pursuant to its shelf registration statement, 1.49 million shares of common stock at $20.125 per share. Concurrently, The Irvine Company, pursuant to its rights under the Operating Partnership Agreement, purchased 1.49 million additional limited partnership units at $20.125 per unit which are exchangeable for common stock on a one for one basis, subject to adjustment and certain limitations. The proceeds from the two transactions totaled $60 million and were used to repay $43 million of indebtedness outstanding under the revolving line of credit. Availability under the shelf registration statement was approximately $130.7 million as of December 31, 1996.

     On February 20, 1997 the Company sold, pursuant to its shelf registration statement, 1.15 million shares of common stock at $27.50 per share. Concurrently, The Irvine Company, pursuant to its rights under the Operating Partnership Agreement, purchased 1.39 million additional limited partnership units at $26.06 per unit (which is equal to the public offering price of the common stock less an amount equivalent to the underwriting discount) which are exchangeable for common stock on a one for one basis, subject to adjustment and certain limitations. The proceeds from the two transactions totaled $66 million and were used to repay all indebtedness outstanding under the revolving line of credit, and will be used for general corporate purposes, including ongoing development activities on and off the Irvine Ranch. After the above transaction, availability under the shelf registration statement is approximately $99 million.

                       IRVINE APARTMENT COMMUNITIES, INC.





DEBT STRUCTURE



                                     Balance at            Weighted
                                       December             Average
(in millions)                          31, 1996       Interest Rate
-------------------------------------------------------------------
Fixed rate debt

   Conventional mortgage financings    $  134.8               6.45%

   Mortgage notes payable to
      The Irvine Company                   51.2               5.75%

   Tax-exempt mortgage
      bond financings                     329.2               5.82%

   Tax-exempt assessment
      district debt                         5.6               6.27%
-------------------------------------------------------------------
         Total fixed rate debt            520.8               5.98%
-------------------------------------------------------------------
Variable rate debt

   Line of credit                          16.0               7.50%

   Tax-exempt assessment
      district debt                        16.3               3.95%
-------------------------------------------------------------------
         Total variable rate debt          32.3               5.71%
===================================================================
         Total debt                    $  553.1               5.97%
===================================================================

DEBT: The Company's conventional and tax-exempt mortgage debt bears interest at fixed interest rates, or variable rates that have been effectively fixed through interest rate swap agreements. Interest rates on conventional mortgage debt were reduced to then-current market rates at the time of the Company's December 1993 initial public offering through interest rate buy-down agreements that are scheduled to expire at various dates prior to loan maturity. (See Note 3 to the Consolidated Financial Statements.) The weighted average effective interest rate on the Company's debt, including non-cash charges for amortization of deferred financing costs, was 6.44% at December 31, 1996. The Company uses interest rate swap agreements to effectively convert its floating rate tax-exempt mortgage bond financings to a fixed-rate basis, thus reducing the impact of fluctuations in interest rates on future income. The average interest rate on the tax-exempt mortgage bond financings, after giving effect to the swap agreements and including all fees, was 5.77% in 1996.

OPERATING ACTIVITIES: Cash flow provided by operating activities was $73.0 million, $55.4 million and $49.8 million for 1996, 1995 and 1994, respectively. Cash provided by operating activities increased in 1996 and 1995 compared to prior years primarily due to higher revenues and lower operating costs.

INVESTING ACTIVITIES: Cash flow used in investing activities was $66.6 million, $128.2 million and $50.9 million in 1996, 1995 and 1994, respectively. Changes in levels of cash flows used in investing activities for each year reflect the changing levels of real estate development programs of the Company. (See Capital Expenditures.)

FINANCING ACTIVITIES: Cash flow (used in) provided by financing activities was $(7.6) million, $73.7 million and $(23.3) million in 1996, 1995 and 1994, respectively. Among the factors affecting these cash flows in 1996, the Company received $60.0 million for the sale of common stock and partnership units, compared to $109.3 million in 1995. These proceeds were used to pay down borrowings from the line of credit. In 1995, the Company received $8.3 million of additional proceeds from the refinancing of tax-exempt debt, while incurring loan origination costs of $9.2 million and net borrowings from lines of credit of $15.7 million. Distributions paid in 1996 increased to $56.1 million from $44.8 million in 1995. In 1994, cash flows used in financing activities included $33.6 million in distributions paid, partially offset by new borrowings in excess of principal reductions of about $11.1 million and net borrowings from lines of credit of $6.3 million.


DEFERRED FINANCING COSTS



                                                        Balance        Weighted
                                                       December         Average
(dollars in millions)                                  31, 1996  Remaining Term
--------------------------------------------------------------------------------
Interest rate buy-downs on
   conventional mortgage
   financings                                          $  10.1          9.1 yrs

Loan origination costs and other                          10.1         26.0 yrs
--------------------------------------------------------------------------------

Total                                                  $  20.2         17.6 yrs
================================================================================

                       IRVINE APARTMENT COMMUNITIES, INC.



CAPITAL EXPENDITURES


CAPITAL EXPENDITURES ON NEW DEVELOPMENT: The Company's major cash requirements in 1997 are expected to be for the construction of new apartment communities and possibly for acquisitions of apartment communities. In 1995 and 1996, the Company began construction on four additional apartment communities (Baypointe, Santa Maria, The Colony and Santa Rosa II) that will require total expenditures of approximately $127.2 million, of which $69.4 million had been incurred at December 31, 1996. Nearly all of the remaining $57.8 million will be incurred in 1997. In February 1997 the Company started construction on one community (Rancho Santa Fe) which is expected to cost approximately $39 million. Funding for these developments is expected to come from the $250 million unsecured revolving credit facility and the $66 million of proceeds from the February 1997 offering transactions. In addition the Company may issue other debt or equity securities, as discussed in the Liquidity section.

LEASE-UP INFORMATION

Status at December 31, 1996


                                                                                                                   Units
                                                                                                                Leased as
                                                                                        Percentage           a Percentage
                                                     Units   Percentage      Units    of Delivered    Units      of Units
Apartment Community                Total Units   Delivered    Delivered   Occupied  Units Occupied    Leased    Delivered
-------------------------------------------------------------------------------------------------------------------------
Baypointe                                  300          68           23%        52            76%       60          88%

Santa Maria                                227          47           21%        36            77%       55         117%
-------------------------------------------------------------------------------------------------------------------------
   Total                                   527         115           22%        88            77%      115         100%
=========================================================================================================================

CONSTRUCTION INFORMATION

                                                                                                        Estimated         Total
                                                                                         Commencement     Initial     Estimated
                                                                           Commencement    of Leasing  Stabilized         Costs
Apartment Community                           Village, City    Units    of Construction      Activity   Occupancy  (in millions)
--------------------------------------------------------------------------------------------------------------------------------
Baypointe                     Newport North, Newport Beach       300            11/95       10/96        3Q '97      $ 33.4

Santa Maria                            Westpark II, Irvine       227             3/96       11/96        3Q '97        24.6

The Colony                   Newport Center, Newport Beach       245             7/96      4Q '97        1Q '99        42.0

Santa Rosa II                          Westpark II, Irvine       207            12/96      4Q '97        3Q '98        27.2

Rancho Santa Fe                       Tustin Ranch, Tustin       316             2/97      4Q '97        1Q '99        39.0
--------------------------------------------------------------------------------------------------------------------------------
   Total                                                       1,295                                                 $166.2
================================================================================================================================

The timing of future completion of construction and initial stabilized occupancy and estimated costs of apartment communities that are in development are only estimates. Actual results will depend on numerous factors, many of which are beyond the control of the Company. These include the extent and timing of economic growth in the Company's rental markets; future trends in the pricing of construction materials and labor; entitlement decisions by local government authorities; changes in interest rate levels; and other changes in capital markets. No assurance can be given that the timing or estimates set forth in the foregoing tables will not vary substantially from actual results.

                       IRVINE APARTMENT COMMUNITIES, INC.



CAPITAL REPLACEMENTS WITHIN COMMUNITIES STABILIZED MORE THAN TWO YEARS. Expenditures for capital replacements within communities stabilized more than two years totaled $4.7 million, $4.5 million and $5.6 million in 1996, 1995 and 1994, respectively. Average capital replacements per unit within communities stabilized more than two years were $415, $399 and $490 in 1996, 1995 and 1994, respectively. In 1995 these expenditures declined from the prior-year levels, reflecting greater efficiency in property enhancement activities, including centralized purchasing of major replacement materials. The Company has a policy of capitalizing expenditures related to new assets, acquisitions, the material enhancement of the value of an existing asset, or the substantial extension of an existing asset's useful life. Expenditures for capital replacements in 1997 are expected to be similar to 1996 levels.

CAPITAL REPLACEMENTS WITHIN COMMUNITIES
STABILIZED MORE THAN TWO YEARS


                                                            Total
Year Ended December 31, 1996                       (in thousands)       Per unit
--------------------------------------------------------------------------------
Carpet replacements                                        $1,462         $  129

Exterior painting, siding and stucco                          786             69

Upgrades, renovations and
   major building items                                       970             86

Appliances, water heaters
   and air conditioning                                       401             35

Roofing, concrete and pavement                                542             48

Equipment and other                                           545             48
--------------------------------------------------------------------------------
Total                                                      $4,706         $  415
================================================================================

ACQUISITION OF THOMPSON
RESIDENTIAL AND EXPANSION INTO
NORTHERN CALIFORNIA

On February 4, 1997, the Operating Partnership acquired for $2 million the assets of Thompson Residential Company, Inc. ("TRC"), a privately held, Northern California-based multi-family development company (the "TRC Acquisition"). Included in the purchase were options to purchase three development sites located in Northern California's Silicon Valley. The purchase price was paid by the issuance of 74,523 limited partnership units in the Operating Partnership, exchangeable for common stock of the Company, with the price per unit based on the average closing price of the Company's common stock for the 10 trading days preceding the acquisition's closing date. In addition, TRC may be paid up to an additional $2 million in cash or partnership units if the apartment community achieves certain performance targets. The three senior real estate executives at TRC have also joined the Company with primary responsibility for the Company's California operations outside of the Irvine Ranch.


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

                       IRVINE APARTMENT COMMUNITIES, INC.



FUNDS FROM OPERATIONS

The Company generally considers funds from operations ("FFO") a useful measure of performance for an equity REIT. The Company computes FFO in accordance with standards established by the National Association of Real Estate Investment Trusts ("NAREIT"). FFO is defined as net income (computed in accordance with generally accepted accounting principles), excluding gains or losses from debt restructuring and sales of property, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. Other REITs may not consistently use this definition of FFO. In March 1995 NAREIT modified the definition of FFO. The "Old" FFO definition, among other things, included amortization of deferred financing costs and depreciation of non-real estate assets as items added back to net income when computing FFO. The Company implemented the "new" method of calculating FFO commencing January 1, 1996. FFO should be considered in conjunction with net income as presented in the Company's Consolidated Financial Statements and Notes thereto. FFO should not be considered an alternative to net income as an indication of the Company's performance and is not indicative of cash available to fund all cash flow needs. FFO does not represent cash flows from operating, investing, or financing activities as defined by generally accepted accounting principles.

CALCULATION OF FFO
(in thousands, unaudited)



                                                             FFO                               "Old" FFO Definition
-----------------------------------------------------------------------------------------------------------------------
Years Ended December 31,                         1996        1995        1994              1996        1995        1994
-----------------------------------------------------------------------------------------------------------------------
Net income                                    $18,746     $ 8,465     $ 7,273           $18,746     $ 8,465     $ 7,273

Add:

   Depreciation and amortization               27,087      23,095      21,007            27,087      23,095      21,007

   Depreciation of non-real estate assets                                                   152          48          48

   Amortization of deferred financing costs                                               2,627       8,510      15,942

   Extraordinary item - debt extinguishment                23,427                                    23,427

   Minority interest in income (loss)          22,446      (6,836)      5,006            22,446      (6,836)      5,006
-----------------------------------------------------------------------------------------------------------------------
Funds from operations                         $68,279     $48,151     $33,286           $71,058     $56,709     $49,276
=======================================================================================================================

OPERATING PARTNERSHIP UNITS OUTSTANDING


                                                                                             Years Ended December 31,
(in thousands)                                                                             1996        1995        1994
-----------------------------------------------------------------------------------------------------------------------
Balance at beginning of year                                                             37,372      30,247      30,247

Additions relating to:

   Stock awards issued and options exercised                                                77

   Dividend reinvestment plan and additional cash investment plan                           29

Common stock offerings and related cash contributions from
   The Irvine Company (see Note 5)                                                        2,982       6,675

Contributions of property by The Irvine Company (see Note 6)                                388         450
-----------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                                   40,848      37,372      30,247
-----------------------------------------------------------------------------------------------------------------------
Weighted average equivalent number of shares outstanding
   assuming conversion of Operating Partnership units                                    38,953      33,191      30,247
=======================================================================================================================

                       IRVINE APARTMENT COMMUNITIES, INC.


                           CONSOLIDATED BALANCE SHEETS



                                                                                      December 31,
(in thousands, except per share amounts)                                          1996            1995
-------------------------------------------------------------------------------------------------------
ASSETS

Real estate assets, at cost

   Land                                                                    $   176,070     $   163,169

   Buildings and improvements                                                  849,924         768,737
-------------------------------------------------------------------------------------------------------
                                                                             1,025,994         931,906
   Accumulated depreciation                                                   (219,193)       (192,106)
-------------------------------------------------------------------------------------------------------
                                                                               806,801         739,800

   Under development, including land                                            58,241          73,727
-------------------------------------------------------------------------------------------------------
                                                                               865,042         813,527

Cash and cash equivalents                                                        3,205           4,392

Restricted cash                                                                  1,376           1,181

Deferred financing costs, net of accumulated amortization
   of $8,290 in 1996 and $5,663 in 1995                                         20,187          22,814

Other assets                                                                    11,188          11,316
-------------------------------------------------------------------------------------------------------
                                                                           $   900,998     $   853,230
======================================================================================================
LIABILITIES

Mortgages and notes payable

   Line of credit                                                          $    16,000     $    22,000

   Tax-exempt mortgage bond financings                                         329,248         332,602

   Conventional mortgage financings                                            134,761         136,960

   Mortgage notes payable to The Irvine Company                                 51,227          52,011

   Tax-exempt assessment district debt                                          21,828          19,713
-------------------------------------------------------------------------------------------------------
                                                                               553,064         563,286

Accounts payable and accrued liabilities                                        21,496          20,254

Security deposits                                                                6,094           5,124
-------------------------------------------------------------------------------------------------------
                                                                               580,654         588,664

MINORITY INTEREST                                                              140,327         109,133

SHAREHOLDERS' EQUITY

Preferred stock, par value $1.00 per share; 10,000 shares authorized;
   no shares issued or outstanding
Common stock, par value $0.01 per share; 150,000 shares authorized;
   18,556 shares and 16,975 shares issued and outstanding, respectively            186             170

Excess stock, par value $0.01 per share; 160,000 shares authorized;
   no shares issued or outstanding

Additional paid-in capital                                                     202,116         170,747

Retained earnings (deficit)                                                    (22,285)        (15,484)
-------------------------------------------------------------------------------------------------------
                                                                               180,017         155,433
-------------------------------------------------------------------------------------------------------
                                                                           $   900,998      $  853,230
======================================================================================================
See accompanying notes.

                       IRVINE APARTMENT COMMUNITIES, INC.


                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                               Years Ended December 31,
(in thousands, except per share amounts)                                                   1996         1995         1994
-------------------------------------------------------------------------------------------------------------------------
REVENUES

Rental income                                                                          $154,925     $133,678     $127,338

Other income                                                                              3,162        2,079        1,585

Interest income                                                                             611          411        1,313
-------------------------------------------------------------------------------------------------------------------------
                                                                                        158,698      136,168      130,236
-------------------------------------------------------------------------------------------------------------------------
EXPENSES

Property expenses                                                                        33,859       31,761       33,105

Real estate taxes                                                                        13,496       12,002       11,786

Property management fees                                                                  4,502        3,893        3,800

Interest expense, net                                                                    29,506       25,894       26,827

Amortization of deferred financing costs                                                  2,627        8,510       15,942

Depreciation and amortization                                                            27,239       23,143       21,055

General and administrative                                                                6,277        5,909        5,442
-------------------------------------------------------------------------------------------------------------------------
                                                                                        117,506      111,112      117,957
-------------------------------------------------------------------------------------------------------------------------
Income before extraordinary item and minority interest in income                         41,192       25,056       12,279

Extraordinary item - charge related to debt extinguishment                                           (23,427)
-------------------------------------------------------------------------------------------------------------------------
Income before minority interest in income (loss)                                         41,192        1,629       12,279

Minority interest in income (loss)                                                       22,446       (6,836)       5,006
-------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                             $ 18,746     $  8,465     $  7,273
=========================================================================================================================
SHARE DATA:

Weighted average number of shares outstanding                                            17,732       13,856       11,800

Net income after minority interest and before
   extraordinary item per share                                                        $   1.06     $   0.84     $   0.62

Extraordinary item per share                                                                        $  (1.69)

Net income per share                                                                   $   1.06     $   0.61     $   0.62

Cash distributions declared and paid per share                                         $   1.44     $   1.39     $   1.11
=========================================================================================================================

See accompanying notes.

                       IRVINE APARTMENT COMMUNITIES, INC.


                       CONSOLIDATED STATEMENTS OF CHANGES
                             IN SHAREHOLDERS' EQUITY



                                                                              Years Ended December 31,
(in thousands, except per share amounts)                                 1996          1995          1994
----------------------------------------------------------------------------------------------------------
COMMON STOCK, PAR VALUE OF $0.01 PER SHARE

Balance at beginning of year                                        $     170     $     118     $     118

   Net proceeds from stock options exercised                                1

   Net proceeds from common stock offerings                                15            52
----------------------------------------------------------------------------------------------------------
Balance at end of year                                              $     186     $     170     $     118
==========================================================================================================
ADDITIONAL PAID-IN CAPITAL

Balance at beginning of year                                        $ 170,747     $  87,345     $  87,345

   Net proceeds from stock options exercised                            1,143

   Stock awards issued                                                    200

   Net proceeds from dividend reinvestment plan                           216

   Net proceeds from common stock offerings                            29,810        83,402
----------------------------------------------------------------------------------------------------------
Balance at end of year                                              $ 202,116     $ 170,747     $  87,345
==========================================================================================================
RETAINED EARNINGS (DEFICIT)

Balance at beginning of year                                        $ (15,484)    $  (5,710)    $     115

   Net income                                                          18,746         8,465         7,273

   Distributions to shareholders                                      (25,547)      (18,239)      (13,098)
----------------------------------------------------------------------------------------------------------
Balance at end of year                                              $ (22,285)    $ (15,484)    $  (5,710)
==========================================================================================================
TOTAL SHAREHOLDERS' EQUITY                                          $ 180,017     $ 155,433     $  81,753
==========================================================================================================
SHARES OF COMMON STOCK OUTSTANDING

Balance at beginning of year                                           16,975        11,800        11,800

   Additional shares issued under common stock offerings                1,491         5,175

   Additional shares issued under the dividend reinvestment plan           13

   Stock options exercised                                                 67

   Stock awards issued                                                     10
----------------------------------------------------------------------------------------------------------
Balance at end of year                                                 18,556        16,975        11,800
==========================================================================================================

See accompanying notes.

                       IRVINE APARTMENT COMMUNITIES, INC.


                      CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                                  Years Ended December 31,
(in thousands)                                                                 1996         1995          1994
--------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES

Net income                                                               $  18,746     $   8,465     $   7,273

Adjustments to reconcile net income to net cash provided by operating activities:

   Extraordinary item - charge related to debt extinguishment                             23,427

   Amortization of deferred financing costs                                  2,627         8,510        15,942

   Depreciation and amortization                                            27,239        23,143        21,055

   Minority interest in income (loss)                                       22,446        (6,836)        5,006

   Increase (decrease) in cash attributable to changes in assets and liabilities:

     Restricted cash                                                          (195)         (150)           16

     Other assets                                                             (104)       (4,882)         (975)

     Accounts payable and accrued liabilities                                1,308         3,147           895

     Security deposits                                                         970           579           574
--------------------------------------------------------------------------------------------------------------
Net Cash Provided by Operating Activities                                   73,037        55,403        49,786
==============================================================================================================
CASH FLOWS FROM INVESTING ACTIVITIES

Capital improvements to operating real estate assets                        (4,766)       (4,520)       (5,555)

Investment in real estate assets, net of construction payables             (61,850)     (123,698)      (45,363)
--------------------------------------------------------------------------------------------------------------
Net Cash Used in Investing Activities                                      (66,616)     (128,218)      (50,918)
==============================================================================================================
CASH FLOWS FROM FINANCING ACTIVITIES

Borrowings under lines of credit                                            78,900       143,344         6,256

Payments on lines of credit                                                (84,900)     (127,600)

Proceeds from tax-exempt mortgage bond financings
   and notes payable                                                                     334,190         9,833

Payments on tax-exempt mortgage bond financings                                         (325,845)

Principal payments                                                          (7,101)       (5,676)       (4,999)

Additions to deferred financing costs                                                     (9,237)         (832)

Proceeds from dividend reinvestment and
   additional cash investment plans                                            650

Proceeds from stock options exercised                                        1,144

Net proceeds from common stock offerings                                    29,825        83,454

Contributions from The Irvine Company                                       30,000        25,875

Distributions to The Irvine Company                                        (30,579)      (26,527)      (20,476)

Distributions to shareholders                                              (25,547)      (18,239)      (13,098)
--------------------------------------------------------------------------------------------------------------
Net Cash (Used in) Provided by Financing Activities                         (7,608)       73,739       (23,316)
--------------------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                        (1,187)          924       (24,448)

Cash and Cash Equivalents at Beginning of Year                               4,392         3,468        27,916
--------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                 $   3,205     $   4,392     $   3,468
==============================================================================================================
Supplemental Disclosure of Cash Flow Information

   Interest paid, net of amounts capitalized                             $  29,644     $  25,165     $  25,860

   Tax-exempt assessment district debt assumed                           $   2,771     $   4,184     $  15,656
==============================================================================================================

See accompanying notes.

                       IRVINE APARTMENT COMMUNITIES, INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (dollars in thousands, except per share amounts)


NOTE 1 -- ORGANIZATION AND BASIS OF PRESENTATION

Irvine Apartment Communities, Inc. (the "Company") operates as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended. At December 31, 1996, the Company had a 45.4% general partnership interest in and was the sole managing general partner of Irvine Apartment Communities, L.P. (the "Operating Partnership") which began operations as of December 8, 1993, the date of the Company's initial public offering of common stock (the "Offering"). In connection with the Offering, The Irvine Company (the "Limited Partner") transferred 42 apartment communities and a 99% interest in a limited partnership which owns one apartment community to the Operating Partnership. At December 31, 1996, The Irvine Company had a 54.6% limited partnership interest in the Operating Partnership. The division of The Irvine Company that owned these properties and provided the related management functions prior to the offering represents the "Predecessor". The Operating Partnership's management and operating decisions are under the unilateral control of the Company. The Company was incorporated in Delaware on September 10, 1993. On May 2, 1996, the Company changed its state of incorporation from Delaware to Maryland.

   The Company is a self-administered equity REIT engaged in the operation and development of apartment communities in Orange County, California. The Company utilizes independent third party property management and construction management firms. As of December 31, 1996 the Operating Partnership owned and operated 52 properties containing 13,656 operating apartment units and 864 units under construction (collectively, the "Properties"). Until July 31, 2020, the Company has the exclusive right, but not the obligation, to acquire land from The Irvine Company for development of additional apartment communities on the Irvine Ranch (see Note 7 to the Consolidated Financial Statements).

   The financial statements include the accounts of the Company and its financially controlled subsidiary, the Operating Partnership. All intercompany accounts and transactions have been eliminated in consolidation.

   The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of December 31, 1996 and 1995 and the revenues and expenses for the three years ended December 31, 1996. Actual results could differ from those estimates.


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

                       IRVINE APARTMENT COMMUNITIES, INC.



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

INTEREST EXPENSE: Interest rates are substantially fixed for specified periods through interest rate swaps and buy-down agreements for certain debt instruments. These financial instruments are entered into as a hedge against the interest exposure from variable rate debt. The differences paid or received on swaps and related agreements are included in interest expense as yield adjustments.

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

RECLASSIFICATIONS: Certain amounts in the 1995 and 1994 financial statements have been reclassified to conform with financial statement presentations in 1996.


NOTE 3 -- MORTGAGES AND NOTES PAYABLE


LINE OF CREDIT: In November 1995, the Company obtained a $175 million unsecured revolving credit facility for the Operating Partnership. The line of credit facility has a term of two years and at the Company's option may be converted to a two-year term loan at maturity. This revolving credit facility is available to finance the Company's ongoing rental property development program and for general working capital needs. Borrowings under the line of credit bear interest at the Company's option at variable rates based on the Eurodollar rate plus a spread of 1.5% or the Prime rate. The Company is also obligated to pay a fee on the average daily amount of the unused portion of the commitment, and quarterly agent fees on the commitment amount. The Operating Partnership and the Company must comply with certain affirmative and negative covenants, including limitations on distributions to its partners, limitations on payment of distributions, and the maintenance of certain net worth, cash flow and financial ratios. At December 31, 1996 the Operating Partnership and the Company were in compliance with all of these covenants. As of December 31, 1996, $16 million was outstanding and $159 million was available under the line of credit. In February 1997, the Company increased its capacity in the line of credit to $250 million.

TAX-EXEMPT MORTGAGE BOND FINANCINGS: On May 25, 1995 the Company refinanced all $324,816 of its outstanding tax-exempt mortgage debt. As a result of a new 30-year refunding agreement, which is backed by credit and liquidity support from the Federal National Mortgage Association ("Fannie Mae"), the Company obtained tax-exempt mortgage bond financings of $334,190 maturing in June 2025. Standard & Poor's Rating Group assigned ratings of AAA/A-1+ to the bonds based on the collateral agreement with Fannie Mae. In connection with the refinancing transaction, the Company recorded an extraordinary charge of $23,427 to write off deferred financing costs related to the debt that was refinanced.

   The tax-exempt financings represent loans payable that are collateralized by twenty-three properties with a net book value of $281,211 as of December 31, 1996. Monthly principal and interest payments are made to a trustee, which in turn pays the bondholders when interest is due. The bonds are remarketed periodically and bear interest at short-term floating rates. The floating rates have been fixed through interest rate swap agreements. (See Interest Rate Swap Agreements.) Principal payments are amortized over a 30-year period and are

                       IRVINE APARTMENT COMMUNITIES, INC.



held in a principal payment fund. The tax-exempt mortgage bond financings, before giving effect to the swap agreements, had an average floating interest rate inclusive of fees of 4.76% in December 1996.

CONVENTIONAL MORTGAGE FINANCINGS: Conventional mortgages are collateralized by apartment communities with a net book value of $148,493 as of December 31, 1996. The mortgages are generally due in monthly installments and mature at various dates through 2018. Prior to the Offering, interest rates were fixed at rates which ranged from 7.75% to 9.63%, with a weighted average rate of 8.69%. In connection with the Offering, the interest rates were adjusted to market rates for specified periods of time and currently range from 5.82% to 7.75%. As of December 31, 1996 the weighted average interest rate was 6.45%. Including the amortization of deferred financing costs the all-in interest rate was 8.16%. The interest reduction periods expire prior to or at the loan maturity dates and range from 1997 to 2008.

MORTGAGE NOTES PAYABLE TO THE IRVINE COMPANY: Two of the Company's apartment communities are financed by mortgage notes payable to The Irvine Company. These mortgage notes totaled $51,227 and $52,011 at December 31, 1996 and 1995, respectively. The mortgage notes are collateralized by all-inclusive trust deeds on each of the apartment communities financed. They bore fixed interest rates of 5.75% at December 31, 1996, are fully amortizing and mature in 2015 and 2024. Interest incurred on the mortgage notes payable to The Irvine Company totaled $2,966, $3,010 and $3,055 for the years ended December 31, 1996, 1995 and 1994, respectively. The mortgage notes payable to The Irvine Company "wrap around" secured first trust deed notes payable to third party financial institutions. The secured first trust deed notes totaled $51,363 and $52,030 as of December 31, 1996 and 1995, respectively.

TAX-EXEMPT ASSESSMENT DISTRICT DEBT: In conjunction with the purchase of land, the Company assumed $2,771 in 1996 and $4,184 in 1995 in tax-exempt assessment district debt which represents debt issued by municipal government authorities to finance the construction of infrastructure and improvements. The debt obligations are repaid by the Company through assessments.

INTEREST RATE SWAP AGREEMENTS: The Company uses interest rate swap agreements to effectively convert its floating rate tax-exempt mortgage bond financings to a fixed-rate basis, thus reducing the impact on future income of fluctuations in interest rates. At December 31, 1996, the Company had interest rate swap agreements on notional amounts totaling $329,248 which pay fixed rates of interest and receive floating rates of interest based on a municipal bond index that is remarketed weekly. The swap agreement periods mature from 2002 to 2007. The swap counterparties are primarily financial institutions rated AAA by Standard & Poor's. The differences to be paid or received are accrued and included in interest expense as a yield adjustment and the related amount payable or receivable from counterparties is included in other assets or accrued liabilities. Additionally, the Company restructured several interest rate swaps related to the retired tax-exempt bonds in May 1995. These transactions reduce the interest expense on tax-exempt mortgage bond financings by approximately 30 basis points per year through 2001. At December 31, 1996, the average fixed interest rate paid to the counterparties was 5.10% and the average variable interest rate received was 3.64%. This resulted in a net interest payable of $381 which was settled in the first week of January 1997. Based on prevailing interest rates at December 31, 1996, the interest rate swap agreements have a fair value of negative $4 million.

CAPITALIZED INTEREST: The Company capitalizes interest on projects actively under development using qualifying asset balances and applicable weighted average interest rates. The average qualifying asset balance for projects under development was approximately $40 million for the year ended December 31, 1996. Interest capitalized was $3,151, $6,779 and $1,261 in 1996, 1995 and 1994,
respectively. Interest incurred totaled $32,657, $32,673 and $27,617 for the years ended December 31, 1996, 1995 and 1994, respectively.

OTHER MATTERS: Mortgages and notes payable totaling $183,829 are subject to prepayment penalties.

                       IRVINE APARTMENT COMMUNITIES, INC.



MORTGAGES AND NOTES PAYABLE
(at December 31, 1996)


                                                                                     Expiration of
                                                          Outstanding  Effective     Interest Rate  Interest Rate
                                                           Principal    Interest     Reduction               After     Maturity
Type of Debt                                                 Balance        Rate        Period             Step-Up         Date
-------------------------------------------------------------------------------------------------------------------------------
Tax-exempt mortgage bond financings                         $329,248        5.82%          n/a         n/a              6/25
-------------------------------------------------------------------------------------------------------------------------------
Conventional mortgage financings:

   Bayport                                                     4,862        6.91%         7/08        9.25%             7/18

   Bayview                                                     3,510        6.91%         7/08        9.25%             7/18

   Baywood                                                    20,972        6.91%         7/08        9.25%             7/18

   Deerfield Phase I                                           7,462        6.57%         7/02        8.90%             7/08

   Mariner Square                                              5,637        6.32%         9/00        8.50%             8/08

   The Parklands                                               6,512        6.15%         n/a         n/a               4/04

   Parkwood                                                   12,642        6.31%         8/00        8.50%             7/08

   Promontory Point                                           36,303        5.82%         9/97        8.30%             8/00

   Rancho Mariposa                                            12,839        7.75%         n/a         7.75%             6/03

   San Paulo                                                   1,458        4.00%         n/a         n/a               1/13

   San Paulo                                                     700        3.00%         n/a         n/a               1/08

   Turtle Rock Vista                                          13,405        6.31%         8/00        8.50%             7/08

   Woodbridge Pines                                            8,459        6.91%         9/08        9.25%             8/18
-------------------------------------------------------------------------------------------------------------------------------
                                                             134,761        6.45%                     8.42%             6/07
-------------------------------------------------------------------------------------------------------------------------------

Mortgage notes payable to The Irvine Company:

   Park West                                                  33,993        5.75%         n/a         n/a               7/24

   Rancho San Joaquin                                         17,234        5.75%         n/a         n/a               1/15
-------------------------------------------------------------------------------------------------------------------------------
                                                              51,227        5.75%                                       3/20
-------------------------------------------------------------------------------------------------------------------------------

Tax-exempt assessment district debt:

   Fixed rate                                                  5,554        6.27%         n/a         n/a               1/16

   Variable rate                                              16,274        3.95%         n/a         n/a               2/17
-------------------------------------------------------------------------------------------------------------------------------
                                                              21,828        4.54%                                      10/16
-------------------------------------------------------------------------------------------------------------------------------

Line of credit                                                16,000        7.50%         n/a         n/a              12/97
-------------------------------------------------------------------------------------------------------------------------------

Total/weighted average                                      $553,064        5.97%                                       7/18
===============================================================================================================================



SCHEDULED PRINCIPAL AMORTIZATION: MORTGAGES AND NOTES PAYABLE
(at December 31, 1996)

                                               Tax-Exempt                       Mortgage  Tax-Exempt
                                                 Mortgage   Conventional   Notes Payable  Assessment              Percentage
                                     Line of         Bond       Mortgage   to The Irvine    District                      of
Year of Maturity                      Credit   Financings     Financings         Company        Debt      Totals  Total Debt
----------------------------------------------------------------------------------------------------------------------------
1997                                 $16,000     $  3,604     $  2,504         $    830     $   284     $ 23,222         4.2%

1998                                                3,876        2,717              879         303        7,775         1.4%

1999                                                4,165        2,958              931         326        8,380         1.5%

2000                                                4,478       36,754              986         522       42,740         7.7%

2001                                                4,813        2,773            1,044         583        9,213         1.7%

Thereafter                                        308,312       87,055           46,557      19,810      461,734        83.5%
----------------------------------------------------------------------------------------------------------------------------
Total                                $16,000     $329,248     $134,761          $51,227    $ 21,828     $553,064       100.0%
----------------------------------------------------------------------------------------------------------------------------

Number of Loans                            1           25           11                2           6          45
----------------------------------------------------------------------------------------------------------------------------

NOTE 4 -- FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts reported in the balance sheet for financial instruments approximate their fair value except as discussed below. The fair values of mortgage notes payable to The Irvine Company are estimated using discounted cash flow analyses and the Company's current estimated borrowing rates for similar types of borrowing arrangements. The interest rate used in the fair value calculation was 7.72% based on the terms of the loan. As of December 31, 1996 the fair value of the mortgage notes payable to The Irvine Company was $42,590. See Note 3 to the Consolidated Financial Statements for a discussion of the fair value of the interest rate swap agreements.


NOTE 5 -- EQUITY

SHELF REGISTRATION STATEMENT: On May 8, 1995 the Company filed a shelf registration statement with the Securities and Exchange Commission providing for the issuance from time to time of up to $250 million of common stock, preferred stock, debt securities, and warrants to purchase common stock, preferred stock and debt securities. The Company plans to use the proceeds raised from any securities issued under the shelf registration for general corporate purposes, including the development of new apartment communities, acquisitions and the repayment of existing debt.

   On August 9, 1995 the Company sold, pursuant to the shelf registration statement, 5.175 million shares of common stock at $17.25 per share. Concurrently, The Irvine Company, pursuant to its rights under the Operating Partnership Agreement, purchased 1.5 million limited partnership units at $17.25 per unit. Such units are exchangeable for common stock on a one for one basis, subject to adjustment and certain limitations. The net proceeds from the two transactions totaled $109,329. Proceeds of $80,100 were used to repay amounts outstanding under the Company's construction and revolving lines of credit. The balance of $29,229 was used to fund new construction.

   Pursuant to the shelf registration statement, on July 3, 1996 the Company completed the sale of 1.49 million shares of common stock at $20.125 per share. The proceeds from this offering of $30.0 million together with proceeds from the sale of newly issued limited partnership units to The Irvine Company (see Note
6), totaled $60.0 million. Proceeds were used to repay $43 million of debt outstanding under the revolving line of credit. The remaining proceeds were used to fund ongoing development programs and for general corporate purposes. Availability under the shelf registration statement was $130.7 million at December 31, 1996.

   On February 20, 1997 the Company sold, pursuant to its shelf registration statement, 1.15 million shares of common stock at $27.50 per share. Concurrently, The Irvine Company, pursuant to its rights under the Operating Partnership Agreement, purchased 1.39 million additional limited partnership units at $26.06 per unit (which is equal to the public offering price of the common stock less an amount equivalent to the underwriting discount) which are exchangeable for common stock on a one for one basis, subject to adjustment and certain limitations. The proceeds from the two transactions totaled $66 million and were used to repay all indebtedness outstanding under the revolving line of credit, and will be used for general corporate purposes, including ongoing development activities on and off the Irvine Ranch. After the above transaction, availability under the shelf registration statement is approximately $99 million.

   The computation of primary earnings per share is based on a weighted average of 17,732,172 shares of common stock outstanding during the year ended December 31, 1996. The weighted average number of shares excludes the effect of the conversion of Operating Partnership units into shares. Such a conversion would increase the weighted average number of shares outstanding to 38,953,092 for the year ended December 31, 1996.

                       IRVINE APARTMENT COMMUNITIES, INC.



RECONCILIATION OF OPERATING PARTNERSHIP UNITS OUTSTANDING



(in thousands)                                Year Ended December 31, 1996    Year Ended December 31, 1995
----------------------------------------------------------------------------------------------------------
                                                     The Irvine                       The Irvine
                                            Company     Company     Total    Company     Company     Total
----------------------------------------------------------------------------------------------------------
Balance at beginning of period               16,975     20,397     37,372     11,800     18,447     30,247

Stock awards issued and options exercised        77                    77

Dividend reinvestment plan                       13         16         29

Common stock offerings and related cash
   contributions from The Irvine Company      1,491      1,491      2,982      5,175      1,500      6,675

Contributions of property by
   The Irvine Company                                      388        388                   450        450
----------------------------------------------------------------------------------------------------------
Balance at end of period                     18,556     22,292     40,848     16,975     20,397     37,372
----------------------------------------------------------------------------------------------------------
Ownership interest at end of period            45.4%      54.6%       100%      45.4%      54.6%       100%
==========================================================================================================

The following tables represent a reconciliation of the minority interest balances and the computation of the minority interest in income (loss).

RECONCILIATION OF MINORITY INTEREST


                                        For the Year Ended December 31,
                                                1996            1995
-----------------------------------------------------------------------
Balance at beginning of period              $109,133        $109,296

Minority interest in income (loss)            22,446          (6,836)

Distributions                                (30,579)        (26,527)

Cash contributions                            30,000          25,875

Contributions of property                      8,973           7,325

Contributions under
   dividend reinvestment plan                    354
-----------------------------------------------------------------------
Balance at end of period                    $140,327        $109,133
=======================================================================

COMPUTATION OF MINORITY INTEREST IN
INCOME (LOSS)


                                               Year Ended December 31,
                                              1996      1995       1994
-----------------------------------------------------------------------
Income before minority interest            $41,192  $  1,629   $ 12,279

Specific allocations to
   The Irvine Company                                 17,741      6,370
-----------------------------------------------------------------------
Income before specific allocations          41,192    19,370     18,649

Income allocated to the Company
   based on its ownership interest         (18,746)   (8,465)    (7,273)

Income allocated to
   The Irvine Company based on
   its ownership interest                   22,446    10,905     11,376

Specific allocations to
   The Irvine Company                                (17,741)    (6,370)
-----------------------------------------------------------------------
Minority interest in income (loss)         $22,446  $ (6,836)  $  5,006
=======================================================================


     Prior to December 31, 1995, the Company incurred debt extinguishment costs and swap amortization costs that were allocated 100% to The Irvine Company in accordance with the Operating Partnership Agreement. As of December 31, 1995, all such allocations have been completed.

NOTE 6 -- CERTAIN TRANSACTIONS
WITH RELATED PARTIES


Included in general and administrative expenses are charges from The Irvine Company pursuant to an administrative service agreement covering services for risk management, income taxes and other services of $108 for the year ended December 31, 1996. The amounts for the corresponding periods in 1995 and 1994 were $106 and $160, respectively. The Irvine Company and the Company jointly purchase employee health care insurance and property and casualty insurance. In addition, the Company incurred rent totaling $349, $270 and $203 for the years ended December 31, 1996, 1995 and 1994, respectively, related to leases with The Irvine Company that expire in 1997 and 1998. For the year ended December 31, 1996 The Irvine Company contributed $354, or the maximum allowable in connection with stock issuances under the dividend reinvestment and additional cash investment plan.


   In the third quarter of 1994, the Company acquired four sites for development of 1,695 units for $19,703 from The Irvine Company. As partial financing for these four sites, the Company elected to assume $15,656 in tax-exempt assessment district debt and paid $4,047 in cash.

                       IRVINE APARTMENT COMMUNITIES, INC.



   In March 1995 the Company acquired a 512-unit development site known as Newport Ridge for $9,542 from The Irvine Company. As partial financing for the acquisition of the site, the Company elected to assume $4,184 of tax-exempt assessment district debt. The balance of $5,358 was paid through the issuance of 336,432 additional limited partnership units in the Operating Partnership to The Irvine Company. In November 1995, the Company acquired a 300-unit development site known as Baypointe from The Irvine Company for $4,190, of which $1,967 was paid through the issuance of 113,372 additional limited partnership units in the Operating Partnership to The Irvine Company. The limited partnership units are exchangeable for common stock on a one for one basis, subject to adjustment and certain limitations.

   In March 1996 the Company acquired a land site for $3.3 million from The Irvine Company for the development of 227 rental units, pursuant to the Land Rights Agreement between the Company and The Irvine Company. The Company's board committee of independent directors approved the purchase in accordance with the Land Rights Agreement. As partial financing for the site acquisition, the Company assumed $2.8 million in tax-exempt assessment district debt. The balance of the purchase price was paid through the issuance of 28,358 additional limited partnership units in the Operating Partnership to The Irvine Company.

   Concurrent with the Company's common stock offering on July 3, 1996 (see Note 5 to the Consolidated Financial Statements), The Irvine Company, pursuant to its rights under the Operating Partnership Agreement, purchased 1.49 million limited partnership units at a price equal to the public offering price of $20.125 per common share of stock, or a total of $30.0 million. These units are exchangeable for common stock on a one for one basis, subject to adjustment and certain limitations.

   On July 29, 1996 the Company acquired a land site for $3.5 million from The Irvine Company for the development of 245 rental units pursuant to the Land Rights Agreement between the Company and The Irvine Company. The Company's board committee of independent directors approved the purchase in accordance with the Land Rights Agreement. Of the total purchase price, $2.4 million was paid through the issuance of 115,544 additional limited partnership units in the Operating Partnership to The Irvine Company.

   On December 23, 1996, the Company acquired a land site for $6.0 million from The Irvine Company for the development of 207 rental units pursuant to the Land Rights Agreement between the Company and The Irvine Company. The Company's board committee of independent directors approved the purchase in accordance with the Land Rights Agreement. The purchase price was paid through the issuance of 244,857 additional limited partnership units in the Operating Partnership to The Irvine Company.

   One of the Company's directors is chairman of a bank which participates in the Company's line of credit. Based on the bank's percentage participation in the credit facility, the Company estimates that the amount of interest and fees paid to the bank totaled $245, $388 and $96 in 1996, 1995 and 1994, respectively.


NOTE 7 -- LAND RIGHTS AGREEMENT WITH
THE IRVINE COMPANY

The Company and The Irvine Company are parties to an exclusive land rights and non-competition agreement (the "Land Rights Agreement"). This agreement, which extends through July 31, 2020, provides the Company the exclusive right, but not the obligation, to acquire additional land sites which have been entitled for residential use and designated by The Irvine Company as ready for apartment development in accordance with the Master Plan. The determination to exercise an option with respect to a site is made solely by a majority of a committee of independent directors of the Company (the "Independent Directors Committee"), whose members are unaffiliated with The Irvine Company. In addition, The Irvine Company and its chairman, Donald Bren, have agreed to conduct their apartment community development and ownership activities on the Irvine Ranch solely through the Company.

   Under terms of the Land Rights Agreement, through July 31, 2000, the purchase price for any apartment community sites acquired may be paid with either cash, common stock or Operating Partnership units at the option of the Company. After July 31, 2000, the choice of consideration will revert to The Irvine Company. In

                       IRVINE APARTMENT COMMUNITIES, INC.


addition, the purchase price for future apartment sites encompassing the next 505 apartment units IAC develops will be set at an amount such that each project's budgeted pro forma unleveraged return on costs for the first 12 months following stabilized occupancy will be between 10.0% and 10.5%. However, in no event shall the purchase price for each such site exceed 95% of the value of such site as determined by independent appraisals.


NOTE 8 -- STOCK PLANS


EMPLOYEE STOCK OPTION PLAN: The Company has adopted long term stock incentive plans that provide for awards of non-qualified or incentive stock options, stock appreciation rights, performance awards, restricted stock, restricted stock units and stock unit awards. The plans limit the number of shares of common stock to be issued with respect to these awards to 5% of the total partnership units and common stock outstanding at the end of each year. The non-qualified stock options in the table below vest in equal installments over a three-year period and expire ten years from the grant dates.


NON-QUALIFIED STOCK OPTION TRANSACTIONS


                                                 Number      Exercise price
                                             of Options           per share
---------------------------------------------------------------------------
Granted in 1993                                 149,000              $17.50

Outstanding at December 31, 1993                149,000              $17.50

Granted                                          55,000              $17.50

Canceled                                        (15,000)             $17.50
---------------------------------------------------------------------------
Outstanding at December 31, 1994                189,000              $17.50

Granted                                         384,000    $15.88 to $16.13

Canceled                                        (74,000)   $16.13 to $17.50
---------------------------------------------------------------------------
Outstanding at December 31, 1995                499,000    $15.88 to $17.50

Granted                                          10,000              $20.00

Exercised                                       (66,667)   $16.13 to $17.50

Canceled                                        (33,333)             $16.13
---------------------------------------------------------------------------
Outstanding at December 31, 1996                409,000    $15.88 to $20.00
===========================================================================
Vested and exercisable at
   December 31, 1996                            170,667    $15.88 to $17.50
===========================================================================


In addition, restricted stock performance awards issued to certain officers of the Company vest over a five-year period provided that the Company meets certain financial targets.


PERFORMANCE AWARD TRANSACTIONS

                                         Number of Awards
---------------------------------------------------------
Granted in 1993                                   200,000

Granted in 1995                                   235,000

Canceled in 1995                                 (110,000)
---------------------------------------------------------
Outstanding at December 31, 1995                  325,000
---------------------------------------------------------

Granted in 1996                                    10,000

Awarded in 1996                                   (20,000)

Canceled in 1996                                  (82,049)
---------------------------------------------------------
Outstanding at December 31, 1996                  232,951
=========================================================
Vested at December 31, 1996                        62,951
=========================================================


The total number of shares available to be granted at December 31, 1996 under these plans was 1,323,770.

DIRECTORS' STOCK OPTION PLAN: The 1993 Stock Option Plan for Directors was established with 100,000 shares that may be granted to independent directors. Grants of fully vested options to purchase 5,000 shares of common stock at the market price on the grant date were made to each independent director immediately following the Offering. Additionally, grants of fully vested options to purchase 1,000 shares of common stock at the market price on the grant date were made to each independent director immediately following each annual shareholders' meeting beginning in 1995. These options are fully vested when granted and are exercisable for ten years from the grant dates.

DIRECTORS' OPTION TRANSACTIONS



                                       Number          Exercise Price
                                   of Options               Per Share
----------------------------------------------------------------------
Granted in 1993                        25,000                  $17.44

Granted in 1995                         5,000                  $15.63
----------------------------------------------------------------------
Outstanding at December 31, 1995       30,000        $15.63 to $17.44

Granted in 1996                         5,000                  $20.06
----------------------------------------------------------------------
Outstanding at December 31, 1996       35,000        $15.63 to $20.06
======================================================================
Available for future grant             65,000
======================================================================

EQUITY COMPENSATION PLANS: The Company applies APB Opinion 25 and related interpretations in accounting for its equity compensation plans as described above. Accordingly, no compensation cost has been recognized for its stock option plans. Compensation cost for the Company's other stock-based compensation plans has

                       IRVINE APARTMENT COMMUNITIES, INC.


been determined utilizing the fair value of the award over the service period. Had the Company applied FAS Statement 123 for stock-based compensation it would result in net income and earnings per share amounts that approximate the amounts reported. Under FAS Statement 123 the fair value for options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1995 and 1996, respectively: risk-free interest rates of 7.15% and 6.46%; dividend yields of 8.49% and 7.09%; volatility factors of the expected market price of the Company's common stock of 0.242 and 0.204; and a weighted average expected life of the options of 7 years.


NOTE 9 -- SAVINGS PLAN


Effective January 1, 1994, the Company implemented a defined contribution 401(k) benefit plan covering substantially all employees who have satisfied minimum age and service requirements. The Company matches employee contributions up to 50%, within certain limits, which is accrued by the Company as incurred. The Company also makes contributions to this plan for each participant, generally equal to 3% of the participant's base salary. The aggregate cost of these contributions by the Company was $122, $95 and $82 in 1996, 1995 and 1994, respectively.


NOTE 10 -- AGREEMENTS, COMMITMENTS AND CONTINGENCIES


MANAGEMENT AGREEMENTS: The Company has management agreements with unaffiliated property management companies to maintain and manage the operations of the properties. Management fees range from 2.5% to 3.25% of revenues depending on the size of the property (resulting in a weighted average rate of approximately 2.8% of revenues). These agreements are renewable annually and are generally cancelable on 30 days' notice. Included in operating expenses are costs incurred by the management companies on behalf of the Company.

LITIGATION: The Company is party to various legal actions which are incidental to its business. Management believes that these actions will not have a material adverse effect on the Company's consolidated financial position.

ASSESSMENT DISTRICTS: In some of the local jurisdictions within Orange County where the Predecessor developed property, assessment districts were formed by local governments to finance major infrastructure improvements. At December 31, 1996, the Company had $39.0 million of assessment district debt, of which $21.9 million was reflected in the balance sheet.

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

RENT RESTRICTIONS: As of December 31, 1996, 21% of the apartment units within the Company's portfolio were required to be set aside for residents within certain income levels and had limitations on the rent that could be charged to such tenants. The rental revenue from five of these projects includes governmental rent subsidy payments of $3,977, $4,023 and $3,932 for the years ended December 31, 1996, 1995 and 1994, respectively.

                       IRVINE APARTMENT COMMUNITIES, INC.


NOTE 11 -- QUARTERLY FINANCIAL DATA (UNAUDITED)



1996 Quarters Ended            March 31     June 30   September 30   December 31
--------------------------------------------------------------------------------
Revenues                       $ 37,089    $ 38,967     $ 40,680     $ 41,962

Expenses                         28,401      29,811       29,619       29,675

Net income                        3,947       4,158        5,043        5,598

Net income per share           $   0.23    $   0.24     $   0.27     $   0.30
================================================================================


1995 Quarters Ended            March 31     June 30   September 30  December 31
--------------------------------------------------------------------------------
Revenues                       $ 32,584    $ 33,170     $ 34,328     $ 36,086

Expenses                         28,777      27,912       27,068       27,355

Net income (loss)                 2,102        (783)       3,176        3,970

Net income (loss) per share    $   0.18    $  (0.07)    $   0.21     $   0.23
================================================================================


                         REPORT OF INDEPENDENT AUDITORS


To The Board of Directors and Shareholders
Irvine Apartment Communities, Inc.


We have audited the accompanying consolidated balance sheets of Irvine Apartment Communities, Inc. (the "Company") as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



ERNST & YOUNG LLP

Newport Beach, California
January 31, 1997

                       IRVINE APARTMENT COMMUNITIES, INC.

                   PROPERTY INFORMATION - STABILIZED PORTFOLIO


                                                                                            1996 Average Monthly
                                                                                                Rental Rates
                                                                                            --------------------
                                                                                                                              1996
                                                                                     Average                        Per    Average
                                                             Year   Number of      Unit Size                     Square   Physical
Property                                                Completed       Units   (Square Feet)    Per Unit          Foot  Occupancy
----------------------------------------------------------------------------------------------------------------------------------
PROPERTIES STABILIZED MORE THAN TWO YEARS:
IRVINE, CA

   Amherst Court                                             1991           162          724      $   976         $1.35      94.0%
   Berkeley Court                                            1986           152          828        1,032          1.25      92.5%
   Cedar Creek                                               1985           176          811          897          1.11      94.9%
   Columbia Court                                            1984            58          852          975          1.14      95.2%
   Cornell Court                                             1984           109          894        1,043          1.17      95.2%
   Cross Creek                                               1985           136          935          959          1.03      95.9%
   Dartmouth Court                                           1986           294          896        1,032          1.15      92.6%
   Deerfield                                              1975/83        192/96          849          879          1.04      94.8%
   Harvard Court                                             1986           112          826          978          1.18      94.5%
   Northwood Park                                            1985           168          944          907          0.96      95.0%
   Northwood Place                                           1986           604          954          907          0.95      95.0%
   Orchard Park                                              1982            60          971        1,009          1.04      99.9%
   Park West                                           1970/71/72   256/276/348        1,004          934          0.93      94.1%
   Parkwood                                                  1974           296          886          921          1.04      94.1%
   Rancho San Joaquin                                        1976           368          896          975          1.09      96.2%
   San Carlo                                                 1989           354        1,074        1,158          1.08      96.4%
   San Leon                                                  1987           248          951        1,006          1.06      94.3%
   San Marco                                                 1988           426          923          950          1.03      95.4%
   San Marino                                                1986           200          926          981          1.06      94.6%
   San Mateo                                                 1990           283          720          919          1.28      95.6%
   San Paulo                                                 1993           382        1,001          934          0.93      95.0%
   San Remo                                               1986/88       136/112          963          968          1.01      94.3%
   Stanford Court                                            1985           320          799          951          1.19      95.0%
   The Parklands                                             1983           121          794        1,135          1.43      99.8%
   Turtle Rock Canyon                                        1991           217        1,024        1,218          1.19      96.7%
   Turtle Rock Vista                                      1976/77       112/140        1,155        1,161          1.01      96.3%
   Windwood Glen                                             1985           196          878          916          1.04      96.5%
   Windwood Knoll                                            1983           248          906          899          0.99      95.2%
   Woodbridge Oaks                                           1983           120          976        1,072          1.10      99.9%
   Woodbridge Pines                                          1976           220          872          935          1.07      94.6%
   Woodbridge Villas                                         1982           258          867          919          1.06      94.9%
   Woodbridge Willows                                        1984           200          894          937          1.05      95.9%
-----------------------------------------------------------------------------------    -------------------------------------------
     SUBTOTAL                                                             8,156          923          972          1.05      95.1%
-----------------------------------------------------------------------------------    -------------------------------------------
NEWPORT BEACH, CA
   Bayport                                                   1971           104          867          991          1.14      97.0%
   Bayview                                                   1971            64        1,154        1,208          1.05      96.4%
   Baywood                                                1973/84        320/68        1,074        1,106          1.03      96.1%
   Mariner Square                                            1969           114        1,104        1,109          1.00      95.0%
   Newport North                                             1986           570          947        1,058          1.12      94.7%
   Promontory Point                                          1974           520        1,056        1,566          1.48      92.7%
-----------------------------------------------------------------------------------    -------------------------------------------
     SUBTOTAL                                                             1,760        1,020        1,224          1.20      94.6%
-----------------------------------------------------------------------------------    -------------------------------------------
TUSTIN, CA
   Rancho Alisal                                          1988/91        344/12          967          956          0.99      93.9%
   Rancho Maderas                                            1989           266          939        1,003          1.07      94.5%
   Rancho Mariposa                                           1992           238          856          973          1.14      94.4%
   Rancho Tierra                                             1989           252        1,031        1,052          1.02      95.3%
   Sierra Vista                                              1992           306          852        1,028          1.21      94.5%
-----------------------------------------------------------------------------------    -------------------------------------------
     SUBTOTAL                                                             1,418          930        1,000          1.08      94.5%
-----------------------------------------------------------------------------------    -------------------------------------------
TOTAL PORTFOLIO STABILIZED MORE THAN TWO YEARS                           11,334          939        1,015          1.08      95.0%
-----------------------------------------------------------------------------------    -------------------------------------------
PROPERTIES STABILIZED LESS THAN TWO YEARS:(1)
   Villa Coronado                                            1996           513          929        1,170          1.26      92.6%
   Santa Rosa                                                1996           368          895        1,110          1.24      94.8%
   Santa Clara                                               1996           378          967        1,181          1.22      95.5%
   Rancho Monterey                                           1996           436          932        1,176          1.26      95.1%
   Newport Ridge                                             1996           512          951        1,376          1.45      94.5%
-----------------------------------------------------------------------------------    -------------------------------------------
TOTAL PORTFOLIO STABILIZED LESS THAN TWO YEARS                            2,207          936        1,169          1.25      94.4%
-----------------------------------------------------------------------------------    -------------------------------------------
TOTAL STABILIZED PORTFOLIO                                               13,541          938       $1,025         $1.09      94.9%
===================================================================================================================================

1    Represents amounts from initial stabilization date.

                        IRVINE APARTMENT COMMUNITIES, INC.

                             DIRECTORS AND OFFICERS



BOARD OF DIRECTORS



Donald Bren(1)
Chairman
Irvine Apartment Communities, Inc. and The Irvine Company
[Picture]

Anthony M. Frank(2),(3)
Chairman
Acrogen, Inc.
[Picture]

John F. Grundhofer(2),(3)
Chairman, President and
Chief Executive Officer
First Bank System, Inc.
[Picture]

Bowen H. McCoy(1),(3),(4)
President
Buzz McCoy Associates, Inc.
[Picture]

William H. McFarland(1)
Executive Vice President
The Irvine Company
[Picture]

Michael D. McKee(1)
Executive Vice President
and Chief Financial Officer
The Irvine Company
[Picture]

Jack W. Peltason(2),(3)
Retired President
University of California
[Picture]

John F. Seymour(3),(4)
Chief Executive Officer
Southern California Housing
Development Corporation
[Picture]


(1) Executive Committee Member

(2) Audit Committee Member

(3) Independent Directors Committee Member

(4) Compensation Committee Member


OFFICERS


Donald Bren
President and
Chief Executive Officer

James E. Mead
Senior Vice President,
Chief Financial Officer
and Secretary

William W. Thompson
Senior Vice President,
Off-Ranch Operations

Hank Baker
Vice President, Marketing

Bruce N. Dorfman
Vice President, Development,
Off-Ranch Operations

Shawn Howie
Vice President, Corporate
Finance and Controller

Robert J. Hughes
Vice President, Construction,
Off-Ranch Operations

Richard E. Lamprecht
Vice President, Development

David A. McAllister
Vice President, Construction

Scott A. Reinert
Vice President,
Asset Management

                       IRVINE APARTMENT COMMUNITIES, INC.



                             SHAREHOLDER INFORMATION



CORPORATE HEADQUARTERS

Irvine Apartment Communities, Inc.
550 Newport Center Drive, Suite 300
Newport Beach, California 92660-7011
Telephone: (714) 720-5500
Fax: (714) 720-5550




NORTHERN CALIFORNIA OFFICE


591 Redwood Highway, Suite 5275
Mill Valley, California 94941
Telephone: (415) 381-3001
Fax: (415) 381-3046




TRANSFER AGENT


Boston EquiServe, L.P.
P.O. Box 8040
Boston, Massachusetts 02266-8040
(800) 733-5001




STOCK EXCHANGE LISTING


The Company's common stock is listed on the New York Stock and the Pacific Stock Exchanges under the ticker symbol: IAC.




ANNUAL SHAREHOLDERS' MEETING


The Company's annual shareholders' meeting will be held at the Hyatt Regency Irvine Hotel in Irvine, California, at 10:00 a.m. on Friday, April 25, 1997.




FORM 10-K


The Company's Form 10-K filed with the Securities and Exchange Commission may be obtained without charge by writing to the Investor Relations Department.




DIVIDEND REINVESTMENT AND
ADDITIONAL CASH INVESTMENT PLAN

Shareholders may automatically reinvest their dividends or make periodic cash investments in additional shares of the Company's common stock under this plan. For additional information and enrollment materials, please contact Boston EquiServe, L.P. at (800) 733-5001.



COMMON STOCK CLOSING PRICES ON THE
NEW YORK STOCK EXCHANGE


Period                                   High             Low
-------------------------------------------------------------
1996:

Fourth Quarter                        $25.000         $22.125

Third Quarter                          23.375          20.250

Second Quarter                         20.625          19.000

First Quarter                          21.000          18.750


1995:

Fourth Quarter                         19.875          16.875

Third Quarter                          18.750          17.125

Second Quarter                         17.750          15.375

First Quarter                          16.625          15.500
==============================================================




DISTRIBUTIONS



                                  Distribution Type for
                               Federal Income Tax Purposes
                               ---------------------------
                          Cash
Payable           Distribution       Taxable     Return of
Date                 Per Share        Income       Capital
----------------------------------------------------------
11/27/96                $0.365         82%             18%

8/30/96                  0.365         82%             18%

5/31/96                  0.355         82%             18%

2/29/96                  0.355         82%             18%

11/30/95                 0.355         25%             75%

8/31/95                  0.355         25%             75%

5/31/95                  0.340         25%             75%

2/28/95                  0.340         25%             75%

11/30/94                 0.340         28%             72%

8/31/94                  0.340         28%             72%

5/31/94                  0.340         28%             72%

2/28/94                  0.090         28%             72%
==========================================================