Form 10-K, Exhibit 13
period 1997-12-31
IRVINE APARTMENT COMMUNITIES INC; IRVINE APARTMENT COMMUNITIES L P
filed 1998-03-31
CIK 912084, 1038358

                                                                      EXHIBIT 13

                       IRVINE APARTMENT COMMUNITIES, INC.

                         SELECTED FINANCIAL INFORMATION(1)

---------------------------------------------------------------------------------------------------------
                                                             Years Ended December 31,
(in thousands, except percentages,
per share and property information)      1997           1996          1995           1994         1993
---------------------------------------------------------------------------------------------------------
SELECTED OPERATING INFORMATION

Total revenues                        $  186,945    $  158,698    $  136,168    $  130,236    $  124,820

Income (loss) before extraordinary
  item and minority/predecessor
  interest in  income (loss)          $   58,583    $   41,192    $   25,056    $   12,279    $     (387)

Net income                            $   26,404    $   18,746    $    8,465    $    7,273    $      115

Basic earnings per share(2)           $     1.34    $     1.06    $     0.61    $     0.62    $     0.01

Diluted earnings per share(2)         $     1.33    $     1.05    $     0.05    $     0.41    $     0.01

Cash distributions per share          $     1.48    $     1.44    $     1.39    $     1.11

Apartment units (at end of period)        15,136        13,656        12,776        11,358        11,334
----------------------------------------------------------------------------------------------------------

SELECTED STABILIZED
PROPERTY INFORMATION(3)

Total properties (at end of period)           51            48            43            43            42

Average units                             14,452        12,139        11,334        11,334        10,799

Average physical occupancy                  94.5%         94.9%         94.6%         95.6%         96.3%

Average monthly rent per unit(4)      $    1,116    $    1,025    $      996    $      981    $      963
--------------------------------------------------------------------------------------------------------

SELECTED BALANCE SHEET INFORMATION
AT DECEMBER 31,

Total assets                          $1,163,677    $  900,998    $  853,230    $  757,240    $  740,120

Total long-term debt                  $  704,063    $  553,064    $  563,286    $  540,689    $  513,943

Shareholders' equity and minority
  interest                            $  421,227    $  320,344    $  264,566    $  191,049    $  212,344
=========================================================================================================

(1) The selected financial information includes historical data of the Company and, prior to December 8, 1993, the date of the Company's initial public offering, the Company's Predecessor. See Note 1 to Consolidated Financial Statements.

(2) Differences between basic and diluted earnings per share in 1995 and 1994 are primarily due to the impact of the Company's debt extinguishment costs which were allocated to The Irvine Company in accordance with the Operating Partnership Agreement.

(3) A property is considered stabilized at the earlier of one year after completion of construction or when it achieves 95% occupancy.

(4) Average monthly rent per unit is calculated by dividing average rental revenue per unit by average economic occupancy.

                       IRVINE APARTMENT COMMUNITIES, INC.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

--------------------------------------------------------------------------------

The following discussion should be read in conjunction with the Selected Financial Information, the Consolidated Financial Statements of Irvine Apartment Communities, Inc. and the Notes thereto.

OVERVIEW

Irvine Apartment Communities, Inc. (the "Company"), a Maryland corporation, operates as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended. At December 31, 1997, the Company had a 44.4% general partnership interest in and was the sole managing general partner of Irvine Apartment Communities, L.P. (the "Operating Partnership") which began operations as of December 8, 1993, the date of the Company's initial public offering of common stock. At December 31, 1997, the limited partners had a 55.6% limited partnership interest in the Operating Partnership, with The Irvine Company and certain of its affiliates owning a 55.4% common limited partnership interest in the Operating Partnership.

   The Company is a self-administered equity REIT engaged in the operation and development of apartment communities in Orange County, California and, since January 1997, in Northern California's Silicon Valley and in northern coastal markets of San Diego County. The Company's intent is to create new market positions in California which possess rental demographics and economic growth prospects similar to those on the Irvine Ranch. As of December 31, 1997, the Operating Partnership owned and operated 59 properties containing 15,136 apartment units and had 2,112 units under construction or development. Until July 31, 2020, the Company and the Operating Partnership have the exclusive right, but not the obligation, to acquire land from The Irvine Company for development of additional apartment communities on the Irvine Ranch.

   In March 1998, the Operating Partnership and Western National Property Management announced the formation of a strategic alliance that, in April 1998, will assume all property management responsibilities for the Operating Partnership's current Southern California portfolio. The new entity, Irvine Apartment Management Company, will be owned 51% by the Operating Partnership and 49% by Western National Property Management. The Company believes that this strategic alliance will create greater efficiencies and enhance service to customers.

RESULTS OF OPERATIONS

The Company's income before extraordinary item and minority interest was $58.6 million in 1997, up from $41.2 million in 1996 and $25.1 million in 1995. The Company's financial results improved in 1997 due to the contribution of newly delivered rental units from its development program, an acquisition and an increase in rental rates within its stabilized portfolio. In 1996, financial results improved due to the contribution of newly delivered rental units from its development program, cost reductions and an increase in revenues within its stabilized portfolio achieved primarily through higher occupancy and rental rates.

                       IRVINE APARTMENT COMMUNITIES, INC.


REVENUE AND EXPENSE DATA

                                                      Years Ended December 31,
(dollars in thousands)                             1997          1996           1995
--------------------------------------------------------------------------------------
COMMUNITIES STABILIZED MORE THAN TWO YEARS
   Number of communities                                43            43            43
   Number of units at end of period                 11,334        11,334        11,334
   Operating revenues                             $140,612      $133,287      $130,082
   Property expenses                              $ 31,249      $ 29,466      $ 30,325
   Real estate taxes                              $ 10,693      $ 10,799      $ 11,256
   Property management fees                       $  4,061      $  3,851      $  3,733
   Depreciation and amortization                  $ 20,574      $ 20,757      $ 21,237

COMMUNITIES STABILIZED LESS THAN TWO YEARS (1)
   Number of communities                                 5             5             5
   Number of units at end of period                  2,207         2,207         1,442
   Operating revenues                             $ 31,950      $ 24,656      $  5,675
   Property expenses                              $  5,185      $  4,351      $  1,436
   Real estate taxes                              $  2,958      $  2,693      $    746
   Property management fees                       $    827      $    647      $    160
   Depreciation and amortization                  $  5,741      $  6,304      $  1,858

LEASE-UP AND NEWLY ACQUIRED COMMUNITIES (2)
   Number of communities                                 6             2
   Number of units at end of period                  1,595           115
   Operating revenues                             $ 13,543      $    144
   Property expenses                              $  2,936      $     42
   Real estate taxes                              $  1,362      $      4
   Property management fees                       $    298      $      4
   Depreciation and amortization                  $  2,737      $     26
========================================================================================

(1) Represents five communities that began leasing in 1995 and reached stabilized occupancy (95%) at various dates in 1996.

(2) Includes two communities (527 units) that reached stabilized occupancy (95%) at various dates in 1997, one community (923 units) acquired on June 30, 1997 and three communities in lease- up at December 31, 1997.

OPERATING REVENUES (rental and other income) increased by 17.7% to $186.1 million in 1997, up from $158.1 million in 1996. Operating revenues in 1996 had increased by 16.4% from $135.8 million in 1995. Operating revenues rose in 1997 because of higher rental rates and a larger average number of rental units in service as a result of both new development and an acquisition in June 1997. Newly delivered and acquired units and communities stabilized less than two years added $45.5 million to operating revenues in 1997 from eleven properties, compared to $24.7 million in 1996 from five properties. Operating revenues generated by communities owned and stabilized more than two years increased 5.5% in 1997, due to an improvement in the average monthly rental rate, partially offset by a decrease in average physical occupancy to 94.6% from 95.0%. The average monthly rental rate for these communities increased 6.2% to $1,078 in 1997, from $1,015 in 1996.

   Operating revenues rose in 1996 from the prior year as a result of higher occupancy and rental rates, and the contribution of five properties that achieved stabilization during 1996. These five properties added $24.7 million to operating revenues in 1996, compared to $5.7 million in 1995. For communities stabilized more than two years, operating revenues increased 2.5% in 1996, primarily due to increases in rental rates and an increase in average physical occupancy to 95.0% from 94.6% in 1995. The average monthly rental rate in these communities increased 1.9% to $1,015 in 1996, from $996 in 1995.

PROPERTY EXPENSES increased by 16.2% to $39.4 million in 1997 from $33.9 million in 1996, which had increased from $31.8 million in 1995. The 1997 increase primarily reflects the added expenses from the newly delivered and acquired rental units and communities stabilized less than two years. Property expenses for communities owned and stabilized more than two years increased by $1.7 million to $31.2 million from $29.5 million in 1996. Average monthly property expenses generated by these communities increased to $230 per unit in 1997 from $217 per unit in 1996, primarily as a result of higher insurance expenses, higher unit turnover and related expenses, and preventative maintenance scheduled in anticipation of an unseasonably wet winter. Five communities stabilized less than two years added $5.2 million to property expenses in 1997 and $4.4 million in 1996. Lease-up and newly acquired properties added $2.8 million in 1997.

   The increase in 1996 from the prior year reflects the added expenses from five properties that achieved stabilization during 1996. Property expenses for communities stabilized more than two years decreased 2.8% to $29.5 million in 1996 from $30.3 million in 1995. The Company achieved reductions in its per-unit property expenses in 1996 and earlier years through aggressive bidding of external service and purchase contracts and a series of initiatives to enhance the efficiency of customer service and property maintenance operations. In 1996, average monthly property expenses for communities stabilized more than two years decreased to $217 per unit from $223 per unit in 1995.

                       IRVINE APARTMENT COMMUNITIES, INC.


REAL ESTATE TAXES totaled $15.0 million in 1997, $13.5 million in 1996 and $12.0 million in 1995. Real estate taxes increased in 1997 and 1996 due primarily to the addition of new rental units, partially offset by a reduction in assessed values.

PROPERTY MANAGEMENT FEES increased to $5.2 million in 1997 from $4.5 million in 1996 and $3.9 million in 1995. Management fees increased in each of the last three years due to the addition of rental units and an increase in revenue from communities stabilized more than two years.

NET INTEREST EXPENSE increased to $30.4 million in 1997 from $29.5 million in 1996 and $25.9 million in 1995. The increase in 1997 was largely due to a greater level of borrowing under the credit facility, which was used to finance the acquisition in June 1997. The 1996 increase was due to new properties placed into service. The Company capitalizes interest on projects actively under development using qualifying asset balances and applicable weighted average interest rates. Capitalized interest totaled $5.7 million in 1997, $3.2 million in 1996 and $6.8 million in 1995. Total interest incurred was $36.1 million in 1997 and $32.7 million in both 1996 and 1995.

INTEREST INCOME totaled $0.8 million in 1997, $0.6 million in 1996 and $0.4 million in 1995. The changes in interest income reflect changes in the Company's average cash balances.

AMORTIZATION OF DEFERRED FINANCING COSTS decreased by 7.7% to $2.4 million in 1997 from $2.6 million in 1996, which was down from $8.5 million in 1995. The $0.2 million decrease in 1997 was due to the full amortization of certain loan costs during the year. The $5.9 million decrease in 1996 from the prior year was due to the elimination of deferred financing costs resulting from an extraordinary charge in 1995 of $23.4 million related to the refinancing of tax-exempt mortgage debt.

DEPRECIATION AND AMORTIZATION EXPENSE increased by 7.7% to $29.3 million in 1997, up from $27.2 million in 1996. These expenses had increased in 1996 by 17.7% from $23.1 million in 1995. The increases in both years reflect the completion and delivery of newly developed rental units. The 1997 amount also reflects six months of depreciation from the newly acquired community.

GENERAL AND ADMINISTRATIVE EXPENSE increased to $6.7 million in 1997, up from $6.3 million in 1996 and $5.9 million in 1995. These increases were largely the result of increased staff levels necessitated by the Company's growth.

LIQUIDITY AND CAPITAL RESOURCES

The Company believes that cash provided by operations will be adequate to meet both operating requirements and payment of distributions by the Company in accordance with REIT requirements in both the short and long term.

LIQUIDITY: The Company expects to meet its long-term liquidity requirements, such as construction costs, scheduled debt maturities and potential future property acquisitions, through the issuance or refinancing of long-term debt, borrowings from financial institutions, or the issuance of additional equity securities of the Company, partnership units by the Operating Partnership or preferred securities by the Trust. In June 1997, the Operating Partnership renewed its $250 million unsecured revolving credit facility for a three-year term. Borrowings under the credit facility currently bear interest at LIBOR plus 0.70% or prime. The interest rates under the credit facility are adjusted up or down based on the credit ratings on the Operating Partnership's senior unsecured long-term indebtedness. Availability under the credit facility was $175 million at December 31, 1997. In January 1998, outstanding borrowings under the credit facility were repaid from the proceeds of the offering by IAC Capital Trust of its 8-1/4% Series A REIT Trust Originated Preferred Securities (the "8-1/4% Series A Preferred Securities") as discussed below.

EQUITY OFFERING: In February 1997 the Company sold, in a public offering, 1.15 million shares of common stock at $27.50 per share. Concurrently, The Irvine Company, pursuant to its rights under the Operating Partnership Agreement, purchased 1.39 million additional common limited partnership units at $26.06 per unit (which is equal to the public offering price of the common stock less an amount equivalent to the underwriting discount) which are exchangeable for common stock on a one for one basis, subject to adjustment and certain limitations. The proceeds from the two transactions totaled $66 million and were used to repay all of the then outstanding indebtedness under the credit facility, and for general corporate purposes, including development of new apartment communities.

                       IRVINE APARTMENT COMMUNITIES, INC.


SHELF REGISTRATION STATEMENTS: In May 1997 the Company filed a shelf registration statement with the Securities and Exchange Commission providing for the issuance from time to time of up to $350 million of common stock, preferred stock, and warrants to purchase common stock and preferred stock. The Company plans to use the proceeds raised from any securities issued under its shelf registration statement for general corporate purposes, including the development of new apartment communities, acquisitions and the repayment of existing debt. Availability under the Company's shelf registration statement was $350 million at December 31, 1997. Concurrently, the Operating Partnership filed a shelf registration statement with the Securities and Exchange Commission providing for the issuance from time to time of up to $350 million of debt securities. The Operating Partnership plans to use the proceeds raised from any securities issued under its shelf registration statement for general corporate purposes, including the development of new apartment communities, acquisitions and the repayment of existing debt. In October 1997, the Operating Partnership issued $100 million of 7% unsecured notes due in 2007 (the "7% Notes"). Net proceeds of $97.9 million were used to repay indebtedness under the Operating Partnership's credit facility that had been incurred to finance the 1997 acquisition of The Villas of Renaissance. Availability under the Operating Partnership shelf registration statement was $250 million at December 31, 1997.

IAC CAPITAL TRUST IAC Capital Trust, a Delaware business trust (the "Trust"), was formed on October 31, 1997. The Trust is a limited purpose financing vehicle established by the Company and the Operating Partnership. The Trust exists for the sole purpose of issuing its preferred securities and investing the proceeds thereof in Preferred Limited Partner Units of the Operating Partnership. In January 1998, the Trust issued 6.0 million of 8-1/4% Series A Preferred Securities. The proceeds of $150 million were used to purchase an equivalent amount of 8-1/4 Series A Preferred Limited Partner Units in the Operating Partnership. The Operating Partnership used the $150 million of proceeds, net of costs and expenses, all of which were paid by the Operating Partnership, to repay the outstanding borrowings under the credit facility and to fund development.

DEBT: The Company's conventional and tax-exempt mortgage debt bears interest at fixed interest rates, or variable rates that have been effectively fixed through interest rate swap agreements. Interest rates on conventional mortgage debt were reduced to then-current market rates at the time of the Company's December 1993 initial public offering through interest rate buy-down agreements that are scheduled to expire at various dates prior to loan maturity that range from 2000 to 2008. The weighted average effective interest rate on the Company's debt, including the non-cash charges of amortization of deferred financing costs, was 6.40% at December 31, 1997. The Company uses interest rate swap agreements to effectively convert its floating rate tax-exempt mortgage bond financings to a fixed-rate basis, thus reducing the impact of fluctuations in interest rates on future income. The average interest rate on the tax-exempt mortgage bond financings after giving effect to the swap agreements and including all fees was 5.81% in 1997. The swap agreements terminate from 2002 to 2007.

DEBT STRUCTURE

                                                        Balance at         Weighted
                                                       December 31,         Average
(dollars in millions)                                      1997          Interest Rate
--------------------------------------------------------------------------------------
Fixed rate debt
   Conventional mortgage financings                       $132.3               7.12%
   Mortgage notes payable to
      The Irvine Company                                    50.4               5.75%
   Tax-exempt mortgage
      bond financings                                      325.6               5.28%
   Tax-exempt assessment
      district debt                                          5.4               6.27%
    Unsecured notes payable                                 99.2               7.10%
--------------------------------------------------------------------------------------
    Total fixed rate debt                                  612.9               6.02%
--------------------------------------------------------------------------------------
Variable rate debt
   Line of credit                                           75.0               6.76%
   Tax exempt assessment
        district debt                                       16.2               4.30%
--------------------------------------------------------------------------------------
        Total variable rate debt                            91.2               6.32%
--------------------------------------------------------------------------------------
        Total debt                                        $704.1               6.06%
======================================================================================

                       IRVINE APARTMENT COMMUNITIES, INC.

DEFERRED FINANCING COSTS

                                                                   Weighted
                                                   Balance at       Average
                                                  December 31,   Remaining Term
(dollars in millions)                                1997          (in years)
--------------------------------------------------------------------------------
Interest rate buy-downs on
   conventional mortgage
   financings                                         $8.2                 8.8
Loan origination costs and other                      10.9                23.5
--------------------------------------------------------------------------------
Total                                                $19.1                17.2
================================================================================

OPERATING ACTIVITIES: Cash provided by operating activities was $94.7 million, $73.0 million and $55.4 million for 1997, 1996 and 1995, respectively. Cash provided by operating activities increased in 1997 and 1996 compared to prior years primarily due to higher revenues from newly developed and acquired apartment units, as well as increases in revenues within the Company's stabilized portfolio achieved through higher rental rates.

INVESTING ACTIVITIES: Cash used in investing activities was $249.6 million, $66.6 million and $128.2 million in 1997, 1996 and 1995, respectively. Changes in the amount of cash used in investing activities in each year reflect changing levels of real estate development and an acquisition in 1997. (See Capital Expenditures.)

FINANCING ACTIVITIES: Cash provided by (used in) financing activities was $156.3 million, $(7.6) million, and $73.7 million in 1997, 1996 and 1995, respectively. The Company and the Operating Partnership received $66 million from the issuance of common stock and partnership units in 1997. These proceeds were used to pay down borrowings under the credit facility. In June 1997, $118 million was borrowed under the credit facility to fund the acquisition of The Villas of Renaissance. In October 1997, the Operating Partnership received net proceeds $97.9 million from the issuance of the 7% Notes. These proceeds were used to repay outstanding borrowings under the credit facility. Additionally, the Company paid $64.1 million in distributions in 1997 compared to $56.1 million in 1996 and $44.8 million in 1995. Among the factors affecting cash in 1996, the Company received $60.0 million from the sale of common stock and partnership units, compared to $109.3 million in 1995. These proceeds were used to repay borrowings under the credit facility. In 1995, the $8.3 million of additional proceeds were received from the refinancing of tax-exempt debt while loan origination costs of $9.2 million were incurred, and net borrowings from the credit facility totaled $15.7 million.

CAPITAL EXPENDITURES

Capital expenditures consist of capital improvements and investments in real estate assets. Capital improvements to operating real estate assets totaled $5.0 million, $4.8 million and $4.5 million in 1997, 1996 and 1995, respectively. Capital investments in real estate assets totaled $245 million, $62 million and $124 million in 1997, 1996 and 1995, respectively, and consist of capital investments in new developments, nonrecurring capital replacements, acquisitions of apartment communities outside of the Irvine Ranch and land purchases.

RECURRING CAPITAL REPLACEMENTS WITHIN ALL COMMUNITIES STABILIZED. The following table details expenditures for recurring capital replacements for all communities stabilized (13,541 units) for 1997.


                                                      Year Ended December 31, 1997
(dollars in thousands, except for unit amounts)         Total          Per unit
---------------------------------------------------------------------------------
Carpet replacements                                    $1,739            $128
Exterior painting, siding and stucco                    1,020              75
Upgrades, renovations and
   major building items                                   158              12
Appliances, water heaters
   and air conditioning                                   277              20
Roofing, concrete and pavement                          1,237              92
Equipment and other                                       610              45
---------------------------------------------------------------------------------
Total                                                  $5,041            $372
=================================================================================

                       IRVINE APARTMENT COMMUNITIES, INC.


RECURRING CAPITAL REPLACEMENTS WITHIN COMMUNITIES STABILIZED MORE THAN TWO YEARS. Expenditures for recurring capital replacements within communities stabilized more than two years totaled $4.8 million, $4.7 million and $4.5 million in 1997, 1996 and 1995, respectively. Average recurring capital replacements per unit were $428, $415 and $399 in 1997, 1996 and 1995, respectively. The Company has a policy of capitalizing expenditures related to new assets, acquisitions, the material enhancement of the value of an existing asset, or the substantial extension of an existing asset's useful life. Expenditures for recurring capital replacements in 1998 are expected to be similar to 1997 levels.

CAPITAL INVESTMENTS IN NEW DEVELOPMENT: The major cash requirements in 1998 are expected to be for the construction of new apartment communities and possible acquisitions of apartment communities. Currently, the Company has eight apartment communities under development that will require total expenditures of approximately $310.4 million, of which $165.6 million had been incurred at December 31, 1997. Funding for these developments is expected to come from the Operating Partnership's $250 million unsecured revolving credit facility (of which $175 million was available as of December 31, 1997), debt offerings of the Operating Partnership and preferred securities offerings of the Trust. In addition, the Company may issue other equity securities as discussed in the Liquidity section.

CONSTRUCTION INFORMATION

                                                                        Commencement   Estimated         Total
                                                          Commencement    of Leasing     Initial     Estimated
                                                                    Of      Activity  Stabilized         Costs
Apartment Community                    Location   Units   Construction      Activity   Occupancy   (in millions)
----------------------------------------------------------------------------------------------------------------
The Colony(1)     Newport Center, Newport Beach     245           7/96        4Q '97      1Q '99       $45.3
Santa Rosa II(1)            Westpark II, Irvine     207          12/96        4Q '97      3Q '98        27.0
Rancho Santa Fe(1)         Tustin Ranch, Tustin     316           2/97        4Q '97      1Q '99        39.0
The Hamptons                          Cupertino     342           5/97        2Q '98      2Q '99        51.9
Sonoma                        Oak Creek, Irvine     196          11/97        3Q '98      3Q '99        25.4
Brittany                      Oak Creek, Irvine     393          12/97        4Q '98      2Q '00        44.5
Stonecrest                     San Diego County     326           3/98        1Q '99      4Q '99        39.3
Avventura                      San Diego County     232           5/98        3Q '99      1Q '00        38.0
-------------------------------------------------------------------------------------------------------------
   Total                                          2,257                                               $310.4
=============================================================================================================

(1) These three properties were in lease-up at December 31, 1997, with 145 units delivered and 92 units occupied.

The timing of future commencement and completion of construction, the commencement of leasing activity and initial stabilized occupancy and estimated costs of apartment communities that are in development are only estimates. Actual results will depend on numerous factors, many of which are beyond the control of the Company. These include the extent and timing of economic growth in the Company's rental markets; future trends in the pricing of construction materials and labor; entitlement decisions by local government authorities; weather patterns; changes in interest rate levels; and other changes in capital markets. No assurance can be given that the timing or estimates set forth in the foregoing table will not vary substantially from actual results.

NONRECURRING CAPITAL REPLACEMENTS: Nonrecurring capital expenditures consist of special programs to upgrade and enhance a community to achieve higher rental rates. Expenditures for nonrecurring capital replacements totaled $3.3 million in 1997. These expenditures were made to two properties (Promontory Point and The Villas of Renaissance). Expenditures for nonrecurring capital expenditures at Promontory Point and The Villas of Renaissance are expected to be approximately $5 million in 1998.

ACQUISITION OF THOMPSON RESIDENTIAL AND THE VILLAS OF RENAISSANCE: In February 1997, the assets of Thompson Residential Company, Inc. ("TRC"), a privately held, Northern California-based multi-family development company, were acquired for $2 million, which was paid by the issuance of 74,523 common limited partnership units (exchangeable for common stock of the Company) using the average closing price of the Company's common stock for the 10 trading days preceding the acquisition's closing date. In addition, TRC may be paid up to an additional $2 million in cash or common limited partnership units if an apartment community (the Hamptons) achieves certain performance targets. The three senior real estate executives at TRC also joined the Company with primary responsibility for the Company's California operations outside of the Irvine Ranch. In June 1997, the Operating Partnership acquired The Villas of Renaissance, a 923-unit apartment community located in La Jolla, California for $127 million.

YEAR 2000

Management has examined the Year 2000 issues and believes that they will not have a material effect on the business, results of operations or financial condition of the Company.

                       IRVINE APARTMENT COMMUNITIES, INC.


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

FUNDS FROM OPERATIONS

The Company generally considers funds from operations ("FFO") a useful measure of performance for an equity REIT. The Company computes FFO in accordance with standards established by the National Association of Real Estate Investment Trusts ("NAREIT"). FFO is defined as net income (computed in accordance with generally accepted accounting principles), excluding gains or losses from debt restructuring and sales of property, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. Other REITs may not use this definition of FFO. FFO should be considered in conjunction with net income as presented in the Company's Consolidated Financial Statements and Notes thereto. FFO should not be considered an alternative to net income as an indication of the Company's performance and is not indicative of cash available to fund all cash flow needs. FFO does not represent cash flows from operating, investing, or financing activities as defined by generally accepted accounting principles.

CALCULATION OF FFO


                                                        Years Ended December 31,
(in thousands, unaudited)                              1997        1996        1995
-------------------------------------------------------------------------------------
Net income                                            $26,404     $18,746   $  8,465
Add:
   Depreciation and amortization                       29,052      27,087     23,095
   Extraordinary item - debt
     extinguishment                                                           23,427
   Minority interest in income (loss)                  32,179      22,446     (6,836)
-------------------------------------------------------------------------------------
Funds from operations                                 $87,635     $68,279   $ 48,151
=====================================================================================

                       IRVINE APARTMENT COMMUNITIES, INC.

                           CONSOLIDATED BALANCE SHEETS

  -------------------------------------------------------------------------------
                                                             December 31,
  (in thousands, except per share amounts)                1997           1996
  -------------------------------------------------------------------------------
  ASSETS

  Real estate assets, at cost

     Land                                              $  208,687     $  176,070

     Buildings and improvements                         1,015,696        849,924
  -------------------------------------------------------------------------------
                                                        1,224,383      1,025,994
     Accumulated depreciation                            (248,245)      (219,193)
  -------------------------------------------------------------------------------
                                                          976,138        806,801

     Under development, including land                    148,424         58,241
  -------------------------------------------------------------------------------
                                                        1,124,562        865,042

  Cash and cash equivalents                                 4,624          3,205

  Restricted cash                                           1,464          1,376

  Deferred financing costs, net of accumulated
     amortization, of $10,659 in 1997 and
     $8,290 in 1996                                        19,079         20,187

  Other assets                                             13,948         11,188
  -------------------------------------------------------------------------------
                                                       $1,163,677     $  900,998
  ===============================================================================
  LIABILITIES

  Mortgages and notes payable

     Tax-exempt mortgage bond financings                 $325,644       $329,248

     Conventional mortgage financings                     132,256        134,761

     Mortgage notes payable to The Irvine Company          50,397         51,227

     Tax-exempt assessment district debt                   21,544         21,828

     Line of credit                                        75,000         16,000

     Unsecured notes payable                               99,222
  -------------------------------------------------------------------------------
                                                          704,063        553,064

  Accounts payable and accrued liabilities                 30,689         21,496

  Security deposits                                         7,698          6,094
  -------------------------------------------------------------------------------
                                                          742,450        580,654

  MINORITY INTEREST                                       210,307        140,327

  SHAREHOLDERS' EQUITY
  Preferred stock, par value $1.00 per share;
     10,000 shares authorized;
     no shares issued or outstanding

  Common stock, par value $0.01 per share;
     150,000 shares authorized; 19,901 shares
     and 18,556 shares issued and outstanding,
     respectively                                             199            186

  Excess stock, par value $0.01 per share;
     160,000 shares authorized;
     no shares issued or outstanding

  Additional paid-in capital                              235,487        202,116

  Accumulated deficit                                     (24,766)       (22,285)
  -------------------------------------------------------------------------------
                                                          210,920        180,017
  -------------------------------------------------------------------------------
                                                       $1,163,677       $900,998
  ===============================================================================

  See accompanying notes.

                       IRVINE APARTMENT COMMUNITIES, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

  ----------------------------------------------------------------------------------------------------------
                                                                               Years Ended December 31,
  (in thousands, except per share amounts)                                  1997         1996          1995
  ----------------------------------------------------------------------------------------------------------
  REVENUES

  Rental income                                                         $181,902     $154,925      $133,678

  Other income                                                             4,203        3,162         2,079

  Interest income                                                            840          611           411
  ----------------------------------------------------------------------------------------------------------
                                                                         186,945      158,698       136,168
  ----------------------------------------------------------------------------------------------------------

  EXPENSES

  Property expenses                                                       39,370       33,859        31,761

  Real estate taxes                                                       15,013       13,496        12,002

  Property management fees                                                 5,186        4,502         3,893

  Interest expense, net                                                   30,368       29,506        25,894

  Amortization of deferred financing costs                                 2,369        2,627         8,510

  Depreciation and amortization                                           29,309       27,239        23,143

  General and administrative                                               6,747        6,277         5,909
  ----------------------------------------------------------------------------------------------------------
                                                                         128,362      117,506       111,112
  ----------------------------------------------------------------------------------------------------------
  Income before extraordinary item and minority interest in               58,583       41,192        25,056
  income (loss)

  Extraordinary item - charge related to debt extinguishment                                        (23,427)
  ----------------------------------------------------------------------------------------------------------

  Income before minority interest in income (loss)                        58,583       41,192         1,629

  Minority interest in income (loss)                                      32,179       22,446        (6,836)
  ===========================================================================================================

  NET INCOME                                                             $26,404      $18,746        $8,465
  ===========================================================================================================

  EARNINGS PER SHARE:

  Basic                                                                  $  1.34      $  1.06        $ 0.61

  Diluted                                                                $  1.33      $  1.05        $ 0.05
  ===========================================================================================================

  See accompanying notes.

                       IRVINE APARTMENT COMMUNITIES, INC.

                       CONSOLIDATED STATEMENTS OF CHANGES
                             IN SHAREHOLDERS' EQUITY

--------------------------------------------------------------------------------------------------------
                                                                          Years Ended December 31,
  (in thousands, except per share amounts)                            1997          1996          1995
--------------------------------------------------------------------------------------------------------
COMMON STOCK, PAR VALUE OF $0.01 PER SHARE

Balance at beginning of year                                       $     186     $     170     $     118

   Net proceeds from common stock offerings                               12            15            52

   Proceeds from stock options exercised                                   1             1
--------------------------------------------------------------------------------------------------------
Balance at end of year                                             $     199     $     186     $     170
========================================================================================================

ADDITIONAL PAID-IN CAPITAL

Balance at beginning of year                                       $ 202,116     $ 170,747     $  87,345

   Net proceeds from common stock offerings                           29,588        29,810        83,402

   Proceeds from stock options exercised                               2,406         1,143

   Stock awards issued                                                   242           200

   Net proceeds from dividend reinvestment and additional cash
     investment plan                                                   1,135           216
--------------------------------------------------------------------------------------------------------
Balance at end of year                                             $ 235,487     $ 202,116     $ 170,747
========================================================================================================

ACCUMULATED DEFICIT

Balance at beginning of year                                       $ (22,285)    $ (15,484)    $  (5,710)

   Net income                                                         26,404        18,746         8,465

   Distributions to shareholders                                     (28,885)      (25,547)      (18,239)
--------------------------------------------------------------------------------------------------------
Balance at end of year                                             $ (24,766)    $ (22,285)    $ (15,484)
========================================================================================================
TOTAL SHAREHOLDERS' EQUITY                                         $ 210,920     $ 180,017     $ 155,433
========================================================================================================


SHARES OF COMMON STOCK OUTSTANDING

Balance at beginning of year                                          18,556        16,975        11,800

   Additional shares issued under common stock offerings               1,150         1,491         5,175

   Stock options exercised                                               146            67

   Stock awards issued                                                     9            10

   Additional shares issued under the dividend reinvestment and
     additional cash investment plan                                      40            13
--------------------------------------------------------------------------------------------------------
Balance at end of year                                                19,901        18,556        16,975
========================================================================================================

See accompanying notes

                       IRVINE APARTMENT COMMUNITIES, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

---------------------------------------------------------------------------------------------------------
                                                                         Years Ended December 1,
(in thousands)                                                      1997          1996          1995
---------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                       $  26,404     $  18,746     $   8,465
Adjustments to reconcile net income to net cash provided by
operating activities:
   Extraordinary item - charge related to debt extinguishment                                   23,427
   Amortization of deferred financing costs                          2,369         2,627         8,510
   Depreciation and amortization                                    29,309        27,239        23,143
   Minority interest in income (loss)                               32,179        22,446        (6,836)
   Increase (decrease) in cash attributable to changes in
     assets and liabilities:
      Restricted cash                                                  (88)         (195)         (150)
      Other assets                                                  (3,042)         (104)       (4,882)
      Accounts payable and accrued liabilities                       5,972         1,308         3,147
      Security deposits                                              1,604           970           579
------------------------------------------------------------------------------------------------------
Net Cash Provided by Operating Activities                           94,707        73,037        55,403
------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Capital improvements to operating real estate assets                (5,041)       (4,766)       (4,520)
Capital investments in real estate assets                         (244,517)      (61,850)     (123,698)
------------------------------------------------------------------------------------------------------
Net Cash Used in Investing Activities                             (249,558)      (66,616)     (128,218)
------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings under lines of credit                                   202,000        78,900       143,344
Payments on lines of credit                                       (143,000)      (84,900)     (127,600)
Proceeds from tax-exempt mortgage bond financings
   and notes payable                                                                           334,190
Payments on tax-exempt mortgage bond financings                                               (325,845)
Principal payments                                                  (7,224)       (7,101)       (5,676)
Additions to deferred financing costs                               (1,261)                     (9,237)
Net proceeds from dividend reinvestment and additional
   cash investment plan                                              1,926           650
Proceeds from stock options exercised                                2,407         1,144
Net proceeds from common stock offerings                            29,969        29,825        83,454
Proceeds from issuance of unsecured notes payable                   99,208
Contributions from The Irvine Company and certain
    of its affiliates                                               36,333        30,000        25,875
Distributions to The Irvine Company and certain
    of its affiliates                                              (35,093)      (30,579)      (26,527)
Distributions to other limited partners                               (110)
Distributions to shareholders                                      (28,885)      (25,547)      (18,239)
------------------------------------------------------------------------------------------------------
Net Cash Provided by (Used in) Financing Activities                156,270        (7,608)       73,739
------------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                 1,419        (1,187)          924
Cash and Cash Equivalents at Beginning of Year                       3,205         4,392         3,468
------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                         $   4,624     $   3,205     $   4,392
======================================================================================================
Supplemental Disclosure of Cash Flow Information
   Interest paid, net of amounts capitalized                     $  28,309     $  29,644     $  25,165
   Tax-exempt assessment district debt assumed                                 $   2,771     $   4,184
======================================================================================================

See accompanying notes

                       IRVINE APARTMENT COMMUNITIES, INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (dollars in thousands, except per share amounts)

-------------------------------------------------------------------------------

NOTE 1-- ORGANIZATION AND BASIS OF PRESENTATION

Irvine Apartment Communities, Inc., a Maryland corporation (the "Company"), operates as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended. In connection with the Company's initial public offering of common stock (the "Offering"), the Company obtained a general partnership interest in and became the sole managing general partner of Irvine Apartment Communities, L.P., a Delaware limited partnership (the "Operating Partnership"). The Operating Partnership was formed on November 15, 1993 and began operations as of December 8, 1993, the date of the offering. In connection with the Offering, The Irvine Company transferred 42 apartment communities and a 99% interest in a limited partnership which owns one apartment community to the Operating Partnership. At December 31, 1997, the Company had a 44.4% general partnership interest in and was the sole managing general partner of the Operating Partnership. At December 31, 1997, the limited partners had a 55.6% limited partnership interest in the Operating Partnership, with The Irvine Company and certain of its affiliates owning a 55.4% limited partnership interest in the Operating Partnership. In February 1997, the Operating Partnership acquired the assets of Thompson Residential Company, Inc. The purchase price was paid by the issuance of 74,523 limited partnership units in the Operating Partnership. At December 31, 1997, Thompson Residential Company, Inc. had a 0.2% limited partnership interest in the Operating Partnership. The Operating Partnership's management and operating decisions are under the unilateral control of the Company. The Company was incorporated in Delaware on September 10, 1993. In May 1996, the Company changed its state of incorporation from Delaware to Maryland.

   The Company is a self-administered equity REIT engaged in the operation and development (through the Operating Partnership) of apartment communities in Orange County, California and, beginning in 1997, other locations in California. As of December 31, 1997, the Operating Partnership owned 59 apartment communities representing 15,136 apartment units and had 2,112 units under construction or development (collectively, the "Properties"). The Operating Partnership broke ground on its first apartment community outside of Orange County, located in Northern California's Silicon Valley, in May 1997. In June 1997, the Operating Partnership acquired a 923-unit apartment community in the La Jolla region of San Diego County. The Company utilizes independent third party property management and construction management firms. Until July 31, 2020, the Company and the Operating Partnership have the exclusive right, but not the obligation, to acquire land from The Irvine Company for development of additional apartment communities on the Irvine Ranch.

   IAC Capital Trust, a Delaware business trust (the "Trust"), was formed on October 31, 1997. The Trust is a limited purpose financing vehicle established by the Company and the Operating Partnership. The Trust exists for the sole purpose of issuing preferred securities and investing the proceeds thereof in Preferred Limited Partner Units of the Operating Partnership.

   The financial statements include the accounts of the Company and its financially controlled subsidiary, the Operating Partnership. All intercompany accounts and transactions have been eliminated in consolidation.

   The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of December 31, 1997 and 1996, and the revenues and expenses for the three years ended December 31, 1997. Actual results could differ from those estimates.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REAL ESTATE ASSETS AND DEPRECIATION: Real estate assets, which are held as long-term investments, are stated at cost less accumulated depreciation. Impairment losses on long-lived assets used in operations are recorded when events and circumstances indicate that the assets are impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts. As of December 31, 1997, no impairment losses have been recorded. Land and infrastructure costs are allocated to properties based on relative fair value. Costs related to the development and construction of properties are capitalized as incurred. Interest and property taxes are capitalized to apartment communities which are under active development. When a building within a community under construction is completed and held available for occupancy, the related costs are expensed.

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

                       IRVINE APARTMENT COMMUNITIES, INC.


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

REVENUE RECOGNITION: The Company leases apartment units to a diverse resident base for terms of one year or less. Credit investigations are performed for all prospective residents and security deposits are also obtained. Resident receivables are evaluated for collectability each month. Rental revenue is recognized on an accrual basis as it is earned over the life of the lease. Interest income is recorded as earned.

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

PER SHARE DATA: All earnings per share amounts for all periods reflect basic and diluted earnings per share and have been restated from the previous standard of primary and fully diluted earnings per share. See Note 10 for additional information regarding basic and diluted earnings per share.

RECLASSIFICATIONS: Certain amounts in the 1996 and 1995 financial statements have been reclassified to conform with financial statement presentations in 1997.

NOTE 3 -- MORTGAGES AND NOTES PAYABLE

TAX-EXEMPT MORTGAGE BOND FINANCINGS: In May 1995, the Company refinanced all $324,816 of its outstanding tax-exempt mortgage debt. As a result of a new 30-year refunding agreement, which is backed by credit and liquidity support from the Federal National Mortgage Association ("Fannie Mae"), the Company obtained tax-exempt mortgage bond financings of $334,190 maturing in June 2025. Standard & Poor's Rating Group assigned ratings of AAA/A-1+ to the bonds based on the collateral agreement with Fannie Mae. In connection with the refinancing transaction, the Company recorded an extraordinary charge of $23,427 to write off deferred financing costs related to the debt that was refinanced.

   The tax-exempt financings represent loans payable that are collateralized by twenty-three properties with a net book value of $273,723 as of December 31, 1997. Monthly principal and interest payments are made to a trustee, which in turn pays the bondholders when interest is due. The bonds are remarketed periodically and bear interest at short-term floating rates. The floating rates have been fixed through interest rate swap agreements. (See Interest Rate Swap Agreements.) Principal payments are amortized over a 30-year period and are held in a principal payment fund. The tax-exempt mortgage bond financings, before giving effect to the swap agreements, had an average floating interest rate inclusive of fees of 4.85% in December 1997.

CONVENTIONAL MORTGAGE FINANCINGS: Conventional mortgages are collateralized by apartment communities having a net book value of $146,025 as of December 31, 1997. The mortgages are generally due in monthly installments and mature at various dates through 2018. Prior to the Offering, interest rates were fixed at rates which ranged from 7.75% to 9.63%, with a weighted average rate of 8.69%. In connection with the Offering, the interest rates were adjusted to market rates for specified periods of time and currently range from 6.31% to 8.30%. As of December 31, 1997, the weighted average interest rate was 7.12%. Including the amortization of deferred financing costs the all-in interest rate was 8.41%. The interest reduction periods expire prior to or at the loan maturity dates and range from 2000 to 2008.

                       IRVINE APARTMENT COMMUNITIES, INC.


MORTGAGE NOTES PAYABLE TO THE IRVINE COMPANY: Two of the Company's apartment communities are financed by mortgage notes payable to The Irvine Company. These mortgage notes totaled $50,397 and $51,227 at December 31, 1997 and 1996, respectively. The mortgage notes are collateralized by all-inclusive trust deeds on each of the apartment communities financed. They bore fixed interest rates of 5.75% at December 31, 1997, are fully amortizing and mature in 2015 and 2024. Interest incurred on the mortgage notes payable to The Irvine Company totaled $2,920, $2,966 and $3,010 for the years ended December 31, 1997, 1996 and 1995, respectively. The mortgage notes payable to The Irvine Company "wrap around" secured first trust deed notes payable to third party financial institutions. The secured first trust deed notes totaled $50,651 and $51,363 as of December 31, 1997 and 1996, respectively.

TAX-EXEMPT ASSESSMENT DISTRICT DEBT: In conjunction with the purchase of land, the Company assumed $2,771 in 1996 and $4,184 in 1995 in tax-exempt assessment district debt which represents debt issued by municipal government authorities to finance the construction of infrastructure and improvements. The debt obligations are repaid by the Company through assessments.

LINE OF CREDIT: In June 1997, the Operating Partnership renewed its $250 million unsecured revolving credit facility. The credit facility has a term of three years and currently bears interest at LIBOR plus 0.70% or prime. The interest rates under the credit facility are adjusted up or down based on credit ratings on the Operating Partnership's senior unsecured long-term indebtedness. Under the credit facility, the Operating Partnership is able to borrow funds from the participating banks through a competitive bid process to obtain a lower interest rate. At December 31, 1997, there were no outstanding borrowings under the credit facility priced on a competitive bid basis. Borrowings under the credit facility, which are guaranteed by the Company, are available to finance the Operating Partnership's ongoing rental property development, possible acquisitions and for general working capital needs. The Company and the Operating Partnership must comply with certain affirmative and negative covenants, including limitations on distributions, and the maintenance of certain net worth, cash flow and financial ratios. At December 31, 1997, the Company and the Operating Partnership were in compliance with all of these covenants. As of December 31, 1997, $75 million was outstanding and $175 million was available under the credit facility. In January 1998, the outstanding borrowings under the credit facility were repaid with the proceeds of the preferred securities offering of the Trust as discussed in Note 14.

UNSECURED NOTES PAYABLE: In October 1997, the Operating Partnership issued $100 million aggregate principal amount of 7% senior unsecured notes (the "Notes") pursuant to its shelf registration statement. The Notes are due on October 1, 2007. Net proceeds from the offering of $97.9 million were used to repay indebtedness under the Operating Partnership's credit facility, which had been used to finance The Villas of Renaissance acquisition. The Operating Partnership was in compliance with all covenant requirements at December 31, 1997.

INTEREST RATE SWAP AGREEMENTS: The Company uses interest rate swap agreements to effectively convert its floating rate tax-exempt mortgage bond financings to a fixed-rate basis, thus reducing the impact on future income of fluctuations in interest rates. At December 31, 1997, the Company had interest rate swap agreements on notional amounts totaling $325,644 under which the Company pays fixed rates of interest and receives floating rates of interest based on a municipal bond index that is reset weekly. The swap agreements terminate from 2002 to 2007. The swap counterparties are all financial institutions rated AAA by Standard & Poor's. The differences to be paid or received are accrued and included in interest expense as a yield adjustment and the related amount payable or receivable from counterparties is included in accrued liabilities or other assets. Additionally, the Company restructured several interest rate swaps related to the retired tax-exempt bonds in May 1995. These transactions reduce the interest expense on tax-exempt mortgage bond financings by approximately 30 basis points per year through 2001. At December 31, 1997, the average fixed interest rate paid to the counterparties was 5.09% and the average variable interest rate received was 3.85%. This resulted in a net interest payable of $317 which was settled in January 1998. Based on prevailing interest rates at December 31, 1997, the interest rate swap agreements have a fair value of negative $10.4 million.

CAPITALIZED INTEREST: The Company capitalizes interest on projects actively under development using qualifying asset balances and applicable weighted average interest rates. The average qualifying asset balance for projects under development was approximately $76.6 million, $40.0 million and $82.9 million for the years ended December 31, 1997, 1996 and 1995, respectively. Interest capitalized was $5,704, $3,151 and $6,779 in 1997, 1996 and 1995, respectively. Interest incurred totaled $36,072, $32,657 and $32,673 for the years ended December 31, 1997, 1996 and 1995, respectively.

OTHER MATTERS: Mortgages and notes payable totaling $527,683 are subject to prepayment penalties.

                       IRVINE APARTMENT COMMUNITIES, INC.


MORTGAGES AND NOTES PAYABLE AT DECEMBER 31, 1997
(dollars in thousands)

-------------------------------------------------------------------------------------------------------------
                                                                    Expiration of
                                           Outstanding   Effective  Interest Rate   Interest Rate
                                             Principal    Interest      Reduction           After    Maturity
Type of Debt                                   Balance        Rate         Period         Step-Up        Date
-------------------------------------------------------------------------------------------------------------
Tax-exempt mortgage bond financings           $325,644       5.28%            n/a             n/a        6/25
-------------------------------------------------------------------------------------------------------------
Conventional mortgage financings:
   Bayport                                       4,787       6.91%           7/08            9.25%        7/18
   Bayview                                       3,456       6.91%           7/08            9.25%        7/18
   Baywood                                      20,651       6.91%           7/08            9.25%        7/18
   Deerfield Phase I                             7,343       6.57%           7/02            8.90%        7/08
   Mariner Square                                5,542       6.32%           9/00            8.50%        8/08
   The Parklands                                 6,102       6.15%            n/a              n/a        4/04
   Parkwood                                     12,428       6.31%           8/00            8.50%        7/08
   Promontory Point                             35,682       8.30%            n/a              n/a        8/00
   Rancho Mariposa                              12,597       7.75%            n/a              n/a        6/03
   San Paulo                                     1,458       4.00%            n/a              n/a        1/13
   San Paulo                                       700       3.00%            n/a              n/a        1/08
   Turtle Rock Vista                            13,178       6.31%           8/00            8.50%        7/08
   Woodbridge Pines                              8,332       6.91%           9/08            9.25%        8/18
--------------------------------------------------------------------------------------------------------------
                                               132,256       7.12%                                        7/08
--------------------------------------------------------------------------------------------------------------
Mortgage notes payable to The Irvine
Company:
   Park West                                    33,631       5.75%            n/a              n/a        7/24
   Rancho San Joaquin                           16,766       5.75%            n/a              n/a        1/15
--------------------------------------------------------------------------------------------------------------
                                                50,397       5.75%                                        5/21
--------------------------------------------------------------------------------------------------------------
Tax-exempt assessment district debt:
   Fixed rate                                    5,390       6.27%            n/a              n/a        8/18
   Variable rate                                16,154       4.30%            n/a              n/a        6/17
--------------------------------------------------------------------------------------------------------------
                                                21,544       4.79%                                        5/18
--------------------------------------------------------------------------------------------------------------
Line of credit                                  75,000       6.76%            n/a              n/a        6/00
--------------------------------------------------------------------------------------------------------------
Unsecured notes payable                         99,222       7.10%                                       10/07
--------------------------------------------------------------------------------------------------------------
Total/weighted average                        $704,063       6.06%                                        7/16
==============================================================================================================


SCHEDULED PRINCIPAL AMORTIZATION: MORTGAGES AND NOTES PAYABLE
AT DECEMBER 31, 1997
(dollars in thousands)

-------------------------------------------------------------------------------------------------------------------------
                  Tax-Exempt                      Mortgage    Tax-Exempt
                    Mortgage Conventional    Notes Payable    Assessment                Unsecured              Percentage
                        Bond     Mortgage    to The Irvine      District     Line of        Notes                      Of
Year of Maturity  Financings   Financings          Company          Debt      Credit      Payable    Totals    Total Debt
-------------------------------------------------------------------------------------------------------------------------
1998               $   3,876  $     2,717         $    879      $    303                             $7,775          1.1%
1999                   4,165        2,958              931           326                              8,380          1.2%
2000                   4,478       36,754              986           522     $75,000                117,740         16.7%
2001                   4,813        2,773            1,044           583                              9,213          1.3%
2002                   5,174        3,000            1,106           642                              9,922          1.4%
Thereafter           303,138       84,054           45,451        19,168                  $99,222   551,033         78.3%
-------------------------------------------------------------------------------------------------------------------------

Total               $325,644     $132,256          $50,397       $21,544     $75,000      $99,222  $704,063        100.0%
-------------------------------------------------------------------------------------------------------------------------

Number of Loans           25           11                2             6           1            1        46
=========================================================================================================================

                       IRVINE APARTMENT COMMUNITIES, INC.


NOTE 4 -- FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts reported in the balance sheet for financial instruments approximate their fair value except as discussed below. The fair values of the conventional mortgage financings and the mortgage notes payable to The Irvine Company are estimated using discounted cash flow analyses and the Company's current estimated borrowing rates for similar types of borrowing arrangements. The interest rate used in the fair value calculation ranges from 6.9% to 7.1% based on the terms of the loan. As of December 31, 1997, the fair values of the conventional mortgage financings and the mortgage notes payable to The Irvine Company were $137,044 and $44,557, respectively. See Note 3 for a discussion of the fair value of the interest rate swap agreements.

NOTE 5 -- EQUITY

In August 1995, the Company sold 5.175 million shares of common stock at $17.25 per share. Concurrently, The Irvine Company, pursuant to its rights under the Operating Partnership Agreement, purchased 1.5 million limited partnership units at $17.25 per unit. Such units are exchangeable for common stock on a one for one basis, subject to adjustment and certain limitations. The net proceeds from the two transactions totaled $109,329. Proceeds of $80,100 were used to repay amounts outstanding under the Company's construction and revolving lines of credit. The balance of $29,229 was used to fund new construction.

   In July 1996, the Company completed the sale of 1.49 million shares of common stock at $20.125 per share. The proceeds from this offering of $30.0 million together with proceeds from the sale of newly issued limited partnership units to The Irvine Company totaled $60.0 million. Proceeds were used to repay $43 million of debt outstanding under the revolving credit facility. The remaining proceeds were used to fund ongoing development programs and for general corporate purposes.

   In February 1997, the Company sold 1.15 million shares of common stock at $27.50 per share. Concurrently, The Irvine Company, pursuant to its rights under the Operating Partnership Agreement, purchased 1.39 million additional limited partnership units at $26.06 per unit (which is equal to the public offering price of the common stock less an amount equivalent to the underwriting discount) which are exchangeable for common stock on a one for one basis, subject to adjustment and certain limitations. The proceeds from the two transactions totaled $66 million and were used to repay all indebtedness outstanding under the credit facility and for general corporate purposes, including ongoing development activities on and off the Irvine Ranch.

   In May 1997, the Company filed a shelf registration statement with the Securities and Exchange Commission providing for the issuance from time to time of up to $350 million of common stock, preferred stock, and warrants to purchase common stock and preferred stock. This registration statement replaced the Company's previous registration statement. The Company plans to use the proceeds raised from any securities issued under its shelf registration statement for general corporate purposes, including the development of new apartment communities, acquisitions and the repayment of existing debt. Availability under the Company's shelf registration statement was $350 million at December 31, 1997. Concurrently, the Operating Partnership filed a shelf registration statement with the Securities and Exchange Commission providing for the issuance from time to time of up to $350 million of debt securities. The Operating Partnership plans to use the proceeds raised from any securities issued under its shelf registration statement for general corporate purposes, including the development of new apartment communities, acquisitions and the repayment of existing debt. Availability under the Operating Partnership's shelf registration statement was $250 million at December 31, 1997.

                       IRVINE APARTMENT COMMUNITIES, INC.


RECONCILIATION OF OPERATING PARTNERSHIP UNITS OUTSTANDING

(in thousands, except percentages)             Year Ended December 31, 1997              Year Ended December 31, 1996
---------------------------------------------------------------------------------------------------------------------------
                                                   The Irvine                                          The Irvine
                                       Company        Company        Other      Total       Company       Company     Total
---------------------------------------------------------------------------------------------------------------------------
Balance at beginning of period          18,556         22,292                  40,848        16,975        20,397    37,372
Stock options exercised and awards
  issued                                   156                                    156            77                      77
Dividend reinvestment plan and
   additional cash investment plan          39             27                      66            13            16        29
Common stock offerings and related
  cash contributions from The Irvine
  Company                                1,150          1,394                   2,544         1,491         1,491     2,982
Acquisition of Thompson Residential
  assets                                                                75         75
Contributions of property by
  The Irvine Company and certain of
  its affiliates                                        1,131                   1,131                         388       388
---------------------------------------------------------------------------------------------------------------------------
Balance at end of period                19,901         24,844           75     44,820        18,556        22,292    40,848
---------------------------------------------------------------------------------------------------------------------------
Ownership interest at end of period       44.4%          55.4%         0.2%       100%         45.4%         54.6%      100%
===========================================================================================================================

The following tables represent a reconciliation of the minority interest balances and the computation of the minority interest in income (loss).

RECONCILIATION OF MINORITY INTEREST


                                                                                        For the Year Ended
                                                                                            December 31,
(dollars in thousands)                                                                   1997        1996
-----------------------------------------------------------------------------------------------------------
Balance at beginning of period                                                        $140,327     $109,133
Minority interest in income                                                             32,179       22,446
Distributions                                                                          (35,203)     (30,579)
Cash contributions                                                                      36,333       30,000
Contributions of property by The Irvine Company and certain of its affiliates           33,905        8,973
Acquisition of Thompson Residential assets                                               2,000
Contributions under dividend reinvestment plan
   and additional cash investment plan                                                     766          354
-----------------------------------------------------------------------------------------------------------
Balance at end of period                                                              $210,307     $140,327
===========================================================================================================

COMPUTATION OF MINORITY INTEREST IN INCOME (LOSS)


                                                                          For the Year Ended December 31,
(dollars in thousands)                                                   1997          1996           1995
----------------------------------------------------------------------------------------------------------
Income before minority interest                                       $58,583       $41,192         $1,629
Specific allocations to
   The Irvine Company                                                                               17,741
----------------------------------------------------------------------------------------------------------
Income before specific allocations                                     58,583        41,192         19,370
Income allocated to the Company
   based on its ownership interest                                    (26,404)      (18,746)        (8,465)
----------------------------------------------------------------------------------------------------------
Income allocated to
   The Irvine Company and certain of its affiliates based on
   their ownership interest                                            32,088        22,446         10,905
Income allocated to TRC based on its ownership interest                    91
Specific allocations to
   The Irvine Company                                                                               (17,741)
-----------------------------------------------------------------------------------------------------------

Minority interest in income (loss)                                    $32,179       $22,446         $(6,836)
===========================================================================================================

   Prior to December 31, 1995, the Company incurred debt extinguishment costs and swap amortization costs that were allocated 100% to The Irvine Company in accordance with the Operating Partnership Agreement. As of December 31, 1995, all such allocations have been completed.

                       IRVINE APARTMENT COMMUNITIES, INC.


NOTE 6 -- ACQUISITION OF THOMPSON RESIDENTIAL ASSETS

In February 1997, the assets of Thompson Residential Company, Inc. ("TRC"), a privately held, Northern California-based multi-family development company were acquired for $2 million which was paid by the issuance of 74,523 limited partnership units (exchangeable for common stock of the Company), using the average closing price of the Company's common stock for the ten trading days preceding the acquisition's closing date. In addition, TRC may be paid up to an additional $2 million in cash or limited partnership units if an apartment community (The Hamptons) achieves certain performance targets.

NOTE 7 -- ACQUISITION OF THE VILLAS OF RENAISSANCE

In June 1997, the Operating Partnership acquired a 923-unit apartment community (The Villas of Renaissance) located in the La Jolla region of north San Diego County from an unrelated third party for $127 million. The purchase price was funded by $118 million of borrowings under the Operating Partnership's $250 million unsecured revolving credit facility and $9 million from cash on hand.

NOTE 8 -- LAND RIGHTS AGREEMENT WITH THE IRVINE COMPANY

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

NOTE 9 -- CERTAIN TRANSACTIONS WITH RELATED PARTIES

Included in general and administrative expenses are charges from The Irvine Company pursuant to an administrative service agreement covering services for risk management, income taxes, human resources and other services of $132 for the year ended December 31, 1997. The amounts for the corresponding periods in 1996 and 1995 were $108 and $106, respectively. The Irvine Company and the Company jointly purchase employee health care insurance and property and casualty insurance. In addition, the Company incurred rent totaling $384, $349 and $270 for the years ended December 31, 1997, 1996 and 1995, respectively, related to leases with The Irvine Company that expire in 1998. For the years ended December 31, 1997 and 1996, The Irvine Company contributed $766 and $354, respectively, or the maximum allowable in connection with stock issuances under the dividend reinvestment and additional cash investment plan.

   In March 1995, the Company acquired a 512-unit development site known as Newport Ridge for $9,542 from The Irvine Company, pursuant to the Land Rights Agreement between the Company and The Irvine Company. The Company's board committee of independent directors approved the purchase in accordance with the Land Rights Agreement. As partial financing for the acquisition of the site, the Company elected to assume $4,184 of tax-exempt assessment district debt. The balance of $5,358 was paid through the issuance of 336,432 additional limited partnership units in the Operating Partnership to The Irvine Company. The limited partnership units are exchangeable for common stock on a one for one basis, subject to adjustment and certain limitations.

   In November 1995, the Company acquired a 300-unit development site known as Baypointe from The Irvine Company, pursuant to the Land Rights Agreement between the Company the The Irvine Company. The total purchase price paid was $4,190, of which $2,223 was cash and $1,967 was paid through the issuance of 113,372 additional limited partnership units in the Operating Partnership to The Irvine Company. The Company's board committee of independent directors approved the purchase in accordance with the Land Rights Agreement. The limited partnership units are exchangeable for common stock on a one for one basis, subject to adjustment and certain limitations.

   In March 1996, the Company acquired a development site known as Santa Maria for $3.3 million from The Irvine Company for the development of 227 rental units, pursuant to the Land Rights Agreement between the Company and The Irvine Company. The Company's board committee of independent directors approved the purchase in accordance with the Land Rights Agreement. As partial financing for the site acquisition, the Company assumed $2.8 million in tax-exempt assessment district debt. The balance of the

                       IRVINE APARTMENT COMMUNITIES, INC.


purchase price was paid through the issuance of 28,358 additional limited partnership units in the Operating Partnership to The Irvine Company. The limited partnership units are exchangeable for common stock on a one for one basis, subject to adjustment and certain limitations.

   Concurrent with the Company's common stock offering in July 1996, The Irvine Company, pursuant to its rights under the Operating Partnership Agreement, purchased 1.49 million limited partnership units at a price of $20.125 per unit (which is equal to the public offering price of common stock less an amount equivalent to the underwriting discount) or a total of $30.0 million. These units are exchangeable for common stock on a one for one basis, subject to adjustment and certain limitations.

   In July 1996, the Company acquired a development site known as The Colony for $3.5 million from The Irvine Company for the development of 245 rental units pursuant to the Land Rights Agreement between the Company and The Irvine Company. The Company's board committee of independent directors approved the purchase in accordance with the Land Rights Agreement. Of the total purchase price, $2.4 million was paid through the issuance of 115,544 additional limited partnership units in the Operating Partnership to The Irvine Company. The limited partnership units are exchangeable for common stock on a one for one basis, subject to adjustment and certain limitations.

   In December 1996, the Company acquired a development site known as Santa Rosa II for $6.0 million from The Irvine Company for the development of 207 rental units pursuant to the Land Rights Agreement between the Company and The Irvine Company. The Company's board committee of independent directors approved the purchase in accordance with the Land Rights Agreement. The purchase price was paid through the issuance of 244,857 additional limited partnership units in the Operating Partnership to The Irvine Company. The limited partnership units are exchangeable for common stock on a one for one basis, subject to adjustment and certain limitations.

   In February 1997, the Company acquired a development site known as Rancho Santa Fe for $8.4 million from The Irvine Company for the development of 316 rental units pursuant to the Land Rights Agreement between the Company and The Irvine Company. The Company's board committee of independent directors approved the purchase in accordance with the Land Rights Agreement. The purchase price was paid through the issuance of 313,439 additional limited partnership units in the Operating Partnership to The Irvine Company. The limited partnership units are exchangeable for common stock on a one for one basis, subject to adjustment and certain limitations. Pursuant to the terms of the acquisitions, a portion of the limited partnership units in the Operating Partnership are subject to forfeiture if the apartment community developed on the site does not achieve a 10% unleveraged return on costs for the first twelve months following stabilized occupancy.

   Concurrent with the Company's common stock offering in February 1997, The Irvine Company, pursuant to its rights under the Operating Partnership Agreement, purchased 1.39 million limited partnership units at a price of $26.06 per unit (which is equal to the public offering price of the common stock less an amount equivalent to the underwriting discount) or a total of $36.2 million. These units are exchangeable for common stock on a one for one basis, subject to adjustment and certain limitations.

   In October 1997, the Company acquired a development site known as Sonoma for $5.7 million from The Irvine Company for the development of 196 rental units pursuant to the Land Rights Agreement between the Company and The Irvine Company. The Company's board committee of independent directors approved the purchase in accordance with the Land Rights Agreement. The purchase price was paid through the issuance of 179,433 additional limited partnership units in the Operating Partnership to the Irvine Company. The limited partnership units are exchangeable for common stock on a one for one basis, subject to adjustment and certain limitations. Pursuant to the terms of the acquisition, a portion of the limited partnership units in the Operating Partnership are subject to forfeiture if the apartment community developed on the site does not achieve a 10% unleveraged return on costs for the first twelve months following stabilized occupancy.

   In December 1997, the Company acquired a development site known as Stonecrest, located in San Diego County, for $9.5 million from an affiliate of The Irvine Company for the development of 326 rental units. The Company's board committee of independent directors approved the purchase. The purchase price was paid through the issuance of 305,707 additional limited partnership units in the Operating Partnership to an affiliate of The Irvine Company. Of the limited partnership units issued, 199,011 are exchangeable for common stock on a one for one basis and 106,696 limited partnership units are not exchangeable for common stock absent approval of the shareholders of the Company.

   In December 1997, the Company acquired a development site known as Brittany for $10.3 million from The Irvine Company for the development of 393 rental units pursuant to the Land Rights Agreement between the Company and The Irvine Company. The Company's board committee of independent directors approved the purchase in accordance with the Land Rights Agreement. The purchase price was paid through the issuance of 332,060 additional limited partnership units in the Operating Partnership to The Irvine

                       IRVINE APARTMENT COMMUNITIES, INC.


Company. The limited partnership units are exchangeable for common stock on a one for one basis, subject to adjustment and certain limitations.

   One of the Company's directors is chairman of a bank which participates in the Operating Partnership's credit facility. Based on the bank's percentage participation in the credit facility, the Company estimates that the amount of interest and fees paid to the bank totaled $279, $245 and $388 in 1997, 1996 and 1995, respectively.

NOTE 10 - EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share which have been restated to comply with the new accounting requirements:

  ----------------------------------------------------------------------------------------------------------
                                                                                 For the years ended
                                                                                      December 31,
  (in thousands, except per share data)                                      1997          1996        1995
  ----------------------------------------------------------------------------------------------------------
  Numerator:
        Numerator for basic earnings per share -
           Net income                                                     $26,404       $18,746       $8,465
        Effect of dilutive securities:
           Minority interest in loss                                                                  (6,836)
  ----------------------------------------------------------------------------------------------------------
        Numerator for diluted earnings per share -
           Income available to common shareholders after effect of
             dilutive securities                                          $26,404       $18,746       $1,629
  ==========================================================================================================
  Denominator:
       Denominator for basic earnings per share-weighted average
         shares outstanding                                                19,656        17,732       13,856
       Effective of dilutive securities:
           Stock plans                                                        137           151           28
           Convertible limited partnership units in the Operating
             Partnership                                                                              19,335
  ----------------------------------------------------------------------------------------------------------
       Denominator for diluted earnings per share -
           adjusted weighted-average shares after effect of
             dilutive securities                                           19,793        17,883       33,219
  ==========================================================================================================
  Basic earnings per share:
       Income before extraordinary item and minority interest                                          $0.84
       Extraordinary item - charge related to debt extinguishment                                      (0.23)
  ----------------------------------------------------------------------------------------------------------
   Basic Earnings Per Share                                                 $1.34         $1.06        $0.61
  ==========================================================================================================
  Diluted earnings per share:
       Income before extraordinary item and minority interest in
         loss                                                                                          $0.75
       Extraordinary item - charge related to debt extinguishment                                      (0.70)
  ----------------------------------------------------------------------------------------------------------
  Diluted Earnings Per Share                                                $1.33         $1.05        $0.05
  ==========================================================================================================

Options to purchase 51,000 and 170,000 shares of common stock were outstanding during 1997 and 1995, respectively, but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares and, therefore, the effect would be antidilutive. Convertible limit partner units totaling 23,930,000 and 21,221,000 were outstanding during 1997 and 1996, respectively, but were not included in the computation of diluted earnings per share because the effect would be antidilutive.

In January 1998, the Trust issued 6.0 million of 8-1/4% Series A Preferred Securities. The proceeds were used to purchase an equivalent amount of 8-1/4% Series A Preferred Limited Partner Units in the Operating Partnership. Income will be allocated to the Series A Preferred Limited Partner Unit Holders at an annual rate of 8-1/4%.

                       IRVINE APARTMENT COMMUNITIES, INC.


NOTE 11 -- STOCK PLANS

EMPLOYEE STOCK OPTION PLAN: The Company has adopted long term stock incentive plans that provide for awards of non-qualified or incentive stock options, stock appreciation rights, performance awards, restricted stock, restricted stock units and stock unit awards. The plans limit the number of shares of common stock to be issued with respect to these awards to 5% of the total partnership units and common stock outstanding from time to time. The non-qualified stock options in the table below vest in equal installments over a three-year period from the date of grant and expire ten years from the grant dates.

NON-QUALIFIED STOCK OPTION TRANSACTIONS

                                                                              Number          Exercise price
                                                                          of Options               Per share
------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1994                                             189,000                  $17.50
Granted                                                                      384,000        $15.88 to $16.13
Canceled                                                                     (74,000)       $16.13 to $17.50
------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1995                                             499,000        $15.88 to $17.50
Granted                                                                       10,000                  $20.00
Exercised                                                                    (66,667)       $16.13 to $17.50
Canceled                                                                     (33,333)                 $16.13
------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1996                                             409,000        $15.88 to $20.00
Granted                                                                      265,000        $26.63 to $29.81
Exercised                                                                   (139,666)       $15.88 to $17.50
Canceled                                                                     (95,001)       $15.88 to $26.88
------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1997                                             439,333        $15.88 to $29.81
============================================================================================================
Vested and exercisable at December 31, 1997                                  122,665        $16.13 to $20.00
============================================================================================================

The restricted stock awards of the Company's President and Chief Executive Officer vest over five years. The restricted stock performance awards issued to other officers vest over a five-year period provided that the Company meets certain financial targets.


PERFORMANCE AWARD TRANSACTIONS

                                                                                            Number of Awards
------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1994                                                                     200,000
Granted                                                                                              235,000
Canceled                                                                                            (110,000)
------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1995                                                                     325,000
Granted                                                                                               10,000
Issued                                                                                               (20,000)
Canceled                                                                                             (82,049)
------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1996                                                                     232,951
Granted                                                                                               96,500
Issued                                                                                               (62,951)
Canceled                                                                                            (105,710)
------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1997                                                                     160,790
============================================================================================================
Vested at December 31, 1997                                                                           17,290
============================================================================================================

The total number of shares available to be granted at December 31, 1997 under these plans was 1,369,639.

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

                       IRVINE APARTMENT COMMUNITIES, INC.


DIRECTORS' OPTION TRANSACTIONS

                                                                                 Number       Exercise Price
                                                                             of Options            Per Share
------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1994                                                 25,000               $17.44
Granted                                                                           5,000               $15.63
------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1995                                                 30,000     $15.63 to $17.44
Granted                                                                           5,000               $20.06
------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1996                                                 35,000     $15.63 to $20.06
Granted                                                                           5,000               $26.75
Exercised                                                                       (7,000)     $15.63 to $20.06
------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1997                                                 33,000     $15.63 to $26.75
============================================================================================================
Available for future grant                                                       60,000
============================================================================================================

EQUITY COMPENSATION PLANS: The Company applies APB Opinion 25 and related interpretations in accounting for its equity compensation plans as described above. Accordingly, no compensation cost has been recognized for its stock option plans. Compensation cost for the Company's other stock-based compensation plans has been determined utilizing the fair value of the award over the service period. Had the Company applied FAS Statement 123 for stock-based compensation it would result in net income and earnings per share amounts that approximate the amounts reported. Under FAS Statement 123 the fair value for options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1997, 1996 and 1995, respectively: risk-free interest rates of 6.43%, 6.46%, and 7.15%; dividend yields of 5.27%, 7.09% and 8.49%; volatility factors of the expected market price of the Company's common stock of 0.184, 0.204 and 0.242; and a weighted average expected life of the options of 7 years.

NOTE 12 -- SAVINGS PLAN

Effective January 1, 1994, the Company implemented a defined contribution 401(k) benefit plan covering substantially all employees who have satisfied minimum age and service requirements. The Company matches employee contributions up to 50%, within certain limits, which are accrued as incurred. The Company also makes contributions to this plan for each participant, generally equal to 3% of the participant's base salary. The aggregate cost of these contributions by the Company was $125, $122 and $95 in 1997, 1996 and 1995, respectively.

NOTE 13 -- AGREEMENTS, COMMITMENTS AND CONTINGENCIES

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

ASSESSMENT DISTRICTS: In some of the local jurisdictions within Orange County where the Predecessor developed property, assessment districts were formed by local governments to finance major infrastructure improvements. At December 31, 1997, the Company had $38.1 million of assessment district debt, of which $21.5 million was reflected in the balance sheet.

EXCHANGE RIGHTS: The Irvine Company and certain of its affiliates have the right to exchange up to one-third of the total common limited partner units owned by them for shares of common stock in each twelve-month period commencing on December 8 of each year at an exchange ratio of one to one, subject to adjustment in certain events. These exchanges are subject to certain restrictions including percentage ownership limits.

COMPANY'S OBLIGATION TO PURCHASE TENDERED OPERATING PARTNERSHIP UNITS: The Irvine Company and certain of its affiliates have the right to sell to the Company for cash generally up to one-third of its common limited partner units in each twelve-month period commencing on December 8 of each year. These sales are subject to certain restrictions. The Company is to purchase the tendered interests at a purchase price equal to the average of the daily market prices for the common stock of the Company for the ten

                       IRVINE APARTMENT COMMUNITIES, INC.


consecutive trading days immediately preceding the date of receipt by the Company of a notice of cash tender. The Company is to pay for these interests solely with the net proceeds of an offering of the Company's common stock. The Company and certain of its affiliates would bear the costs of sale (other than underwriting discounts and commissions). The Irvine Company and certain of its affiliates would bear all market risk if the market price at closing was less than the purchase price as determined on the date of tender. Any proceeds of the offering in excess of the purchase price would be for the sole benefit of the Company.

RENT RESTRICTIONS: As of December 31, 1997, 18.5% of the apartment units within the Company's portfolio were required to be set aside for residents within certain income levels and had limitations on the rent that could be charged to such tenants. The rental revenue from five of these projects includes governmental rent subsidy payments of $3,903, $3,977 and $4,023 for the years ended December 31, 1997, 1996 and 1995, respectively.

NOTE 14 -- IAC CAPITAL TRUST (UNAUDITED)

In January 1998, IAC Capital Trust issued 6.0 million of 8-1/4% Series A Preferred Securities. The proceeds of $150 million were used to purchase an equivalent amount of 8-1/4% Series A Preferred Limited Partner Units in the Operating Partnership. The Operating Partnership used the $150 million of proceeds, net of costs and offering expenses, all of which were paid by the Operating Partnership, to repay the outstanding balance on the Operating Partnership's credit facility and to fund development.

NOTE 15 -- QUARTERLY FINANCIAL DATA (UNAUDITED)

All 1996 quarters and the first three quarters of 1997 have been restated to comply with the new accounting requirements regarding earnings per share.

(dollars in thousands, except per share data)
1997 Quarters Ended                                    March 31         June 30   September 30   December 31
------------------------------------------------------------------------------------------------------------
Revenues                                                $43,280         $44,673        $48,913       $50,079
Expenses                                                 29,761          29,583         34,567        34,451
Net income                                                6,111           6,809          6,479         7,005
Basic earnings per share                                  $0.32           $0.34          $0.33         $0.35
Diluted earnings per share                                $0.32           $0.34          $0.33         $0.35
============================================================================================================

1996 Quarters Ended                                    March 31         June 30   September 30   December 31
------------------------------------------------------------------------------------------------------------
Revenues                                                $37,089         $38,967        $40,680       $41,962
Expenses                                                 28,401          29,811         29,619        29,675
Net income                                                3,947           4,158          5,043         5,598
Basic earnings per share                                  $0.23           $0.24          $0.27         $0.30
Diluted earnings per share                                $0.23           $0.24          $0.27         $0.30
============================================================================================================


                       IRVINE APARTMENT COMMUNITIES, INC.


                         REPORT OF INDEPENDENT AUDITORS

--------------------------------------------------------------------------------

To The Board of Directors and Shareholders
Irvine Apartment Communities, Inc.

   We have audited the accompanying consolidated balance sheets of Irvine Apartment Communities, Inc. (the "Company") as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                        /s/  ERNST & YOUNG LLP
                                        ---------------------------------------

Newport Beach, California
January 30, 1998

                       IRVINE APARTMENT COMMUNITIES, INC.


                   PROPERTY INFORMATION - STABILIZED PORTFOLIO

--------------------------------------------------------------------------------

                                                                                    1997 Average Monthly
                                                                                        Rental Rates
                                                                                    --------------------
                                                                                                            1997
                                                                          Average                 Per    Average
                                                     Year  Number of    Unit Size              Square   Physical
Property                                        Completed      Units  (Square Feet)  Per Unit    Foot  Occupancy
----------------------------------------------------------------------------------------------------------------
Properties Stabilized for all  of 1997:
----------------------------------------------------------------------------------------------------------------
Irvine, CA (35 Properties)
   Amherst Court                                     1991        162          724     $1,023    $1.41      93.5%
   Berkeley Court                                    1986        152          877      1,076     1.23      92.8%
   Cedar Creek                                       1985        176          811        972     1.20      96.1%
   Columbia Court                                    1984         58          852      1,014     1.19      95.8%
   Cornell Court                                     1984        109          894      1,097     1.23      90.6%
   Cross Creek                                       1985        136          935      1,029     1.10      95.3%
   Dartmouth Court                                   1986        294          896      1,100     1.23      93.1%
   Deerfield                                      1975/83     192/96          847        936     1.11      95.8%
   Harvard Court                                     1986        112          826      1,036     1.25      92.4%
   Northwood Park                                    1985        168          944        967     1.02      95.2%
   Northwood Place                                   1986        604          954        968     1.01      94.3%
   Orchard Park                                      1982         60          971      1,009     1.04      99.5%
   Park West                                   1970/71/72 256/276/348       1,004      1,000     1.00      92.9%
   Parkwood                                          1974        296          883        983     1.11      93.2%
   Rancho San Joaquin                                1976        368          896      1,030     1.15      95.5%
   San Carlo                                         1989        354        1,074      1,219     1.14      95.8%
   San Leon                                          1987        248          951      1,077     1.13      93.5%
   San Marco                                         1988        426          923      1,019     1.10      93.8%
   San Marino                                        1986        200          927      1,044     1.13      94.7%
   San Mateo                                         1990        283          720        977     1.36      96.6%
   San Paulo                                         1993        382        1,001        991     0.99      92.7%
   San Remo                                       1986/88    136/112          966      1,039     1.08      92.9%
   Santa Clara 1                                     1996        378          967      1,234     1.28      94.5%
   Santa Rosa 1                                      1996        368          895      1,166     1.30      94.9%
   Stanford Court                                    1985        320          799      1,013     1.27      94.4%
   The Parklands                                     1983        121          794      1,135     1.43      99.9%
   Turtle Rock Canyon                                1991        217        1,024      1,295     1.26      96.4%
   Turtle Rock Vista                              1976/77    112/140        1,155      1,250     1.08      94.9%
   Villa Coronado1                                   1996        513          929      1,218     1.31      93.9%
   Windwood Glen                                     1985        196          878        976     1.11      96.5%
   Windwood Knoll                                    1983        248          903        948     1.05      95.3%
   Woodbridge Oaks                                   1983        120          976      1,073     1.10      99.8%
   Woodbridge Pines                                  1976        220          872      1,005     1.15      93.3%
   Woodbridge Villas                                 1982        258          871        966     1.11      93.6%
   Woodbridge Willows                                1984        200          894        993     1.11      94.5%
----------------------------------------------------------------------------------------------------------------
     Subtotal                                                  9,415          924      1,056     1.14      94.4%
----------------------------------------------------------------------------------------------------------------
Newport Beach, CA  (7 Properties)
   Bayport                                           1971        104          867      1,055     1.22      96.4%
   Bayview                                           1971         64        1,154      1,292     1.12      96.4%
   Baywood                                        1973/84     320/68        1,074      1,182     1.10      94.6%
   Mariner Square                                    1969        114        1,104      1,167     1.06      96.0%
   Newport North                                     1986        570          947      1,111     1.17      94.8%
   Newport Ridge1                                    1996        512          957      1,423     1.49      94.8%
   Promontory Point                                  1974        520        1,056      1,664     1.58      94.1%
----------------------------------------------------------------------------------------------------------------
     Subtotal                                                  2,272        1,006      1,325     1.32      94.8%
----------------------------------------------------------------------------------------------------------------
Tustin, CA  (6 Properties)
   Rancho Alisal                                  1988/91     344/12          967      1,021     1.06      94.4%
   Rancho Maderas                                    1989        266          939      1,075     1.14      93.5%
   Rancho Mariposa                                   1992        238          856      1,025     1.20      95.6%
   Rancho Monterey1                                  1996        436          932      1,212     1.30      95.0%
   Rancho Tierra                                     1989        252        1,031      1,122     1.09      94.9%
   Sierra Vista                                      1992        306          852      1,085     1.27      96.3%
----------------------------------------------------------------------------------------------------------------
     Subtotal                                                  1,854          930      1,099     1.18      94.9%
----------------------------------------------------------------------------------------------------------------
Total Properties Stabilized for all of 1997                   13,541          939      1,107     1.18      94.6%
----------------------------------------------------------------------------------------------------------------
Properties Stabilized or Acquired During
1997:
   Santa Maria (Irvine)2                             1997        227        1,125      1,446     1.29      95.3%
   Baypointe (Newport Beach)2                        1997        300        1,037      1,410     1.36      96.6%
   Villas of Renaissance (San Diego County)2         1992        923          957      1,226     1.28      89.8%
----------------------------------------------------------------------------------------------------------------
Total Properties Stabilized or Acquired During                 1,450        1,000      1,298     1.30      92.0%
1997
----------------------------------------------------------------------------------------------------------------
Total Stabilized Portfolio                                    14,991          945     $1,116    $1.18      94.5%
================================================================================================================

 1 Represents property stabilized during 1996.
 2 Represents amounts from initial stabilization date or acquisition date

                       IRVINE APARTMENT COMMUNITIES, INC.


                             DIRECTORS AND OFFICERS
--------------------------------------------------------------------------------


BOARD OF DIRECTORS

DONALD BREN(1)
Chairman
Irvine Apartment Communities, Inc.
and The Irvine Company

ANTHONY M. FRANK(2),(3)
Chairman
Acrogen, Inc.

JOHN F. GRUNDHOFER(2),(3)
Chairman, President and
Chief Executive Officer
First Bank System, Inc.

BOWEN H. MCCOY(1),(3),(4)
President
Buzz McCoy Associates, Inc.

WILLIAM H. MCFARLAND(1)
President and Chief Executive Officer
Irvine Apartment Communities, Inc.

MICHAEL D. MCKEE(1)
Executive Vice President
and Chief Financial Officer
The Irvine Company

JACK W. PELTASON(2),(3)
Retired President
University of California

JOHN F. SEYMOUR, JR.(3),(4)
Chief Executive Officer
Southern California Housing
Development Corporation

RAYMOND L. WATSON(1)
Vice Chairman of the Board
The Irvine Company

(1)  Executive Committee Member
(2)  Audit Committee Member
(3)  Independent Directors Committee Member
(4)  Compensation Committee Member

                       IRVINE APARTMENT COMMUNITIES, INC.


                             DIRECTORS AND OFFICERS
--------------------------------------------------------------------------------


OFFICERS

WILLIAM H. MCFARLAND
President and
Chief Executive Officer

RICHARD E. LAMPRECHT
Senior Vice President,
President, Irvine Ranch Division

JAMES E. MEAD
Senior Vice President,
Chief Financial Officer
and Secretary

WILLIAM W. THOMPSON
Senior Vice President,
President, California Division

HANK BAKER
Vice President,
Marketing

BRUCE N. DORFMAN
Vice President, Development
California Division

SHAWN HOWIE
Vice President, Corporate
Finance and Controller

ROBERT J. HUGHES
Vice President, Construction
California Division

DAVID A. MCALLISTER
Vice President, Construction
Irvine Ranch Division


KEVIN P. PAYNE
Vice President, Development
Irvine Ranch Division

SCOTT A. REINERT
Vice President,
Operations

                       IRVINE APARTMENT COMMUNITIES, INC.


SHAREHOLDER INFORMATION
--------------------------------------------------------------------------------
CORPORATE HEADQUARTERS

Irvine Apartment Communities, Inc.
550 Newport Center Drive, Suite 300
Newport Beach, California 92660-7011
Telephone:  (714) 720-5500
Fax: (714) 720-5550

NORTHERN CALIFORNIA OFFICE

591 Redwood Highway, Suite 5275
Mill Valley, California 94941
Telephone:  (415) 381-3001
Fax:  (415) 381-3046

TRANSFER AGENT - IAC

For Common Shareholders:
Boston EquiServe, L.P.
P. O. Box 8040
Boston, Massachusetts 02266-8040
(800) 733-5001

TRANSFER AGENT - IAC CAPITAL TRUST

For Preferred Security Holders:
The Bank of New York
101 Barclay Street
New York, New York 10286
(212) 815-6286

STOCK EXCHANGE LISTING

The Company's common stock is listed on the New York and Pacific Stock Exchanges under the ticker symbol: IAC. IAC Capital Trust's preferred securities are listed on the New York Stock Exchange under the ticker symbol: IAC Pr A.

ANNUAL SHAREHOLDERS' MEETING

The Company's annual shareholders' meeting will be held at the Hyatt Regency Irvine Hotel in Irvine, California, at 10:00 a.m. on Thursday, May 7, 1998.

FORM 10-K

The Company's Form 10-K, filed with the Securities and Exchange Commission, may be obtained without charge by writing to the Investor Relations Department.

DIVIDEND REINVESTMENT AND ADDITIONAL CASH INVESTMENT PLAN

Shareholders may automatically reinvest their dividends or make periodic cash investments in additional shares of the Company's common stock under this plan. For additional information and enrollment materials, please contact Boston EquiServe, L.P. at (800) 733-5001.

                       IRVINE APARTMENT COMMUNITIES, INC.


COMMON STOCK CLOSING PRICES ON THE
NEW YORK STOCK EXCHANGE


Period                                                                       High                        Low
------------------------------------------------------------------------------------------------------------
1997:
Fourth Quarter                                                            $33.500                    $29.750
Third Quarter                                                              33.375                     28.250
Second Quarter                                                             30.000                     25.625
First Quarter                                                              29.375                     24.875
------------------------------------------------------------------------------------------------------------
1996:
Fourth Quarter                                                             25.000                     22.125
Third Quarter                                                              23.375                     20.250
Second Quarter                                                             20.625                     19.000
First Quarter                                                              21.000                     18.750
============================================================================================================


DISTRIBUTIONS

                                                                                  Distribution Type for
                                                                                   Federal Income Tax
                                                                                      Tax Purposes
                                                                         --------------------------------------
                                              Cash Distribution             Taxable                Return of
Payable Date                                      Per Share                  Income                 Capital
---------------------------------------------------------------------------------------------------------------
11/26/97                                          $ 0.375                      91%                     9%
8/29/97                                             0.375                      91%                     9%
5/30/97                                             0.365                      91%                     9%
2/28/97                                             0.365                      91%                     9%
11/27/96                                            0.365                      82%                    18%
8/30/96                                             0.365                      82%                    18%
5/31/96                                             0.355                      82%                    18%
2/29/96                                             0.355                      82%                    18%
11/30/95                                            0.355                      25%                    75%
8/31/95                                             0.355                      25%                    75%
5/31/95                                             0.340                      25%                    75%
2/28/95                                             0.340                      25%                    75%
11/30/94                                            0.340                      28%                    72%
8/31/94                                             0.340                      28%                    72%
5/31/94                                             0.340                      28%                    72%
2/28/94                                             0.090                      28%                    72%
---------------------------------------------------------------------------------------------------------------